                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-34799


                                4,717,500 SHARES

[BUDGET LOGO]
                               BUDGET GROUP, INC.

                              CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                            ------------------------
     All the shares of Class A Common Stock offered hereby (the "Offering") are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares.

     The Company has two classes of Common Stock, the Class A Common Stock, par value $.01 per share, and the Class B Common Stock, par value $.01 per share. Holders of the Class A Common Stock are entitled to one vote per share and holders of the Class B Common Stock are entitled to ten votes per share. Upon completion of the Offering, the Principal Executive Officers of the Company will retain 49.5% of the combined voting power of both classes of Common Stock. See "Principal and Selling Stockholders".

     The last reported sale price of the Class A Common Stock, which is listed on the New York Stock Exchange under the symbol "BD", on September 30, 1997 was $33.00 per share. See "Price Range of Common Stock".

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                          PUBLIC                    PROCEEDS TO
                                                         OFFERING    UNDERWRITING     SELLING
                                                          PRICE      DISCOUNT(1)    STOCKHOLDERS
                                                       ------------  ------------   ------------
Per Share............................................     $33.00        $1.40          $31.60
Total(2).............................................  $155,677,500  $6,604,500     $149,073,000

---------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(2) The Company and the Selling Stockholders have granted the Underwriters options for 45 days to purchase up to an additional 600,000 shares at the public offering price per share, less the underwriting discount, solely to cover over-allotments, if any. If such options are exercised in full, the total public offering price, underwriting discount, proceeds to Selling Stockholders and proceeds to the Company will be $175,477,500, $7,444,500, $153,813,000 and $14,220,000, respectively.
                            ------------------------
     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about October 6, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                  CREDIT SUISSE FIRST BOSTON

ABN AMRO CHICAGO CORPORATION
                            BT ALEX. BROWN
                                      MCDONALD & COMPANY
                                       SECURITIES, INC.

                                                               J.P. MORGAN & CO.
                The date of this Prospectus is October 1, 1997.

                          [Picture of Budget key fob]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus assumes that the Underwriters' over-allotment options are not exercised. As used in this Prospectus, unless the context otherwise requires, (i) "TEAM" refers to Budget Group, Inc. and its subsidiaries prior to its acquisition of Budget Rent a Car Corporation on April 29, 1997 (the "Budget Acquisition"); (ii) "BRACC" refers to Budget Rent a Car Corporation and its subsidiaries; (iii) the "Company" or "Budget Group" refers to TEAM (including BRACC) after giving effect to the Budget Acquisition; (iv) the "Budget System" or "Budget" refers to the business of renting cars and trucks and retailing late model vehicles conducted by the Company and its franchisees under the Budget name and (v) "Selling Stockholders" refers to Ford FSG, Inc., an affiliate of Ford Motor Company ("Ford"), Atlantic Equity Corporation, a wholly owned subsidiary of NationsBank Corporation ("NationsBank"), Budget Rent-A-Car of Southern California ("SoCal"), a licensee of the Company, and Alan D. Liker, a director of the Company. See "Principal and Selling Stockholders". In connection with the Budget Acquisition, Team Rental Group, Inc. changed its name to Budget Group, Inc. "Common Stock", as used herein, refers collectively and without distinction to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and the Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of the Company.

                                  THE COMPANY

     The Company and its franchisees operate the third largest worldwide general use car and truck rental system, with approximately 3,200 locations and a peak fleet size during 1996 of 266,000 cars and 18,000 trucks. The Budget System includes locations in both the airport and local (downtown and suburban) markets in all major metropolitan areas in the United States, in many other small and mid-size U.S. markets and in more than 110 countries worldwide. Pro forma for the Budget Acquisition, the Budget System included approximately 455 company-owned locations in the United States at December 31, 1996, accounting for approximately 76% of 1996 U.S. system-wide revenues. In addition, Budget franchisees operated approximately 500 royalty-paying franchise locations in the United States at December 31, 1996. Budget is one of only three vehicle rental systems that offer rental vehicles throughout the world under a single brand name, with locations in Europe, Canada, Latin America, the Middle East, Asia/Pacific and Africa. The Budget System currently maintains more local market rental locations throughout the world than its major competitors. The Budget System is also unique among major car rental systems in that it rents trucks in most major markets worldwide. The Budget System's consumer truck rental fleet is the fourth largest in the United States. The Budget System had vehicle rental revenues of $2.5 billion for 1996.

     The Company is also one of the largest independent retailers of late model vehicles in the United States, with 23 retail car sales facilities and pro forma revenues of $246.9 million for 1996. The Company operates its retail car sales facilities under the name "Budget Car Sales".

     On April 29, 1997, the Company acquired all the capital stock of BRACC pursuant to a series of stock purchase agreements among TEAM, Ford, BRACC and the common stockholder of BRACC (the "Stock Purchase Agreements"). The consideration paid by the Company pursuant to the Stock Purchase Agreements consisted of approximately $275.0 million in cash and the issuance to Ford of 4,500 shares of Series A Convertible Preferred Stock of the Company (representing all the outstanding shares of such series). See "The Budget Acquisition". Each share of Series A Convertible Preferred Stock is non-voting, does not carry a dividend and is convertible into 1,000 shares of Class A Common Stock. In connection with the Offering, 4,400 shares of Series A Convertible Preferred Stock issued to Ford will convert into 4,400,000 shares of Class A Common Stock, which are being offered hereby.

                                    STRATEGY

     Management's long-term strategy is to create an automotive services company which leverages the asset base and expertise of the Company. The Company's assets include a trade name that is recognized around the world; locations for the rental, sale and maintenance of vehicles; a workforce that is proficient in acquiring, financing, monitoring, maintaining and selling cars and trucks; and advanced information systems to support these operations. Increasing the utilization of these assets by acquiring automobile-related businesses would reduce the Company's unit costs and increase profitability. In the near term, management has developed a business strategy designed to increase the revenues and improve the profitability of the Company. Key elements of this strategy are as follows:

          Enhance the Budget Brand. The Budget System's company-owned locations account for approximately 76% of U.S. revenues, which management believes is a higher percentage than many of its principal competitors. Management believes this high level of corporate ownership is a competitive advantage in the marketplace. It facilitates more consistent delivery of high quality services and improved operations and communications, thereby strengthening the Budget brand name among customers. In addition, the Company's structure facilitates national advertising and marketing programs designed to increase the public's awareness of the Budget brand. Management believes that there will be continuing opportunities to further consolidate the Budget System by acquiring additional franchise operations, and that such consolidation will further strengthen the Budget brand.

          Improve the Performance of Car Rental Operations. Historically, TEAM enhanced the profitability of its acquired franchise territories by reducing operating costs and increasing rental revenue. Similarly, in 1996, BRACC began initiatives to improve the performance of its company-owned operations. Management believes that the Budget Acquisition will enable the Company to combine key elements of the TEAM and BRACC strategies to achieve even greater operating efficiencies. The Company expects to undertake significant initiatives to (i) enhance the performance of its U.S. car rental operations, (ii) capitalize on the increased level of company-owned locations, (iii) increase its marketing to corporate accounts, (iv) place increased emphasis on the leisure and local rental markets (including its entry into the insurance replacement market), and (v) expand and improve Budget's international operations.

          Continue to Expand Retail Car Sales Operations. The increased cost of new cars and the improved reliability of low-mileage, late model cars have contributed to greater market demand for late model cars in recent years. The Company, with 23 retail car sales facilities and pro forma car sales revenues of $246.9 million for 1996, is one of the largest independent retailers of late model vehicles in the United States. The Company is establishing a nationally recognized retail car sales operation which will provide low-mileage, late model vehicles to consumers in a new car sales environment under the Budget Car Sales brand.

          Expand Truck Rental Operations. With the fourth largest consumer truck rental fleet in the United States, Budget is unique among major car rental systems in that it rents trucks to consumers and commercial users in most major markets worldwide. The Company expects to add truck rental locations in various markets, particularly in conjunction with the addition of new local market car rental locations. Management believes that adding truck rental locations will leverage certain fixed costs and increase consumer awareness of the Budget brand, while favorable pricing trends in the truck rental market are expected to provide attractive returns on invested capital.

                             ---------------------

     Sanford Miller (Chairman of the Board and Chief Executive Officer), John P. Kennedy (Vice Chairman of the Board) and Jeffrey D. Congdon (Vice Chairman of the Board and Chief Financial Officer) (collectively, the "Principal Executive Officers") together have over 75 years of experience in the vehicle rental business and had acquired and operated 54 Budget franchises prior to the Budget Acquisition. In addition, Messrs. Miller and Congdon together have over 25 years of experience operating retail car sales facilities.

     The principal executive offices of the Company are located at 125 Basin Street, Suite 210, Daytona Beach, Florida 32114 (telephone number: (904) 238-7035).

                              RECENT DEVELOPMENTS

     On July 31, 1997, the Company acquired the fleet and certain other assets of Premier Rental Car, Inc. ("Premier"). The purchase price consisted of $2.0 million in cash and the refinancing of approximately $85.2 million of outstanding Premier fleet indebtedness (the "Premier Acquisition"). Premier, based in Cleveland, Ohio, provides rental cars for the insurance replacement market and owns and operates 9,000 vehicles from 101 locations in 13 major U.S. markets. In 1996, Premier had revenues of approximately $61.0 million. Premier will continue to operate under its own trade name, and the Company does not expect this acquisition to have a material effect on its earnings in 1997. In July 1997, the Company acquired the Budget franchise located in Chattanooga, Tennessee for $3.2 million.

     On August 19, 1997, Budget Truck Rental announced that it had entered into a four-year preferred alliance agreement with HFS Incorporated, making Budget the exclusive provider of truck rental services promoted to customers of Coldwell Banker, ERA and Century 21 real estate brands, as well as relocation customers of HFS Mobility Services, Inc. In September 1997, the Company entered into a letter of intent to purchase the St. Louis, Missouri Budget franchisee for approximately $9.0 million, consisting of $1.0 million in cash and $8.0 million in Class A Common Stock. This franchisee has six locations and a peak fleet of approximately 1,100 vehicles, and had revenues of approximately $16.0 million for 1996.

                                  THE OFFERING

Class A Common Stock offered(a)....................    4,717,500   shares

Shares to be outstanding after the Offering:
  Class A Common Stock(a)..........................   22,645,583   shares
  Class B Common Stock.............................    1,936,600   shares
                                                     -----------
          Total(b).................................   24,582,183   shares
                                                     ===========
Use of proceeds....................................  The Company will receive proceeds from the
                                                     Offering only upon exercise of the over-allotment
                                                     options. See "Use of Proceeds".

NYSE symbol........................................  BD

---------------

(a) In the event the over-allotment options are exercised in full, the total number of shares of Class A Common Stock to be offered and the total number of shares of Class A Common Stock to be outstanding after the Offering would be 5,317,500 and 23,245,583, respectively.

(b) Does not include (i) 3,986,049 shares of Class A Common Stock issuable upon conversion of the Company's outstanding 7.0% Convertible Subordinated Notes, Series A, due 2007 (the "Series A Convertible Notes"); (ii) 1,609,442 shares of Class A Common Stock issuable upon conversion of the Company's outstanding 6.85% Convertible Subordinated Notes, Series B, due 2007 (the "Series B Convertible Notes" and together with the Series A Convertible Notes, the "Convertible Notes"); (iii) 100,000 shares of Class A Common Stock issuable upon conversion of the Series A Convertible Preferred Stock issued to Ford in the Budget Acquisition that will remain outstanding if the Underwriters' over-allotment option from Ford is not exercised; (iv) 1,768,150 shares of Class A Common Stock and 164,000 shares of Class B Common Stock issuable pursuant to outstanding options; (v) 50,000 shares of Class A Common Stock reserved for issuance upon exercise of a warrant (the "NationsBank Warrant") that will remain outstanding if the Underwriters' over-allotment option from Atlantic Equity Corporation is not exercised; and (vi) 36,667 shares of Class A Common Stock held as treasury shares. See "Management -- Benefit Plans" and "Description of Capital Stock -- Warrants".

                        SUMMARY PRO FORMA FINANCIAL DATA

     The following tables set forth summary unaudited pro forma financial data of the Company, which data were derived from the Pro Forma Consolidated Statements of Operations for the year ended December 31, 1996 and the six months ended June 30, 1997 included elsewhere in this Prospectus. The pro forma statements of operations data and other data give effect to the 1996 TEAM Transactions and the Budget Acquisition Transactions (each as defined under "Pro Forma Consolidated Statements of Operations") as if they each had occurred on January 1, 1996. The information below should be read in conjunction with the Pro Forma Consolidated Statements of Operations and the notes thereto included elsewhere in this Prospectus. The summary unaudited pro forma financial data set forth below are presented for information purposes only and do not purport to represent what the Company's results of operations would have been had the Transactions actually occurred on the date indicated or to predict the Company's results of operations in the future.

                                                                                    SIX MONTHS
                                                                 YEAR ENDED            ENDED
                                                              DECEMBER 31, 1996    JUNE 30, 1997
                                                              -----------------    -------------
                                                                (IN THOUSANDS EXCEPT PER SHARE
                                                                            DATA)
STATEMENTS OF OPERATIONS DATA:
Operating revenue:
  Vehicle rental revenue....................................     $1,197,888         $  606,504
  Royalty fees..............................................         52,711             28,612
  Retail car sales revenue..................................        246,936            130,738
  Other.....................................................         14,693              3,482
                                                                 ----------         ----------
         Total operating revenues...........................     $1,512,228         $  769,336
                                                                 ----------         ----------
Operating costs and expenses:
  Direct vehicle and operating..............................        152,039             79,075
  Depreciation -- vehicle...................................        327,436            174,236
  Depreciation -- non-vehicle...............................         29,577             13,953
  Cost of car sales.........................................        212,330            111,759
  Sales, general and administrative.........................        613,769            336,678
  Amortization..............................................         12,517              6,471
                                                                 ----------         ----------
         Total operating costs and expenses.................     $1,347,668         $  722,172
                                                                 ----------         ----------
Operating income............................................     $  164,560         $   47,164
                                                                 ----------         ----------
Other (income) expense:
  Vehicle interest expense..................................        106,921             56,895
  Non-vehicle interest expense..............................         26,929             11,799
  Interest income -- restricted cash........................         (1,818)            (1,848)
                                                                 ----------         ----------
         Total other (income) expense.......................     $  132,032         $   66,846
                                                                 ----------         ----------
Income (loss) before income taxes...........................         32,528            (19,682)
  Provision for income taxes................................         11,624             (8,946)
                                                                 ----------         ----------
         Net income (loss)..................................     $   20,904         $  (10,736)
                                                                 ==========         ==========
Weighted average common and common equivalent shares
  outstanding:
  Primary...................................................         24,579             24,982
  Fully diluted.............................................         28,618             25,286
Earnings per common and common equivalent share:
  Primary...................................................     $     0.85         $    (0.43)
  Fully diluted.............................................     $     0.85         $    (0.43)
                                                                 ==========         ==========
OTHER DATA:
EBITDA(a)...................................................     $  535,908         $  243,672
Adjusted EBITDA(a)..........................................        101,551             12,541
Ratio of Adjusted EBITDA to non-vehicle interest expense....            3.8x               1.1x

---------------

(a) EBITDA consists of income before income taxes plus (i) vehicle interest expense, (ii) non-vehicle interest expense, (iii) vehicle depreciation expense and (iv) non-vehicle depreciation and amortization expenses. Adjusted EBITDA consists of income before income taxes plus (i) non-vehicle interest expense and (ii) non-vehicle depreciation and amortization expenses. EBITDA and Adjusted EBITDA are not presented as, and should not be considered, alternative measures of operating results or cash flows from operations (as determined in accordance with generally accepted accounting principles), but are presented because they are widely accepted financial indicators of a company's ability to incur and service debt.

                  SUMMARY OPERATING DATA FOR THE BUDGET SYSTEM

     The following tables set forth summary operating data of the Budget System for the year ended December 31, 1996 and as of December 31, 1996. References to revenues of the Budget System include revenues received by BRACC and its franchisees for the rental of cars and trucks. The respective revenue contributions of locations owned by TEAM or BRACC (referred to as "company-owned" locations) have been determined by reference to the size of the vehicle fleet operated from those locations, in that fleet size generally corresponds to revenue contribution for any particular period. Company-owned and franchised Budget locations operate within the integrated Budget System and management believes that system-wide data are useful in analyzing the operations and market position of the overall Budget System, as well as the relative contributions of company-owned and franchised locations. Operations and operating data for franchisees set forth or reflected in system-wide data are based on reports provided to BRACC by franchisees in accordance with their franchise agreements and are not based on audited historical financial statements of those franchisees.

                                                               YEAR ENDED          PERCENT OF
                                                            DECEMBER 31, 1996    BUDGET SYSTEM
                                                            -----------------   ----------------
                                                             (IN THOUSANDS)
SYSTEM-WIDE DATA:
  Vehicle rental revenues:
     United States:
       BRACC-owned........................................     $  871,841             61.0%
       TEAM-owned.........................................        234,124(a)          16.4
       Other franchisees..................................        323,818             22.6
                                                               ----------          -------
          Total United States.............................     $1,429,783            100.0%
                                                               ----------          =======
     International:
       BRACC-owned........................................         91,923              8.5%
       Franchisees........................................        984,368             91.5
                                                               ----------          -------
          Total International.............................     $1,076,291            100.0%
                                                               ----------          =======
            Total Budget System...........................     $2,506,074
                                                               ==========
  Car sales revenues:
     BRACC................................................     $   91,503
     TEAM.................................................        155,433(b)
                                                               ----------
          Total Budget Group..............................     $  246,936
                                                               ==========

                                                                  AS OF            PERCENT OF
                                                            DECEMBER 31, 1996    BUDGET SYSTEM
                                                            -----------------   ----------------
RENTAL LOCATIONS IN OPERATION:
  United States:
     BRACC-owned..........................................          304               31.8%
     TEAM-owned...........................................          152               15.9
     Other franchisees....................................          500               52.3
                                                               --------            -------
          Total United States ............................          956              100.0%
                                                               ========            =======
  International:
     BRACC-owned..........................................           70                3.1%
     Franchisees..........................................        2,182               96.9
                                                               --------            -------
          Total International.............................        2,252              100.0%
                                                               ========            =======

---------------

(a) Pro forma to give effect to the acquisition of VPSI, Inc. ("Van Pool") and the Phoenix Acquisition (as hereinafter defined) as if such acquisitions had been consummated on January 1, 1996.
(b) Pro forma to give effect to the ValCar Acquisition (as hereinafter defined) as if such acquisition had been consummated on January 1, 1996.

                SUMMARY HISTORICAL FINANCIAL DATA OF THE COMPANY

     The following tables set forth summary historical consolidated financial data of the Company, which have been derived from the Consolidated Financial Statements of the Company, except for the Rental Data and Retail Car Sales Data. Information for the six months ended June 30, 1997 includes the operations of BRACC from April 29, 1997. The information below should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company".

                                   YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                              ----------------------------------    --------------------------
                                1994        1995         1996          1996           1997
                              --------    --------    ----------    ----------    ------------
                               (IN THOUSANDS EXCEPT PER SHARE AND RENTAL AND RETAIL CAR SALES
                                                           DATA)
STATEMENTS OF OPERATIONS
  DATA:
  Operating revenue:
     Vehicle rental
       revenue(a)...........  $ 38,642    $107,067    $  223,250      $103,842      $  294,559
     Retail car sales
       revenue..............        --      42,662       134,120        55,686         101,592
     Royalties and other
       revenue..............        --          --            --            --          12,618
                              --------    --------    ----------      --------      ----------
          Total operating
            revenue.........  $ 38,642    $149,729    $  357,370      $159,528      $  408,769
  Depreciation -- vehicle...     7,382      27,476        60,735        28,023(b)       85,217
  Operating income..........     4,196      14,180        35,267        18,096          37,260
  Vehicle interest
     expense................     3,909      13,874        25,336        11,963          27,794
  Non-vehicle interest
     expense (income),
     net....................      (139)       (716)          838           262           3,478
  Income before income
     taxes..................  $    426    $  1,022    $    7,818      $  5,871(b)   $    5,988
  Net income................  $    250    $    337    $    4,497      $  3,523      $    3,501
  Weighted average common
     and common equivalent
     shares outstanding
     (000s):
     Primary................     3,704       6,369         9,488         7,413          16,313
     Fully diluted..........     3,704       6,369         9,488         7,497          16,391
  Earnings per common and
     common equivalent
     share:
     Primary................  $   0.07    $   0.05    $     0.47      $   0.48      $     0.21
     Fully diluted..........      0.07        0.05          0.47          0.47            0.21
OPERATING DATA:
  EBITDA(c).................  $ 12,923    $ 45,204    $  101,215      $ 49,112      $  132,626
  Adjusted EBITDA(c)........     1,632       3,854        15,144         9,126          19,615
  Net cash provided by
     operating activities...     3,660      16,148        54,379        26,618          98,017
  Net cash used in investing
     activities.............  (122,291)    (46,298)      (62,806)     (100,028)       (565,626)
  Net cash provided by
     financing activities...   119,006      29,629        58,560        84,023         685,827

                                   YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                              ----------------------------------    --------------------------
                                1994        1995         1996          1996           1997
                              --------    --------    ----------    ----------    ------------
RENTAL DATA (U.S. UNLESS
  NOTED):(d)
  Locations in operation at
     period end.............        63         133           152           159             476
  Number of usable vehicles
     at period end(e).......     5,044      11,143        14,761        17,094          98,100
  Rental transactions(f)....   276,000     689,000     1,166,000       551,000       1,610,000
  Daily dollar average(g)...  $  37.32    $  40.75    $    41.19      $  42.06      $    42.31
  Vehicle utilization(h)....      80.6%       80.0%         80.9%         80.8%           79.7%
  Average monthly revenue
     per unit(i)............  $    909    $    992    $    1,017      $  1,019      $    1,018
RETAIL CAR SALES DATA:
  Locations in operation at
     period end.............        --           7            11             9              23
  Average monthly vehicles
     sold...................        --         351           752           510           1,012
  Average monthly sales
     revenue (000s).........  $     --    $  5,177    $   12,757      $  9,281      $   16,932

                                                                    AS OF
                                                                JUNE 30, 1997
                                                                --------------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Revenue earning vehicles, net.............................      $2,340,807
  Vehicle inventory (car sales).............................          29,618
  Total assets..............................................       3,599,975
  Fleet financing facilities................................       2,430,703
  Other notes payable.......................................         325,381
  Total debt................................................       2,756,580
  Stockholders' equity......................................         376,626

---------------
(a) Includes revenue from vehicle rentals and related products (such as supplemental liability insurance and loss damage waivers).
(b) Includes $1.9 million of automobile incentives received in 1995 that reduced vehicle depreciation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Results of Operations".
(c) EBITDA consists of income before income taxes plus (i) vehicle interest expense, (ii) non-vehicle interest expense, (iii) vehicle depreciation expense and (iv) non-vehicle depreciation and amortization expenses. Adjusted EBITDA consists of income before income taxes plus (i) non-vehicle interest expense and (ii) non-vehicle depreciation and amortization expenses. EBITDA and Adjusted EBITDA are not presented as, and should not be considered, alternative measures of operating results or cash flows from operations (as determined in accordance with generally accepted accounting principles), but are presented because they are widely accepted financial indicators of a company's ability to incur and service debt.
(d)  Does not include data from Van Pool, the Company's van pooling operation.
(e)  Represents vehicles available for rent.
(f)  Rounded to the nearest thousand.
(g) Represents rental revenue divided by the number of days that vehicles were actually rented.
(h) Represents the number of days vehicles were actually rented divided by the number of days vehicles were available for rent.
(i)  Represents average monthly revenue divided by average monthly fleet.

                   SUMMARY HISTORICAL FINANCIAL DATA OF BRACC

     The following tables set forth summary historical consolidated financial data for BRACC, which have been derived from the Consolidated Financial Statements of BRACC. The financial data for all periods presented have been reclassified to conform to the financial statement presentation of the Company. The information below should be read in conjunction with the Consolidated Financial Statements of BRACC and the notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations of BRACC".

                                                                          THREE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                 MARCH 31,
                                 ------------------------------------   -----------------------
                                    1994         1995         1996         1996         1997
                                 ----------   ----------   ----------   ----------   ----------
                                     (IN THOUSANDS EXCEPT RENTAL AND RETAIL CAR SALES DATA)
STATEMENTS OF OPERATIONS DATA:
  Operating revenue:
     Vehicle rental
       revenue(a)..............  $1,011,203   $1,034,873   $  963,764   $  221,778   $  228,135
     Retail car sales
       revenue.................      77,999       83,795       91,503       22,734       20,913
     Other revenue.............      66,564       74,802       77,554       17,259       17,363
                                 ----------   ----------   ----------   ----------   ----------
          Total operating
            revenue............  $1,155,766   $1,193,470   $1,132,821   $  261,771   $  266,411
  Vehicle depreciation
     expense...................     257,356      323,619      263,846       54,583       65,439
  Operating income.............     110,075       18,583      124,651       23,543        5,332
  Vehicle interest expense.....      86,127      124,758       92,738       22,949       22,589
  Non-vehicle interest
     expense...................      18,823       25,151       31,444        7,265        7,043
  Income (loss) before income
     taxes.....................  $    5,125   $ (131,326)  $      469   $   (6,671)  $  (24,300)
  Net income (loss)............  $    1,125   $ (132,640)  $   (2,531)  $   (7,271)  $  (19,440)
OPERATING DATA:
  EBITDA(b)....................  $  405,715   $  378,728   $  432,111   $   88,813   $   81,364
  Adjusted EBITDA(b)...........      62,232      (69,649)      75,527       11,281       (6,664)
  Net cash provided by
     operating activities......     280,793      173,944      256,290       72,826       95,811
  Net cash used in investing
     activities................    (411,810)    (180,938)    (205,054)    (147,880)    (259,409)
  Net cash provided by (used
     in) financing
     activities................     173,789       35,661      (87,561)      44,288      156,928
RENTAL DATA (U.S. UNLESS
  NOTED):
  Locations in operation at
     period end (worldwide)....         447          390          374          388          374
  Number of usable vehicles at
     period end(c).............      75,467       68,148       67,137       69,060       76,284
  Rental transactions(d).......   6,030,000    5,909,000    5,346,000    1,212,000    1,261,000
  Daily dollar average(e)......  $    38.43   $    39.58   $    41.26   $    41.57   $    40.33
  Vehicle utilization(f).......        77.4%        75.1%        76.7%        76.2%        79.5%
  Average monthly revenue per
     unit(g)...................  $      904   $      904   $      966   $      960   $      962
RETAIL CAR SALES DATA:
  Locations in operation at
     period end................           8            9           11            9           11
  Average monthly vehicles
     sold......................         462          449          491          497          480
  Average monthly sales revenue
     (000s)....................  $    6,500   $    6,983   $    7,625   $    7,578   $    6,971

                                                                  AS OF
                                                              MARCH 31, 1997
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Revenue earning vehicles, net.............................   $ 1,494,755
  Vehicle inventory.........................................        14,828
  Total assets..............................................     2,484,152
  Fleet financing facilities................................     1,513,259
  Other notes payable.......................................       474,055
  Total debt................................................     1,987,314
  Mandatory redeemable preferred stock......................         5,272
  Stockholders' equity......................................       121,288

---------------

(a) Includes revenue from vehicle rentals and related products (such as insurance and loss damage waivers).
(b) EBITDA consists of income before income taxes plus (i) vehicle interest expense, (ii) non-vehicle interest expense, (iii) vehicle depreciation expense and (iv) non-vehicle depreciation and amortization expenses. Adjusted EBITDA consists of income before income taxes plus (i) non-vehicle interest expense and (ii) non-vehicle depreciation and amortization expenses. EBITDA and Adjusted EBITDA are not presented as, and should not be considered, alternative measures of operating results or cash flows from operations (as determined in accordance with generally accepted accounting principles), but are presented because they are widely accepted financial indicators of a company's ability to incur and service debt.
(c) Represents vehicles available for rent.
(d) Rounded to the nearest thousand.
(e) Represents rental revenue divided by the number of days that vehicles were actually rented.
(f) Represents the number of days vehicles were actually rented divided by the number of days vehicles were available for rent.
(g) Represents average monthly revenue divided by average monthly fleet.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations and business of the Company, including statements under the captions "Pro Forma Consolidated Statements of Operations", "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company" and "Business". These forward-looking statements involve certain risks and uncertainties. No assurance can be given that any of such matters will be realized. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (a) the Company's ability to service its debt or to obtain financing for its fleet vehicles; (b) management and integration of the operations of TEAM and BRACC following the Budget Acquisition and the success of initiatives undertaken by the Company to increase its revenues and improve its profitability; (c) competitive pressure in the vehicle rental and retail car sales industries; and (d) general economic conditions. For further information on other factors which could affect the financial results of the Company and such forward-looking statements, see "Risk Factors".

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors in addition to other information included in this Prospectus before purchasing any of the shares of Class A Common Stock.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE DEBT

     The Company has substantial indebtedness and significant debt service requirements. As of June 30, 1997, the Company's total indebtedness was $2,756.6 million (representing 88.0% of its total capitalization), of which $2,430.7 million represented senior secured indebtedness for the purchase of vehicles and $325.9 million represented non-vehicle indebtedness (representing 10.4% of its total capitalization, excluding fleet debt). As of June 30, 1997, the Company had $241.2 million of incremental availability under its vehicle financing facilities to finance the purchase of fleet vehicles. The degree to which the Company is leveraged has important consequences for holders of the Class A Common Stock, including the following: (i) the ability of the Company to obtain additional financing in the future, whether for working capital, fleet purchases, acquisitions or other purposes, may be impaired; (ii) a substantial portion of the Company's cash flow from operations is required to be dedicated to the payment of principal and interest on its indebtedness, thereby reducing funds available to the Company for other purposes; (iii) the Company's flexibility in planning for or reacting to changes in market conditions may be limited; (iv) the Company may be more vulnerable in the event of a downturn in its business; and (v) because a substantial portion of its indebtedness bears interest at floating rates, any increase in prevailing interest rates will result in an increase in interest expense incurred by the Company, which could have an adverse effect on its results of operations. See "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Liquidity and Capital Resources" and "Description of Certain Indebtedness".

     The ability of the Company to meet its debt service obligations will depend on its future operating performance and financial results, which will be subject in part to factors beyond the control of the Company. Although management believes that the Company's cash flow will be adequate to meet its interest and principal payments, there can be no assurance that the Company will continue to generate earnings in the future sufficient to cover its fixed charges. If the Company is unable to generate earnings in the future sufficient to cover its fixed charges and is unable to borrow sufficient funds under its existing credit lines or from other sources, it may be required to refinance all or a portion of its existing indebtedness or to sell all or a portion of its assets. There can be no assurance that a refinancing would be possible, nor can there be any assurance as to the timing of any asset sales or the proceeds which the Company could realize therefrom. In addition, the terms of certain indebtedness of the Company restrict the ability of the Company to sell assets and the use of the proceeds therefrom. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Liquidity and Capital Resources".

     If for any reason, including a shortfall in anticipated operating results or proceeds from asset sales, the Company were unable to meet its debt service obligations, it would be in default under the terms of its indebtedness. In the event of such a default, the holders of such indebtedness could elect to declare all such indebtedness immediately due and payable, including accrued and unpaid interest, and to terminate their commitments (if any) with respect to funding obligations under such indebtedness. In addition, such holders could proceed against their collateral, which, in the case of the fleet financing facilities, consists of substantially all the Company's fleet. Any default with respect to any of the Company's indebtedness could result in a default under other indebtedness or result in a bankruptcy of the Company.

AVAILABILITY OF FINANCING

     The Company depends upon third-party financing to purchase its fleet vehicles. Continued availability of such financing on favorable terms will be critical to the Company's operations. As of June 30, 1997, 66.0% of the Company's indebtedness was incurred in connection with major vehicle manufacturers' vehicle repurchase programs. As a result, a significant change in the credit quality of the vehicle manufacturers, particularly Ford, would significantly affect the Company's ability to obtain such financing on favorable terms. In addition, certain events, such as a material increase in damage to vehicles, could reduce the value of the collateral securing the Company's fleet financing facilities and cause the acceleration of the repayment of such facilities. An inability of the Company to obtain vehicle financing on favorable terms would have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that the sources of financing utilized by the Company or alternative financing will remain or become available to the Company or that such financing will be available on terms acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Liquidity and Capital Resources".

INTEGRATION OF BUDGET ACQUISITION

     The Budget Acquisition was significantly larger than any of TEAM's previous acquisitions and the combination and integration of the respective operations of TEAM and BRACC are of a substantially greater scale than previously undertaken by either company. The difficulties of managing such combination and integration are increased by the necessity of coordinating the operations of geographically diverse organizations, of integrating different strategies and operating systems, of integrating management and operating personnel from both companies and of managing a worldwide franchise system. The success of the Company following the Budget Acquisition depends on the ability of the Company's management team to: (a) manage a significantly larger organization, (b) maintain and further develop relationships with Budget franchisees and (c) conduct operations on a worldwide basis. There can be no assurance that the Company's management team will be able to successfully manage the combined operations of TEAM and BRACC. An inability to successfully manage the integration of TEAM and BRACC would have a material adverse effect on the Company's results of operations and financial condition.

ABILITY TO IMPLEMENT GROWTH STRATEGY

     Management is undertaking initiatives to increase the Company's revenues and improve its profitability by, among other things, acquiring the operations of certain franchisees, enhancing its operations outside the United States, expanding its retail car sales operations, adding car rental locations in its existing markets, adding truck rental locations and expanding its truck rental fleet, and increasing its marketing efforts to corporate accounts. In addition, management expects the Company to realize certain cost savings and other operating efficiencies as a result of the implementation of its business strategy. Increasing the revenues of the Company, and realizing cost savings and other operating efficiencies, could be affected by a number of factors beyond the Company's control, such as general economic conditions, increased operating costs, competitive conditions in the vehicle rental industry, levels of air travel, fuel shortages, increased costs of vehicles and regulatory developments. See "Business -- Strategy". Each of these initiatives will involve risks to the Company, and there can be no assurance that the Company will be successful in growing its business or that the Company will achieve the expected cost savings and other operating efficiencies. In addition, the Company's substantial leverage could affect its success in growing its business. See "-- Substantial Leverage; Ability to Service Debt".

COMPETITION

     The vehicle rental industry is characterized by intense competition, particularly with respect to price and service. In any geographic market, the Company may encounter competition from national, regional and local vehicle rental companies. Budget's main competitors in the car rental market are The Hertz Corporation ("Hertz"), Avis, Inc. ("Avis"), Alamo Rent-A-Car, Inc. ("Alamo"), National Car Rental System, Inc. ("National") and Enterprise Rent-A-Car Company ("Enterprise"). In consumer truck rentals, Budget faces competition primarily from U-Haul International, Inc. ("U-Haul"), Ryder TRS, Inc. ("Ryder") and Penske Truck Rental ("Penske"). There have been occasions when the major vehicle rental companies have been adversely affected by industry-wide price cutting, and the Company has on such occasions lowered its prices in response. The Company will not generally be able to unilaterally raise its prices or to maintain its prices in times of industry-wide price cutting. See "Business -- Competition".

     The retail car sales industry also is characterized by intense competition, consisting primarily of local new car dealerships selling new and late model cars. In addition to local dealerships, the Company may face competition from retailers such as CarMax and AutoNation that compete on the basis of large inventory size, no-haggle pricing and after-sale service.

RESTRICTIONS IMPOSED BY INDEBTEDNESS

     The terms of the Company's indebtedness include a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, create liens, repay other indebtedness, pay dividends, make certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations, or engage in certain transactions with affiliates, and otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities that may be in the interest of the Company. In addition, the terms of certain of such indebtedness also require the Company to comply with certain financial tests. The ability of the Company to comply with such covenants may be affected by events beyond the Company's control. A breach of any of these covenants or the inability of the Company to comply with the required financial ratios could result in a default under such indebtedness. In the event of any such default, the lenders under such indebtedness could elect to declare all borrowings outstanding under such indebtedness, together with accrued interest and other fees, to be due and payable, to require the Company to apply all of its available cash to repay such borrowings or to prevent the Company from making scheduled debt service payments. If the Company were unable to repay any such borrowings when due, the lenders could proceed against their collateral. If the indebtedness of the Company under such collateralized indebtedness or other indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness in full. There can be no assurance that the Company will be able to comply with the covenants included in its debt agreements in the future or that it would be able to obtain any necessary waivers of those covenants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Liquidity and Capital Resources" and "Description of Certain Indebtedness".

POTENTIAL CHANGES IN MANUFACTURERS' REPURCHASE PROGRAMS

     Approximately 89% of the vehicles purchased by TEAM and approximately 85% of the vehicles purchased by BRACC in model year 1997 were eligible for repurchase by specified automobile manufacturers at fixed prices on designated dates pursuant to such manufacturers' vehicle repurchase programs ("Program Vehicles"). The availability of Program Vehicles limits a car rental company's risk of a decline in residual value at the time of disposition and enables it to fix its depreciation expense in advance. Vehicle depreciation is the largest cost factor in the Company's vehicle rental operations. Management believes that manufacturers' repurchase programs enable the manufacturers to stimulate fleet sales in times of weak consumer demand for new automobiles. In response to strong U.S. consumer demand for passenger vehicles in 1993 and 1994, the major U.S. automobile manufacturers reduced the number of vehicles subject to repurchase programs and the financial incentives associated with these programs. U.S. consumer demand for passenger vehicles began to weaken during the second quarter of 1995, and this weakness continued through 1996. In response to these market conditions, there was an increase in the availability of repurchase programs with respect to 1996 model year vehicles, particularly repurchase programs for imported vehicles, and these programs have continued for 1997 model year vehicles. However, the Company could be adversely affected if automobile manufacturers reduce the availability of Program Vehicles, related incentives or increase the guaranteed depreciation. See "The Budget Acquisition -- Related Agreements -- Supply Agreement".

SEASONALITY

     The third quarter, during the peak summer travel months, has historically been the strongest quarter of the year for both TEAM and BRACC. As a result, any occurrence that disrupts travel patterns during the summer period could have a material adverse effect on the Company's annual performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Seasonality".

COSTS OF REGULATORY AND ENVIRONMENTAL COMPLIANCE

     The Company is subject to various foreign, federal, state and local laws and regulations that affect the conduct of its operations, including those relating to the sale of loss damage waivers, vicarious liability of vehicle owners, consumer protection, advertising, used vehicle sales, the taxing and licensing of vehicles, franchising operations and sales, and environmental compliance and remediation. There can be no assurance that compliance with these laws and regulations or the adoption of modified or additional laws and regulations will not require material expenditures by the Company or otherwise have a material adverse effect on its results of operations or financial condition. See "Business -- Regulatory and Environmental Matters".

DEPENDENCE ON PRINCIPAL SUPPLIER

     For many years, Ford has been BRACC's principal supplier of vehicles. The number of vehicles purchased from Ford has varied from year to year. In model year 1997, approximately 73% of BRACC's U.S. vehicle purchases were comprised of Ford vehicles. Under the terms of the supply agreement that was entered into concurrently with the Budget Acquisition, the Company agreed to purchase or lease Ford vehicles in such quantity that the percentage of new Ford vehicles purchased or leased by the Company in the United States, Canada, and other countries outside the European Union represents at least 70% of the total new vehicle acquisitions by the Company, with a minimum quantity of at least 80,000 vehicles in the United States in each model year. See "The Budget
Acquisition -- Related Agreements -- Supply Agreement". Given the volume of vehicles purchased from Ford by the Company, shifting significant portions of the fleet purchases to other manufacturers would require lead time and certain operational changes. As a result, any inability of Ford to supply the Company with the planned number and types of vehicles, any significant decline in the quality and customer satisfaction with respect to Ford vehicles or any failure of the parties to reach an agreement on the terms of any purchases, could have a material adverse effect on the Company's financial condition and results of operations.

RISKS OF INTERNATIONAL OPERATIONS

     For 1996, on a pro forma basis, 8.9% of the Company's revenues were derived from its international operations. The Company's international vehicle rental operations are subject to certain risks, including adverse developments in the foreign political and economic environment, varying governmental regulations, foreign currency fluctuations, potential difficulties in staffing and managing foreign operations and potential adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's results of operations or financial condition.

DEPENDENCE ON PRINCIPAL EXECUTIVE OFFICERS

     The Company's existing operations and continued future development are dependent in part on the active participation of Messrs. Miller, Kennedy and Congdon. The loss of the services of one or more of these individuals could have a material adverse effect on the Company. The Company has no employment agreements or covenants not to compete with any of its executive officers or significant employees. See "Management".

SHARES ELIGIBLE FOR FUTURE SALE

     A substantial number of shares of Class A Common Stock currently outstanding, or issuable upon conversion of the Company's outstanding Convertible Notes, or upon exercise of stock options and stock purchase warrants, are or will become eligible for future sale in the public market at prescribed times pursuant to registration rights of certain security holders or applicable regulations. The Company has agreed, promptly following completion of the Offering, to file a shelf registration statement relating to the 5,595,491 shares of Class A Common Stock issuable upon conversion of the outstanding Convertible Notes. The Company's directors and executive officers, who in the aggregate beneficially own 2,707,755 shares of Common Stock, have agreed that for a period of 90 days after the date of this Prospectus, and the Company has agreed that for a period of 90 days after the date of this Prospectus, they will not sell or otherwise dispose of any shares of Common Stock without the prior written consent of Goldman, Sachs & Co. In addition, during such 90 day period the Company may issue up to 500,000 shares of Class A Common Stock in connection with acquisitions. The recipients of such shares will be subject to restrictions on disposition similar to those imposed by the Representatives (as hereinafter defined) on the Company and its directors and executive officers. See "Underwriting". Significant sales of the Class A Common Stock in the public market following the Offering could adversely affect prevailing market prices. See "Shares Eligible for Future Sale".

SUBSTANTIAL VOTING POWER BY PRINCIPAL EXECUTIVE OFFICERS

     The Company has two classes of Common Stock: Class A Common Stock, holders of which are entitled to one vote per share, and Class B Common Stock, holders of which are entitled to ten votes per share. Messrs. Miller, Kennedy and Congdon own all outstanding shares of Class B Common Stock, which, following the Offering, together with the Class A Common Stock owned by such individuals, will represent approximately 49.5% of the combined voting power of both classes of Common Stock. As a result, such officers will be able to exert substantial influence over the election of the Company's Board of Directors, thereby increasing the probability that members elected by them will continue to direct the business, policies and management of the Company. See "Principal and Selling Stockholders".

POTENTIAL ANTI-TAKEOVER EFFECTS OF CHARTER AND BYLAW PROVISIONS;
POSSIBLE ISSUANCES OF PREFERRED STOCK

     Certain provisions of Delaware law, the Company's Amended and Restated Certificate of Incorporation (in particular, the voting rights of the Class B Common Stock) and the Company's Bylaws could delay or impede the removal of incumbent directors and could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Class A Common Stock. In addition, shares of preferred stock may be issued by the Board of Directors without stockholder approval on such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of the Class A Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The Company has no current plans to issue any shares of preferred stock. See "Description of Capital Stock -- Preferred Stock" and "Description of Capital Stock -- Section 203".

                                USE OF PROCEEDS

     The Company will receive proceeds from the Offering only upon the exercise of the over-allotment option granted by the Company. See "Underwriting". If the over-allotment option granted by the Company is exercised, the Company will use the net proceeds from its sale of shares for working capital purposes.

                          PRICE RANGE OF COMMON STOCK

     The Class A Common Stock has been listed on the NYSE under the symbol "BD" since April 17, 1997. From the time of the Company's initial public offering on August 25, 1994 through April 16, 1997, the Class A Common Stock was traded on The Nasdaq National Market. The following table sets forth the high and low sale prices per share for the Class A Common Stock as reported to the Company by The Nasdaq National Market and the NYSE, as applicable, for the periods indicated:

                                                               HIGH       LOW
                                                              -------   --------
1995
  First Quarter.............................................  $ 9.75    $      8.00
  Second Quarter............................................    9.00           7.25
  Third Quarter.............................................   11.75           6.1875
  Fourth Quarter............................................   10.75           8.00
1996
  First Quarter.............................................   10.50           8.25
  Second Quarter............................................   17.50           9.25
  Third Quarter.............................................   20.25          12.375
  Fourth Quarter............................................   20.25          15.25
1997
  First Quarter.............................................   29.50          16.00
  Second Quarter............................................   34.875         19.00
  Third Quarter (through September 30, 1997)................   37.00          28.1875

     On September 30, 1997, the last sale price of the Class A Common Stock as reported on the NYSE was $33.00 per share. As of September 29, 1997, there were approximately 93 holders of record of the Class A Common Stock.

                                DIVIDEND POLICY

     Although the Company is currently able to pay dividends, subject to limitations under the terms of its indebtedness, the Company has never declared or paid dividends on its Common Stock. It is the current policy of the Board of Directors of the Company to retain earnings for use in the business and not to pay any cash dividends on the Common Stock. Any declaration and payment of cash dividends on the Common Stock will be subject to the discretion of the Company's Board of Directors and will be dependent upon the Company's financial condition, results of operations, cash requirements and future prospects, the limitations under the terms of its indebtedness and other factors deemed relevant by the Company's Board of Directors. There can be no assurance that any such dividends will be declared or paid.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997 and as adjusted to reflect the conversion of 4,400 shares of the Series A Convertible Preferred Stock into 4,400,000 shares of Class A Common Stock, the issuance of 137,500 shares of Class A Common Stock pursuant to the partial exercise of the NationsBank Warrant and the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Liquidity and Capital Resources".

                                                                   AT JUNE 30, 1997
                                                              ---------------------------
                                                                ACTUAL        AS ADJUSTED
                                                              -----------     -----------
                                                                    (IN THOUSANDS)
Vehicle debt:
  Asset-backed notes(a).....................................  $ 1,538,489     $ 1,538,489
  Commercial paper..........................................      812,511         812,511
  Other fleet obligations...................................       79,703          79,703
                                                              -----------     -----------
          Total vehicle debt................................  $ 2,430,703     $ 2,430,703
Non-vehicle debt:
  9.57% Guaranteed Senior Notes due 2007....................      165,000         165,000
  Convertible Notes.........................................      125,000         125,000
  Other notes payable.......................................       35,381          35,381
  Capital lease obligations.................................          496             496
                                                              -----------     -----------
          Total non-vehicle debt............................  $   325,877     $   325,877
                                                              -----------     -----------
            Total debt......................................  $ 2,756,580     $ 2,756,580
                                                              -----------     -----------
Stockholders' equity:
  Series A Convertible Preferred Stock, $.01 par value,
     10,000 shares authorized, 4,500 shares issued and
     outstanding; 100 shares issued and outstanding, as
     adjusted...............................................      105,750           2,350(b)
  Class A Common Stock, $.01 par value, one vote per share,
     35,000,000 shares authorized; 17,999,750 shares issued
     and 17,963,083 shares outstanding; 22,537,250 shares
     issued and 22,500,583 shares outstanding, as
     adjusted(c)............................................          180             225(b)(d)
  Class B Common Stock, $.01 par value, ten votes per share,
     2,500,000 shares authorized; 1,936,600 shares issued
     and outstanding........................................           19              19
Additional paid-in capital..................................      265,185         370,035
Pension liability adjustment................................           --              --
Foreign currency translation adjustment.....................          (42)            (42)
Retained earnings...........................................        5,864           5,864
Treasury stock (at cost)....................................         (330)           (330)
                                                              -----------     -----------
          Total stockholders' equity........................  $   376,626     $   378,121
                                                              -----------     -----------
            Total capitalization............................  $ 3,133,206     $ 3,134,701
                                                              ===========     ===========

                                                   (footnotes on following page)

---------------

(a) Consists of the "First Fleet Financing Facility", the "Second Fleet Financing Facility" and the "Third Fleet Financing Facility" and the "1997 Fleet Financings", as described and defined under "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Liquidity and Capital Resources".

(b) As adjusted to reflect conversion of 4,400 shares of the Series A Convertible Preferred Stock into 4,400,000 shares of Class A Common Stock, all of which are being sold in the Offering.

(c) Does not include (i) 3,986,049 shares of Class A Common Stock issuable upon conversion of the Series A Convertible Notes; (ii) 1,609,442 shares of Class A Common Stock issuable upon conversion of the Series B Convertible Notes;
    (iii) 100,000 shares of Class A Common Stock issuable upon conversion of the Series A Convertible Preferred Stock issued to Ford in the Budget Acquisition that will remain outstanding if the Underwriters' over-allotment option from Ford is not exercised; (iv) 1,913,150 shares of Class A Common Stock and 164,000 shares of Class B Common Stock issuable pursuant to options outstanding at June 30, 1997; (v) 50,000 shares of Class A Common Stock reserved for issuance upon exercise of the NationsBank Warrant that will remain outstanding if the Underwriters' over-allotment option from Atlantic Equity Corporation is not exercised; and (vi) 36,667 shares of Class A Common Stock held as treasury shares. See "Management -- Benefit Plans" and "Description of Capital Stock -- Warrants".

(d) As adjusted to reflect the issuance of 137,500 shares of Class A Common Stock pursuant to the partial exercise of the NationsBank Warrant, all of which shares are being offered in the Offering and which will generate approximately $1.5 million in proceeds to the Company.

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Budget Group, Inc.:

     We have examined the pro forma adjustments reflecting the transactions described in the notes to the pro forma consolidated statement of operations for the year ended December 31, 1996 and the application of those adjustments to the historical amounts in the accompanying pro forma consolidated statement of operations of Budget Group, Inc. for the year ended December 31, 1996. The historical amounts reflect the historical consolidated statement of operations of Budget Group, Inc. and subsidiaries (formerly known as Team Rental Group, Inc.), which was audited by us, and of Budget Rent a Car Corporation and subsidiaries, which was audited by other accountants, both of which are included in Budget Group, Inc.'s Registration Statement File No. 333-34799 on Form S-1. Such pro forma adjustments are based upon management's assumptions described in the notes to the pro forma consolidated statement of operations for the year ended December 31, 1996. Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included such procedures as we considered necessary in the circumstances.

     In addition, we have reviewed the pro forma adjustments reflecting the transactions described in the notes to the pro forma consolidated statement of operations for the six months ended June 30, 1997 and the application of those adjustments to the historical amounts in the accompanying pro forma consolidated statement of operations of Budget Group, Inc. for the six months ended June 30, 1997. The historical amounts reflect the historical consolidated statement of operations of Budget Group, Inc. and subsidiaries, which was reviewed by us, appearing elsewhere herein. Such pro forma adjustments are based upon management's assumptions as described in the notes to the pro forma consolidated statement of operations for the six months ended June 30, 1997. Our review was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

     The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the transactions described in the notes to the pro forma consolidated statements of operations occurred at an earlier date. However, the pro forma consolidated statements of operations are not necessarily indicative of the results of operations that would have been attained had the above-mentioned transactions actually occurred earlier.

     In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transactions as described in the notes to the pro forma consolidated statement of operations for the year ended December 31, 1996, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma columns reflect the proper application of those adjustments to the historical financial statement amounts in the pro forma consolidated statement of operations for the year ended December 31, 1996.

     A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments and the application of those adjustments to historical financial information. Accordingly, we do not express such an opinion on the pro forma adjustments or the application of such adjustments to the pro forma consolidated statement of operations for the six months ended June 30, 1997. Based on our review, however, nothing came to our attention that caused us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transactions as described in the notes to the pro forma consolidated statement of operations for the six months ended June 30, 1997, that the related pro forma adjustments do not give appropriate effect to those assumptions, or that the pro forma columns do not reflect the proper application of those adjustments to the historical financial statement amounts in the pro forma consolidated statement of operations for the six months ended June 30, 1997.

                                          ARTHUR ANDERSEN LLP

Orlando, Florida
  September 4, 1997

INTRODUCTION

     The following unaudited Pro Forma Consolidated Statements of Operations are based on the historical financial statements of the Company for the year ended December 31, 1996 and the six months ended June 30, 1997 and of BRACC for the year ended December 31, 1996 and the period through April 29, 1997, adjusted to give effect to the transactions described below. The pro forma consolidated statements of operations for the year ended December 31, 1996 give effect to the following transactions as if they had occurred on January 1, 1996: (i) certain transactions effected by TEAM during 1996 that are more fully described below (the "1996 TEAM Transactions") and (ii) the Budget Acquisition and certain related transactions that are more fully described below (the "Budget Acquisition Transactions" and, together with the 1996 TEAM Transactions, the "Transactions"). The pro forma consolidated statements of operations for June 30, 1997 give effect to the Budget Acquisition Transactions as if they had occurred on January 1, 1997.

     The 1996 TEAM Transactions consist of the following: (i) TEAM's acquisition of Van Pool, which was effective on February 1, 1996, TEAM's acquisition of the Phoenix Budget franchise (the "Phoenix Acquisition"), which was effective on March 1, 1996, and TEAM's acquisition of ValCar Rental Car Sales, Inc. ("ValCar"), which was effective on August 1, 1996 (the "ValCar Acquisition");
(ii) the sale of 3,821,007 shares of Class A Common Stock by TEAM in a public offering in July 1996 (the "July 1996 Public Offering"); (iii) the partial refinancing of TEAM's vehicle rental fleet in December 1996 through the $176.0 million aggregate principal amount Third Fleet Financing Facility; (iv) the private placement of $80.0 million aggregate principal amount of Series A Convertible Notes in December 1996; and (v) the repayment of certain of TEAM's outstanding indebtedness from the proceeds of (ii), (iii) and (iv) above. The Budget Acquisition Transactions consist of the following: (i) the Budget Acquisition, including the repayment, purchase and forgiveness of certain indebtedness and the necessary purchase accounting and elimination entries; (ii) the sale of 8,625,000 shares of Class A Common Stock by TEAM in a public offering in April 1997 (the "April 1997 Public Offering") and the application of the net proceeds thereof; (iii) the private placement (the "Debt Placements") of $45,000,000 aggregate principal amount of Convertible Notes and $165,000,000 aggregate principal amount of 9.57% Guaranteed Senior Notes due 2007 (the "Guaranteed Senior Notes") and the application of the net proceeds thereof; and
(iv) the April 1997 credit facilities for fleet financings (the "April 1997 Fleet Financings") with an aggregate commitment of $1.4 billion and the application of the net proceeds thereof and the repayment of certain of BRACC's outstanding indebtedness to Ford from the net proceeds thereof. All acquisitions, including the Budget Acquisition, have been accounted for using the purchase method of accounting.

     The Pro Forma Consolidated Statements of Operations do not purport to represent what the Company's results of operations would have been had the Transactions actually occurred on the dates indicated or to predict the Company's results of operations in the future. These statements are qualified in their entirety by, and should be read in conjunction with, the historical financial statements of the Company and BRACC and the notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of BRACC".

     The Pro Forma Consolidated Statements of Operations have been prepared using the purchase method of accounting, whereby the total cost of the Budget Acquisition has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the effective date of the Budget Acquisition.

     The Pro Forma Consolidated Statements of Operations give effect only to the adjustments set forth in the accompanying notes and do not reflect any other benefits anticipated by management as a result of the Budget Acquisition Transactions and the implementation of its business strategy or the possible effects of the Supply Agreement and Advertising Agreement (as defined).

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                              ADJUSTMENTS
                                                 ADJUSTMENTS FOR    PRO FORMA                  FOR BUDGET       PRO FORMA
                                    HISTORICAL      1996 TEAM       HISTORICAL   HISTORICAL   ACQUISITION         BUDGET
                                       TEAM      TRANSACTIONS(A)       TEAM        BRACC      TRANSACTIONS        GROUP
                                    ----------   ---------------    ----------   ----------   ------------      ----------
Operating revenue:
  Vehicle rental revenue..........   $223,250        $10,874         $234,124    $  963,764     $     --        $1,197,888
  Royalty fees....................         --             --               --        60,352       (7,641)(k)        52,711
  Retail car sales revenue........    134,120         21,313          155,433        91,503           --           246,936
  Other...........................         --             --               --        17,202       (2,509)(k)        14,693
                                     --------        -------         --------    ----------     --------        ----------
        Total operating revenue...   $357,370        $32,187         $389,557    $1,132,821     $(10,150)       $1,512,228
Operating costs and expenses:
  Direct vehicle and operating....     35,098          2,372           37,470       121,288       (6,719)(k)       152,039
  Depreciation -- vehicle.........     60,735          2,855           63,590       263,846           --           327,436
  Depreciation -- non-vehicle.....      2,589            343            2,932        26,645           --            29,577
  Cost of car sales...............    113,747         19,639          133,386        78,944           --           212,330
  Advertising, promotion and
    selling.......................     22,983            915           23,898        83,304       (2,509)(k)       104,693
  Facilities......................     20,406            871           21,277       114,325           --           135,602
  Personnel.......................     53,097          1,955(b)        55,052       248,655           --           303,707
  General and administrative......     11,605          3,968(c)        15,573        54,194           --            69,767
  Amortization....................      1,843             90(d)         1,933        16,969       (6,385)(l)        12,517
                                     --------        -------         --------    ----------     --------        ----------
        Total operating costs and
          expenses................   $322,103        $33,008         $355,111    $1,008,170     $(15,613)       $1,347,668
                                     --------        -------         --------    ----------     --------        ----------
Operating income (loss)...........   $ 35,267        $  (821)        $ 34,446    $  124,651     $  5,463        $  164,560
                                     --------        -------         --------    ----------     --------        ----------
Other (income) expense:
  Vehicle interest expense........     25,336         (4,419)(e)       20,917        92,738       (6,734)(m)(n)    106,921
  Non-vehicle interest expense....      1,501          4,292(f)         5,793        31,444      (10,308)(o)(p)     26,929
  Interest income -- restricted
    cash..........................       (781)          (929)(g)       (1,710)           --         (108)(q)        (1,818)
  Non-recurring bank fees.........      1,275         (1,275)(h)           --            --           --                --
  Related party interest..........        118           (118)(i)           --            --           --                --
                                     --------        -------         --------    ----------     --------        ----------
        Total other (income)
          expense.................   $ 27,449        $(2,449)        $ 25,000    $  124,182     $(17,150)       $  132,032
Income before income taxes........      7,818          1,628            9,446           469       22,613            32,528
  Provision for income taxes......      3,321            651(j)         3,972         3,000        4,652(r)         11,624
                                     --------        -------         --------    ----------     --------        ----------
        Net income (loss).........   $  4,497        $   977         $  5,474    $   (2,531)    $ 17,961        $   20,904
                                     ========        =======         ========    ==========     ========        ==========
Weighted average common and common
  equivalent shares outstanding:
  Primary.........................      9,488                          11,515                                       24,579
                                                                                                                ==========
  Fully diluted...................      9,552                          11,578                                       28,618
                                                                                                                ==========
Earnings per common and common
  equivalent share:
  Primary.........................   $   0.47                        $   0.48                                   $     0.85(s)
                                                                                                                ==========
  Fully diluted...................       0.47                            0.47                                         0.85
                                                                                                                ==========

            NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

Adjustments for 1996 TEAM Transactions:

(a) Reflects the inclusion of the operations of Van Pool, the Phoenix Budget franchise, and ValCar from January 1, 1996, to their respective dates of acquisition by TEAM of February 1, March 1, and August 1, 1996, respectively, as reflected in the table below.

                                                           VAN POOL   PHOENIX   VALCAR     TOTAL
                                                           --------   -------   -------   -------
      Operating revenue:
        Vehicle rental revenue...........................   $2,660    $8,214         --   $10,874
        Retail car sales revenue.........................       --        --    $21,313    21,313
                                                            ------    ------    -------   -------
             Total operating revenues....................   $2,660    $8,214    $21,313   $32,187
                                                            ------    ------    -------   -------
      Operating costs and expenses:
        Direct vehicle and operating.....................      893     1,479         --     2,372
        Depreciation -- vehicle..........................      676     2,179         --     2,855
        Depreciation -- non-vehicle......................        8       229        106       343
        Cost of car sales................................       --        --     19,639    19,639
        Advertising, promotion and selling...............       --       915         --       915
        Facilities.......................................       33       838         --       871
        Personnel........................................      379     1,913         --     2,292
        General and administrative.......................      148       436      3,421     4,005
        Amortization of franchise rights.................       --         8         --         8
                                                            ------    ------    -------   -------
             Total operating costs and expenses..........   $2,137    $7,997    $23,166   $33,300
                                                            ------    ------    -------   -------
      Operating income (loss)............................      523       217     (1,853)   (1,113)
      Other (income) expense:
        Vehicle interest expense.........................      232       991        318     1,541
        Non-vehicle interest expense (income), net.......      (21)        2         --       (19)
                                                            ------    ------    -------   -------
             Total other expense.........................   $  211    $  993    $   318   $ 1,522
      Income (loss) before taxes.........................      312      (776)    (2,171)   (2,635)
        Provision (benefit) for income taxes.............      125      (310)      (869)   (1,054)
                                                            ------    ------    -------   -------
      Net income (loss)..................................   $  187    $ (466)   $(1,302)  $(1,581)
                                                            ======    ======    =======   =======

(b)  Reflects the net increase in personnel expense of $1,955 attributable to:

    Operations of purchased businesses as reflected in note
     (a)....................................................  $2,292
    Reduction relating to salaries and bonuses previously
     paid to officers of the
      Phoenix Budget franchise..............................    (312)
    Reduction resulting from the elimination of a retirement
     plan...................................................     (25)
                                                              ------
         Net increase in personnel expense..................  $1,955
                                                              ======

(c) Reflects the net increase in general and administrative expense of $3,968 attributable to:

    Operations of purchased businesses as reflected in note
     (a)....................................................  $ 4,005
    Elimination of management fees paid to former
     shareholders of ValCar.................................     (108)
    Royalty payments made by ValCar to BRACC for the right
     to use the "Budget" trade name for its retail car sales
     facilities during the preacquisition period............       71
                                                              -------
         Net increase in general and administrative
          expense...........................................  $ 3,968
                                                              =======

(d)  Reflects the net increase in amortization expense of $90 attributable to:

    Operations of purchased businesses as reflected in note
     (a)....................................................  $     8
    Amortization of franchise rights resulting from the
     Phoenix Acquisition....................................       60
    Amortization of franchise rights resulting from the
     ValCar Acquisition.....................................       22
                                                              -------
         Net increase in amortization expense...............  $    90
                                                              =======

            NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
              FOR THE YEAR ENDED DECEMBER 31, 1996 -- (CONTINUED)
                                 (IN THOUSANDS)

(e) Reflects the net decrease in vehicle interest expense of $4,419 attributable to:

    Operations of purchased businesses as reflected in note
     (a)....................................................  $ 1,541
    Amortization of costs incurred in connection with the
     Third Fleet Financing Facility.........................      260
    Interest savings due to the refinancing of debt at
     reduced interest rates under the Third Fleet Financing
     Facility...............................................   (6,220)
                                                              -------
         Net decrease in vehicle interest expense...........  $(4,419)
                                                              =======

(f) Reflects the net increase in non-vehicle interest expense of $4,292 attributable to:

    Operations of purchased businesses as reflected in note
     (a)....................................................  $   (19)
    Interest expense that would have been incurred on
     borrowings of $15.0 million to effect the Phoenix
     Acquisition............................................      217
    Interest expense incurred on the Series A Convertible
     Notes..................................................    3,901
    Amortization of costs incurred in connection with the
     issuance of Series A Convertible Notes.................      193
                                                              -------
         Net increase in non-vehicle interest expense.......  $ 4,292
                                                              =======

     Because the Series A Convertible Notes are unsecured indebtedness, the entire interest expense is included in non-vehicle interest expense, even though a portion of the proceeds have been used to fund the fleet. Based on the average fleet debt outstanding during the period that could have been funded by the Series A Convertible Notes, approximately $3,000 of the interest cost incurred is attributable to funding the fleet.

(g) Reflects the $929 increase in interest income -- restricted cash earned on restricted cash balances remaining in TEAM's restricted cash account after application of the proceeds received from the Third Fleet Financing Facility, the Series A Convertible Notes and the July 1996 Public Offering to TEAM's outstanding indebtedness. Under the terms of the Third Fleet Financing Facility, specified amounts of cash are required to be maintained in a restricted cash account, with such amounts earning interest at a rate of 4.5% per annum.

(h) Reflects the elimination of $1,275 in non-recurring financing fees related to bridge loans that were repaid with the proceeds of the July 1996 Public Offering and that would not have been incurred on a pro forma basis.

(i) Reflects the elimination of $118 of related party interest due to repayment of the related party debt.

(j) Reflects the tax effect of the pro forma adjustments, based on an effective tax rate of approximately 40%.

Adjustments for Budget Acquisition Transactions:

(k)  Reflects the elimination of the following transactions between TEAM and
     BRACC:

      Advertising fees paid by TEAM which were recognized as
       other revenue by BRACC.................................  $2,509
      Royalty expenses paid by TEAM which were recognized as
       royalty fees by BRACC..................................   6,241

     Also reflects the elimination of the current year effect of $1,400 royalty fees recognized by BRACC and $478 royalty expense recognized by TEAM related to the warrant to purchase shares of Class A Common Stock of TEAM held by BRACC (the "BRACC Warrant"). The BRACC Warrant was issued by TEAM in August 1994 and, following the Budget Acquisition, is no longer outstanding.

(l) Reflects the elimination of $16,969 of amortization of BRACC's existing goodwill and records an increase of $10,584 amortization on the net goodwill and other intangible assets recorded through purchase accounting adjustments.

            NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
              FOR THE YEAR ENDED DECEMBER 31, 1996 -- (CONTINUED)
                                 (IN THOUSANDS)

(m)  Reflects the increase in vehicle interest expense attributable to:

    Interest expense related to the April 1997 Fleet
     Financings.............................................  $54,641
    Amortization of costs incurred in connection with
     certain of the April 1997 Fleet Financings.............    1,169
                                                              -------
         Increase in vehicle interest expense...............  $55,810
                                                              =======

(n)  Reflects the decrease in vehicle interest expense attributable to:

    Interest savings on vehicle debt refinanced through the
     April 1997 Fleet Financings............................  $54,532
    Interest savings on vehicle debt to Ford paid down by
     BRACC in connection with
      the Budget Acquisition................................    8,012
                                                              -------
         Decrease in vehicle interest expense...............  $62,544
                                                              =======

(o)  Reflects the increase in non-vehicle interest expense attributable to:

    Interest expense related to the Debt Placements.........  $18,873
    Amortization of costs incurred in connection with
     certain of the April 1997 Fleet Financings and the Debt
     Placements.............................................    1,481
                                                              -------
         Increase in non-vehicle interest expense...........  $20,354
                                                              =======

(p)  Reflects the decrease in non-vehicle interest expense attributable to:

    Elimination of interest on BRACC indebtedness to Ford
      purchased by TEAM through the issuance of Series A
      Convertible Preferred Stock...............................  $ 7,634
    Elimination of interest on working capital debt of $134,136
      forgiven by Ford..........................................   10,330
    Elimination of interest on BRACC indebtedness to Ford paid down by BRACC using the proceeds from BRACC's sale of
      newly issued common stock to TEAM.........................   12,698
                                                                  -------
        Decrease in non-vehicle interest expense................  $30,662
                                                                  =======

(q) Reflects $108 of interest income - restricted cash on the $2,400 increase in restricted cash resulting from the receipt of Ford's funding of the special bonus program implemented in connection with the Budget Acquisition. See "The Budget Acquisition - Terms of the Stock Purchase Agreements -- Special Bonus Program".

(r) Reflects a tax provision attributable to the combined group on a pro forma basis.

(s) Unaudited pro forma earnings per common and common equivalent share data for Budget Group are calculated using 24,578,786 shares of Common Stock, which include the 4,500,000 shares of Class A Common Stock into which Ford's outstanding Series A Convertible Preferred Stock is convertible (4,400,000 shares of which are being offered hereby).

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                              ADJUSTMENTS
                                        HISTORICAL     HISTORICAL BRACC        FOR BUDGET          PRO FORMA
                                          BUDGET            THROUGH           ACQUISITION           BUDGET
                                          GROUP      BUDGET ACQUISITION(A)    TRANSACTIONS           GROUP
                                        ----------   ---------------------    ------------         ---------
Operating revenue:
  Vehicle rental revenue..............   $294,559          $311,945             $    --            $606,504
  Royalty fees........................     12,618            18,433              (2,439)(b)          28,612
  Retail car sales revenue............    101,592            29,146                  --             130,738
  Other...............................         --             4,699              (1,217)(b)           3,482
                                         --------          --------             -------            --------
         Total operating revenue......   $408,769          $364,223             $(3,656)           $769,336
Operating costs and expenses:
  Direct vehicle and operating........     38,402            43,112              (2,439)(b)          79,075
  Depreciation -- vehicle.............     85,217            89,019                  --             174,236
  Depreciation -- non-vehicle.........      5,361             8,592                  --              13,953
  Cost of car sales...................     86,068            25,691                  --             111,759
  Advertising, promotion and
    selling...........................     35,050            37,844              (1,217)(b)          71,677
  Facilities..........................     30,326            38,937                  --              69,263
  Personnel...........................     71,403            86,916                  --             158,319
  General and administrative..........     16,707            20,712                  --              37,419
  Amortization........................      2,975             5,824              (2,328)(c)           6,471
                                         --------          --------             -------            --------
         Total operating costs and
           expenses...................   $371,509          $356,647             $(5,984)           $722,172
                                         --------          --------             -------            --------
Operating income......................   $ 37,260          $  7,576             $ 2,328            $ 47,164
                                         --------          --------             -------            --------
Other (income) expense:
  Vehicle interest expense............     27,794            30,346              (1,245)(d)(e)       56,895
  Non-vehicle interest expense........      5,290            10,576              (4,067)(f)(g)       11,799
  Interest income -- restricted
    cash..............................     (1,812)               --                 (36)(h)          (1,848)
                                         --------          --------             -------            --------
         Total other (income)
           expense....................   $ 31,272          $ 40,922             $(5,348)           $ 66,846
                                         --------          --------             -------            --------
Income (loss) before income taxes.....      5,988           (33,346)              7,676             (19,682)
  Provision (benefit) for income
    taxes.............................      2,487            (6,669)             (4,764)(i)          (8,946)
                                         --------          --------             -------            --------
         Net income (loss)............   $  3,501          $(26,677)            $12,440            $(10,736)
                                         ========          ========             =======            ========
Weighted average common and common
  equivalent shares outstanding:
  Primary.............................     16,313                                                    24,982
                                                                                                   ========
Earnings (loss) per common and common
  equivalent share:
  Primary.............................   $   0.21                                                  $  (0.43)(j)
                                                                                                   ========

            NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                                 (IN THOUSANDS)

(a) Reflects the inclusion of the operations of BRACC from January 1, 1997 to April 29, 1997, the date of the acquisition of BRACC by the Company.

(b)  Reflects the elimination of the following transactions between TEAM and
     BRACC:

       Advertising fees paid by TEAM which were recognized as
        other revenue by BRACC................................  $1,217
       Royalty expenses paid by TEAM which were recognized as
        royalty fees by BRACC.................................   1,700

     Also reflects the elimination of the current period effect of $739 royalty fees recognized by BRACC and $739 royalty expense recognized by TEAM related to the BRACC Warrant.

(c) Reflects the elimination of $5,824 of amortization of BRACC's existing goodwill and records an increase of $3,496 amortization on the net goodwill and other intangible assets recorded through purchase accounting adjustments.

(d)  Reflects the increase in vehicle interest expense attributable to:

     Interest expense related to the April 1997 Fleet
      Financings............................................  $17,899
     Amortization of costs incurred in connection with
      certain of the April 1997 Fleet Financings............      384
                                                              -------
          Increase in vehicle interest expense..............  $18,283
                                                              =======

(e)  Reflects the decrease in vehicle interest expense attributable to:

     Interest savings on vehicle debt refinanced through the
      April 1997 Fleet Financings...........................  $17,696
     Interest savings on vehicle debt to Ford paid down by
      BRACC in connection with the Budget Acquisition.......    1,832
                                                              -------
          Decrease in vehicle interest expense..............  $19,528
                                                              =======

(f)  Reflects the increase in non-vehicle interest expense attributable to:

     Interest expense related to the Debt Placements........  $ 6,205
     Amortization of costs incurred in connection with
      certain of the April 1997 Fleet Financings and the
      Debt Placements.......................................      487
                                                              -------
          Increase in non-vehicle interest expense..........  $ 6,692
                                                              =======

(g)  Reflects the decrease in non-vehicle interest expense attributable to:

    Elimination of interest on BRACC indebtedness to Ford
      purchased by TEAM through the issuance of Series A
      Convertible Preferred Stock...............................  $ 2,478
    Elimination of interest on working capital debt of $134,136
      forgiven by Ford..........................................    3,353
    Elimination of interest on BRACC indebtedness to Ford paid down by BRACC using the proceeds from BRACC's sale of
      newly issued common stock to TEAM.........................    4,928
                                                                  -------
         Decrease in non-vehicle interest expense...............  $10,759
                                                                  =======

(h) Reflects $36 of interest income -- restricted cash on the $2,400 increase in restricted cash resulting from the receipt of Ford's funding of the special bonus program implemented in

            NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
             FOR THE SIX MONTHS ENDED JUNE 30, 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

     connection with the Budget Acquisition. See "The Budget
     Acquisition -- Terms of the Stock Purchase Agreements -- Special Bonus Program".

(i) Reflects a tax provision attributable to the combined group on a pro forma basis.

(j) Unaudited pro forma earnings per common and common equivalent share data for Budget Group are calculated using 24,982,240 shares of Common Stock, which include the 4,500,000 shares of Class A Common Stock into which Ford's outstanding Series A Convertible Preferred Stock is convertible (4,400,000 shares of which are being offered hereby).

               SELECTED HISTORICAL FINANCIAL DATA OF THE COMPANY

     The following table sets forth selected consolidated statement of operations data and selected consolidated balance sheet data of the Company. The selected financial data for each of the five years ended December 31, 1996 are derived from the consolidated financial statements of the Company. The data presented for each of the six months ended June 30, 1996 and 1997 are derived from unaudited financial statements, but in the opinion of the Company reflect all adjustments (consisting of normal recurring adjustments) that the Company considers necessary for a fair presentation of such information in accordance with generally accepted accounting principles. Information for the six months ended June 30, 1997 includes the operations of BRACC from April 29, 1997. The selected financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                                 SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                      JUNE 30,
                           -------------------------------------------------   --------------------
                            1992      1993      1994       1995       1996       1996        1997
                           -------   -------   -------   --------   --------   --------    --------
                                                        (IN THOUSANDS)
STATEMENTS OF OPERATIONS
  DATA:
Operating revenue:
  Vehicle rental
    revenue(a)...........  $21,968   $22,321   $38,642   $107,067   $223,250   $103,842    $294,559
  Retail car sales
    revenue..............       --        --        --     42,662    134,120     55,686     101,592
  Royalties and other
    revenue..............       --        --        --         --         --         --      12,618
                           -------   -------   -------   --------   --------   --------    --------
         Total operating
           revenue.......  $21,968   $22,321   $38,642   $149,729   $357,370   $159,528    $408,769
                           -------   -------   -------   --------   --------   --------    --------
Operating expenses:
  Direct vehicle and
    operating............    5,989     5,452     9,439     13,704     35,098     12,742      38,402
  Depreciation -- vehicle... 2,832     4,358     7,382     27,476     60,735     28,023(b)   85,217
  Depreciation -- non-
    vehicle..............      212       229       446      1,341      2,589      1,210       5,361
  Cost of car sales......       --        --        --     38,021    113,747     47,295      86,068
  Advertising, promotion
    and selling..........    1,477     1,658     3,090     11,826     22,983     10,609      35,050
  Facilities.............    2,662     2,695     4,398     11,121     20,406      9,417      30,326
  Personnel..............    4,292     4,537     7,947     24,515     53,097     24,005      71,403
  General and
    administrative.......      736       790     1,515      6,686     11,605      7,135      16,707
  Amortization...........      151       152       229        859      1,843        996       2,975
                           -------   -------   -------   --------   --------   --------    --------
         Total operating
           expenses......  $18,351   $19,871   $34,446   $135,549   $322,103   $141,432    $371,509
                           -------   -------   -------   --------   --------   --------    --------
Operating income.........  $ 3,617   $ 2,450   $ 4,196   $ 14,180   $ 35,267   $ 18,096    $ 37,260
                           -------   -------   -------   --------   --------   --------    --------
Other (income) expense:
  Vehicle interest
    expense..............  $ 2,440   $ 2,462   $ 3,909   $ 13,874   $ 25,336   $ 11,963    $ 27,794
  Non-vehicle interest
    expense (income),
    net..................      619       401      (139)      (716)       838        262       3,478
  Non-recurring expense
    (income).............       --    (1,023)       --         --      1,275         --          --
                           -------   -------   -------   --------   --------   --------    --------
         Total other
           expense.......  $ 3,059   $ 1,840   $ 3,770   $ 13,158   $ 27,449   $ 12,225    $ 31,272
                           -------   -------   -------   --------   --------   --------    --------
Income before income
  taxes..................      558       610       426      1,022      7,818      5,871(b)    5,988
Provision for income
  taxes..................       --       182       176        685      3,321      2,348       2,487
                           -------   -------   -------   --------   --------   --------    --------
Net income...............  $   558   $   428   $   250   $    337   $  4,497   $  3,523    $  3,501
                           =======   =======   =======   ========   ========   ========    ========
Weighted average common
  and common equivalent
  shares outstanding:
    Primary..............       --        --     3,704      6,369      9,488      7,413      16,313
    Fully diluted........       --        --     3,704      6,369      9,488      7,497      16,391
Earnings per common and
  common equivalent
  share:
    Primary..............       --        --   $  0.07   $   0.05   $   0.47   $   0.48    $   0.21
    Fully diluted........       --        --      0.07       0.05       0.47       0.47        0.21

                                                                                 SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                 JUNE 30,
                                       -----------------------------------    ----------------------
                                         1994         1995         1996         1996         1997
                                       ---------    --------    ----------    --------    ----------
                                          (IN THOUSANDS EXCEPT RENTAL AND RETAIL CAR SALES DATA)
OPERATING DATA:
  EBITDA(c)..........................  $  12,923    $ 45,204    $  101,215    $ 49,112    $  132,626
  Adjusted EBITDA(c).................      1,632       3,854        15,144       9,126        19,615
  Net cash provided by operating
    activities.......................      3,660      16,148        54,379      26,618        98,017
  Net cash used in investing
    activities.......................   (122,291)    (46,298)      (62,806)   (100,028)     (565,626)
  Net cash provided by financing
    activities.......................    119,006      29,629        58,560      84,023       685,827
RENTAL DATA (U.S. UNLESS NOTED):(d)
  Locations in operation at period
    end..............................         63         133           152         159           476
  Number of usable vehicles at period
    end(e)...........................      5,044      11,143        14,761      17,094        98,100
  Rental transactions(f).............    276,000     689,000     1,166,000     551,000     1,610,000
  Daily dollar average(g)............  $   37.32    $  40.75    $    41.19    $  42.06    $    42.31
  Vehicle utilization(h).............       80.6%       80.0%         80.9%       80.8%         79.7%
  Average monthly revenue per
    unit(i)..........................  $     909    $    992    $    1,017    $  1,019    $    1,018
RETAIL CAR SALES DATA:
  Locations in operation at period
    end..............................         --           7            11           9            23
  Average monthly vehicles sold......         --         351           752         510         1,012
  Average monthly sales revenue
    (000s)...........................  $      --    $  5,177    $   12,757    $  9,281    $   16,932

                                                                                                 AS OF
                                                          AS OF DECEMBER 31,                    JUNE 30,
                                          --------------------------------------------------   ----------
                                           1992      1993       1994       1995       1996        1997
                                          -------   -------   --------   --------   --------   ----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Revenue earning vehicles, net.........  $23,343   $23,577   $ 97,127   $219,927   $319,257   $2,340,807
  Vehicle inventory.....................       --        --        943      8,938     16,413       29,618
  Total assets..........................   32,027    33,325    162,991    386,323    587,223    3,599,975
  Fleet financing facilities............   23,890    23,857    123,779    295,647    360,120    2,430,703
  Other notes payable...................    3,795     3,632      2,785     22,586     93,989      325,381
  Total debt............................   27,880    28,533    127,187    319,017    454,689    2,756,580
  Redeemable preferred stock............    2,747     2,747         --         --         --           --
  Common stock warrant..................       --        --      2,000      2,000      2,000           --
  Stockholders' equity (deficit)........   (1,344)   (1,251)    26,748     39,592     92,001      376,626

---------------

(a) Includes revenue from vehicle rentals and related products (such as insurance and loss damage waivers).
(b) Includes $1.9 million of automobile incentives received in 1995 that reduced vehicle depreciation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Results of Operations".
(c) EBITDA consists of income before income taxes plus (i) vehicle interest expense, (ii) non-vehicle interest expense, (iii) vehicle depreciation expense and (iv) non-vehicle depreciation and amortization expenses. Adjusted EBITDA consists of income before income taxes plus (i) non-vehicle interest expense and (ii) non-vehicle depreciation and amortization expenses. EBITDA and Adjusted EBITDA are not presented as, and should not be considered, alternative measures of operating results or cash flows from operations (as determined in accordance with generally accepted accounting principles), but are presented because they are widely accepted financial indicators of a company's ability to incur and service debt.
(d)  Does not include data from Van Pool.
(e)  Represents vehicles available for rent.
(f)  Rounded to the nearest thousand.
(g) Represents rental revenue divided by the number of days that vehicles were actually rented.
(h) Represents number of days vehicles were actually rented divided by the number of days vehicles were available for rent.
(i)  Represents the average monthly revenue divided by average monthly fleet.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY

GENERAL

     Prior to the Budget Acquisition, Team Rental Group, Inc. was the largest Budget franchisee in the United States and was one of the largest independent retailers of late model automobiles in the United States. In 1994, TEAM embarked on a strategy to significantly expand its Budget franchise base and to develop a branded retail car sales operation within its Budget franchise territories. This strategy both leveraged management's experience and created certain operating efficiencies between these complementary businesses. Through its 152 vehicle rental locations, TEAM had pro forma vehicle rental revenues of $234.1 million for 1996. TEAM had pro forma sales revenues of $155.4 million for 1996.

     TEAM's retail car sales business has represented an increasing portion of TEAM's revenues since the opening of TEAM's first retail car sales facility in November 1994. TEAM added six retail car sales facilities during 1995, with the retail car sales business producing $42.6 million of revenue for 1995 (representing 28.5% of TEAM's total historical revenue for the year), and added four facilities during 1996. The retail car sales business produced $134.1 million of revenue for 1996 (representing 37.5% of TEAM's total historical revenue for the year and 34.4% of TEAM's total pro forma revenue for the year). TEAM's retail car sales business produced $1.3 million of operating income in 1995 (representing 8.8% of TEAM's total operating income) and $1.9 million of operating income in 1996 (representing 5.3% of TEAM's total operating income). At December 31, 1995 and 1996 and June 30, 1997, the retail car sales business represented 7.8%, 8.3% and 2.6% of the Company's total identifiable assets, respectively. See Note 15 of the Notes to the Consolidated Financial Statements of the Company.

     The 1994 results of operations reported herein include the consolidated accounts of the San Diego, California, Richmond, Virginia and Albany and Rochester, New York Budget franchises and the acquired operations of the Pittsburgh and Philadelphia, Pennsylvania, Cincinnati, Ohio and Fort Wayne, Indiana Budget franchises from their respective acquisition dates through December 31, 1994. The 1995 results of operations reported herein include the consolidated operations of the entities comprising TEAM at December 31, 1994 and the acquired operations of the Dayton, Ohio, Charlotte, North Carolina, Hartford, Connecticut, and Los Angeles, California Budget franchises from their respective acquisition dates through December 31, 1995. The 1996 results of operations reported herein include the acquired operations of the Phoenix Budget franchise, Van Pool and ValCar from their respective acquisition dates.

     On April 29, 1997, TEAM acquired the stock of BRACC. The consideration paid by TEAM pursuant to the Stock Purchase Agreements consisted of (i) approximately $275.0 million in cash and (ii) the issuance to Ford of 4,500 shares of newly created Series A Convertible Preferred Stock of the Company, which does not carry a dividend, and 4,400 shares of which will be converted into 4,400,000 shares of Class A Common Stock in connection with this Offering. The results of operations of the Company for the six months ended June 30, 1997 include the operations of BRACC from April 29, 1997.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of operating revenues represented by certain items in the Company's consolidated statements of operations.

                                                                             SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,        JUNE 30,
                                                  -----------------------    ----------------
                                                  1994     1995     1996      1996      1997
                                                  -----    -----    -----    ------    ------
Vehicle rental revenue........................    100.0%    71.5%    62.5%     65.1%     72.1%
Retail car sales revenue......................       --     28.5     37.5      34.9      24.9
Royalties and other revenue...................       --       --       --        --       3.0
                                                  -----    -----    -----     -----     -----
  Total operating revenue.....................    100.0    100.0    100.0     100.0     100.0
Direct vehicle and operating expenses.........     24.4      9.2      9.8       8.0       9.4
Cost of car sales.............................       --     25.4     31.9      29.6      21.1
Vehicle depreciation expense..................     19.1     18.4     17.0      17.6      20.8
Non-vehicle depreciation expense..............      1.2      0.9      0.7       0.8       1.3
Advertising, promotion and selling............      8.0      7.9      6.4       6.6       8.6
Facilities....................................     11.4      7.4      5.7       5.9       7.4
Personnel.....................................     20.6     16.3     14.9      15.1      17.5
General and administrative expenses...........      3.9      4.5      3.2       4.5       4.1
Amortization of franchise rights..............      0.6      0.5      0.5       0.6       0.7
                                                  -----    -----    -----     -----     -----
Operating income..............................     10.8      9.5      9.9      11.3       9.1
Vehicle interest expense......................     10.1      9.3      7.1       7.5       6.8
Non-vehicle interest expense (income), net....     (0.4)    (0.5)     0.2       0.1       0.8
Nonrecurring expense (income).................       --       --      0.4        --        --
                                                  -----    -----    -----     -----     -----
Income before income taxes....................      1.1      0.7      2.2       3.7       1.5
Provision for income taxes....................      0.5      0.5      0.9       1.5       0.6
                                                  -----    -----    -----     -----     -----
Net income....................................      0.6%     0.2%     1.3%      2.2%      0.9%
                                                  =====    =====    =====     =====     =====

  SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

     GENERAL OPERATING RESULTS. Net income for the first six months of 1997 approximated that of the first six months of 1996 at $3.5 million. Earnings per share for the first six months of 1997 decreased 56.3% to $.21 per share from $.48 per share in 1996 due to the increase in average shares outstanding as a result of the July 1996 Public Offering (3.8 million shares) and the April 1997 Public Offering (8.6 million shares) and the issuance of Series A Convertible Preferred Stock in connection with the acquisition of BRACC (convertible into 4.5 million shares). Income before income taxes increased $100,000, or 1.7%, for the first six months of 1997 to $6.0 million from $5.9 million for the first six months of 1996.

     OPERATING REVENUES. Vehicle rental revenue increased $190.7 million, or 183.8%, in the first six months of 1997 to $294.6 million from $103.8 million in the first six months of 1996 due to the acquisition of BRACC, which added a significant number of locations and vehicles to the Company's operations. Vehicle sales revenue increased $45.9 million, or 82.4%, in the first six months of 1997 to $101.6 million from $55.7 million in the first six months of 1996 due to the addition of the car sales operations of BRACC as well as new stores opened by the Company. Royalties and other revenues totaled $12.6 million in the first six months of 1997 and largely represent royalty and other fees due from the Company's franchisees.

     OPERATING EXPENSES. Total operating expenses increased $230.1 million, or 162.7%, in the first six months of 1997 to $371.5 million from $141.4 million in the first six months of 1996. This increase was also due to the addition of BRACC's operations to the Company's operations. The cost of vehicles sold increased $38.8 million, or 82.0%, in the first six months of 1997 to $86.1 million from $47.3 million in 1996. This increase reflects the growth of car sales revenue with the addition of BRACC car sales locations and new locations opened by the Company. Amortization expense increased $2.0 million, or 200%, in the first six months of 1997 to $3.0 million from $1.0 million in the first six months of 1996, largely due to intangibles, including goodwill, related to the BRACC Acquisition.

     OTHER (INCOME) EXPENSE, NET. Interest expense, net of interest income, increased $19.2 million, or 156.6%, in the first six months of 1997 to $31.3 million from $12.2 million in the first six months of 1996, due to the financing of fleet and other borrowings related to the BRACC Acquisition, net of investment income due to the increase in cash.

     PROVISION FOR INCOME TAXES. The provision for income taxes increased $100,000 in the first six months of 1997 to $2.5 million from $2.4 million for the first six months of 1996. The tax provision reflects a rate which is higher than the statutory rate due to the effects of state and local income taxes net of the federal benefit.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     GENERAL OPERATING RESULTS. Net income for 1996 increased $4.2 million, or 1,234.4%, to $4.5 million from $337,000 for 1995. Income before provision for income taxes increased over seven times from $1.0 million in 1995 to $7.8 million for 1996. This increase was due to TEAM's acquisition activity and the growth of TEAM's car sales operations from seven locations at December 31, 1995 to 11 locations at December 31, 1996. Operating income for 1996 increased $21.1 million, or 148.7%, from $14.2 million for 1995 to $35.3 million for 1996, due primarily to an increase in the vehicle fleet resulting from the acquisitions of the Budget franchises in Arizona and Southern California and Van Pool. The daily average rental rate increased slightly to $41.19 in 1996 from $40.75 in 1995.

     OPERATING REVENUES. Vehicle rental revenues for 1996 increased $116.2 million, or 108.5%, from $107.1 million in 1995 to $223.3 million in 1996. The increase in rental revenues was due primarily to the increase in the size of TEAM from operating 133 rental locations in 12 franchise areas at December 31, 1995 to operating 152 locations in 13 franchise territories at December 31, 1996, and to the acquisition of Van Pool in February 1996. Revenues from TEAM's retail car sales operations increased $91.5 million from $42.7 million in 1995 to $134.1 million in 1996 due to the expansion of TEAM's car sales facilities from seven locations at December 31, 1995 to 11 locations at December 31, 1996.

     OPERATING EXPENSES. Operating expenses increased approximately $186.6 million, or 137.6%, to $322.1 million for 1996 as compared to $135.5 million for 1995. The growth of TEAM's vehicle rental operations through the acquisitions discussed above was the principal cause of all the increases in TEAM's operating expenses. Vehicle depreciation increased approximately $33.3 million, or 121.0%, in 1996 due to an increase in fleet of 7,800 vehicles. Advertising expenses increased from $11.8 million in 1995 to $23.0 million for 1996 due to the increase in the size of the rental operations and due to the growth of the retail car sales operations from five markets at December 31, 1995 to 11 markets at December 31, 1996. The retail car sales business typically incurs greater advertising expense than the car rental business. Facilities' expense increased $9.3 million, or 83.5%, in 1996 as compared to 1995 due to the addition of 19 locations since December 31, 1995. Personnel costs increased approximately 116.6% in 1996 as compared to 1995 due to an increase of approximately 800 employees since December 31, 1995. Other operating expense increased due to a greater volume of rental business resulting from the 1995 and 1996 acquisitions.

     OTHER (INCOME) EXPENSE, NET. Interest expense, net of interest income, increased from $13.2 million for 1995 to $27.4 million for 1996. Vehicle interest expense increased approximately $11.5 million in 1996 due to the increase in the size of TEAM's rental fleet from approximately 7,800 vehicles at December 31, 1995 to approximately 15,600 vehicles at December 31, 1996. Non-vehicle interest (income) expense changed from income of $716,000 in 1995 to $838,000 of expense in 1996. This increase was primarily due to non-vehicle interest paid on financing for the acquisition of the Phoenix Budget franchise.

     PROVISION FOR INCOME TAXES. The provision for income taxes increased $2.6 million from $685,000 for 1995 to $3.3 million for 1996. The tax provision is calculated at a rate of approximately 42.5%. The increase in provision is due to the enhanced profitability of TEAM in 1996 as compared to 1995.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

     GENERAL OPERATING RESULTS. Net income for 1995 increased $87,000, or 34.8%, to $337,000 from $250,000 in 1994. Income before income taxes more than doubled to $1.0 million in 1995 from $426,000 in 1994. The increase in pre-tax income was due to an increase in operating income of $10.0 million resulting from the growth of TEAM's retail car sales operations from one facility at December 31, 1994 to seven facilities at December 31, 1995 and the acquisition of four additional Budget vehicle rental operations, which was offset by increases in interest expense of $9.4 million, due primarily to the increased size of the fleet throughout 1995 as a result of the acquisitions occurring between August 1994 and October 1995, described above. The provision for income taxes increased from $176,000 in 1994 to $685,000 in 1995 due to the enhanced profitability of TEAM, nondeductible amortization expense, and state income taxes. The daily average rental rate increased to $40.75 in 1995 from $37.32 in 1994, an increase of 9.2%.

     OPERATING REVENUES. Operating revenues increased 287.8% in 1995 to $149.7 million from $38.6 million in 1994. This increase was primarily due to the acquisitions discussed above and to an increased volume of vehicle rental business in 1995, resulting in an increase in the number of rental revenue days to 2,590,000 days in 1995 from 1,027,000 days in 1994. The daily average rental rate increased 9.2% from $37.32 in 1994 to $40.75 in 1995; the average rental term experienced a slight decrease from 3.82 days in 1994 to 3.76 days in 1995.

     OPERATING EXPENSES. Operating expenses increased approximately $101.1 million, or 293.5%, to $135.5 million for 1995 from $34.4 million in 1994. This increase was due in large measure to the growth of TEAM's retail car sales operations, which included $38.0 million of cost of sales for which there was no significant comparable expense in 1994, as well as to increases resulting from the increase in fleet and personnel due to the four acquisitions occurring during 1995. Direct vehicle and operating expense increased $4.3 million or 45.2% to $13.7 million from $9.4 million, due to the increase in the size of the fleet from 5,044 vehicles at December 31, 1994 to 11,144 vehicles at December 31, 1995. The increased costs for vehicle maintenance recorded to direct vehicle and operating expenses were partially offset by a decrease in the number of leased vehicles during the period, as expenses for owned vehicles are charged to both vehicle depreciation and interest expense, whereas leased vehicles are charged to direct vehicle and operating expense. Vehicle depreciation expense increased $20.1 million, or 272.2%, to $27.5 million due to an increase in fleet size of 121% to 11,144 vehicles at December 31, 1995. Personnel expenses increased 208.5% to $24.5 million due to the 226% increase in the employee base from 525 employees at December 31, 1994 to 1,709 employees at December 31, 1995. The number of locations from which TEAM rented vehicles increased from 63 locations at December 31, 1994 to 133 locations at December 31, 1995.

     OTHER INCOME AND EXPENSE. Other expense-net increased approximately $9.4 million, or 249.0%, in 1995 due primarily to interest expense on the increased vehicle fleet operated by TEAM in 1995. Vehicle interest increased $10.0 million due to the increased size of the vehicle fleet throughout 1995. This increase was offset by an increase in interest income of $0.7 million earned on cash restricted for acquiring vehicles under TEAM's existing fleet financing facilities.

     PROVISION FOR INCOME TAXES. The provision for income taxes increased 289.2% to $685,000 in 1995 from $176,000 in 1994. TEAM's effective tax rate increased from 41.3% in 1994 to 67.0% in 1995. The increase in the tax provision was due to the enhanced profitability of TEAM in 1995, certain amortization expense that was not deductible for income taxes purposes, and state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company's operations have been funded by cash provided from operating activities and by financing provided by banks, automobile manufacturers' captive finance companies and leasing companies. The material terms of the Company's financing facilities are described below and under the caption "Description of Certain Indebtedness". The Company's existing indebtedness at June 30, 1997 has interest rates ranging from 5.6% to 9.6%. The Company intends to fund its operations through asset-backed notes and revolving credit facilities with financial institutions for fleet financing and working capital, as well as through other similar facilities and through placements or offerings of additional debt and/or equity securities.

     At June 30, 1997, the Company had borrowed $2.4 billion under asset-backed notes and a commercial paper facility, which are utilized largely to finance vehicles eligible for certain manufacturers' vehicle repurchase programs. Proceeds from the asset-backed notes that are temporarily unutilized for vehicle financing are maintained in restricted cash accounts with the trustees. The notes are collateralized by the secured vehicles and the restricted cash accounts. Rates on asset-backed notes and the commercial paper facility at June 30, 1997 range from 5.6% to 7.8%.

     The Company's other vehicle obligations consist of outstanding lines of credit to purchase rental fleet and retail car sales inventory. Collateralized available lines of credit at June 30, 1997 consist of $13.0 million for rental vehicles and $26.0 million for retail car sales inventory with maturity dates through May 1998. Vehicle obligations are collateralized by revenue earning vehicles financed under these credit facilities and proceeds from the sale, lease or rental of rental vehicles and retail car sales inventory. Interest payments for rental fleet facilities are due monthly at annual interest rates ranging from 6.9% to 8.5% at June 30, 1997. Management expects that vehicle obligations will generally be repaid within one year from the balance sheet date with proceeds received from either the repurchase of the vehicles by the manufacturers in accordance with the terms of the manufacturers' vehicle repurchase programs or from the sale of the vehicles.

     Monthly payments of interest only for retail car sales inventory obligations are required at an annual interest rate of 8.5% at June 30, 1997. Retail car sales inventory obligations are paid when the inventory is sold but in no event later than 120 days after the date of purchase.

     Net cash provided by operating activities for the six months ended June 30, 1997 increased 268.4% to $98.0 million from $26.6 million for the six months ended June 30, 1996. Net cash provided by operating activities for 1996 increased 237.9% to $54.4 million from $16.1 million in 1995. Net cash provided by operating activities for 1995 increased 341.2% to $16.1 million from $3.7 million in 1994. In each period, the Company experienced increases in cash received from rentals which were offset to some extent by increases in cash paid to vendors and employees and in interest expenses.

     Net cash used in investing activities for the six months ended June 30, 1997 increased 465.5% to $565.6 million from $100.0 million for the six months ended June 30, 1996. Net cash used in investing activities is primarily attributable to cash paid to suppliers of revenue vehicles and, to a lesser extent, capital expenditures. This cash use is mainly offset by cash received from the sale of vehicles (most of which sales were pursuant to manufacturers' vehicle repurchase programs). Cash received from the sale of vehicles was $460.6 million, $293.9 million and $73.7 million for 1996, 1995 and 1994, respectively. Cash paid to suppliers of revenue vehicles was $517.1 million, $315.9 million and $155.2 million for 1996, 1995 and 1994, respectively. The increase in cash paid to suppliers of revenue vehicles during 1996 was a result of the increased number of operating locations throughout 1996. Payment for acquisitions, net of assets acquired, amounted to $5.1 million, $6.5 million and $5.7 million for 1996, 1995 and 1994, respectively.

     Net cash provided by financing activities for the six months ended June 30, 1997 increased 716.2% to $685.8 million from $84.0 million for the six months ended June 30, 1996. Net cash provided by financing activities for 1996 increased 98.0% to $58.6 million from $29.6 million in 1995, due primarily to proceeds received from the issuance of Class A Common Stock and the Series A Convertible Notes, which was partially offset by the utilization of a portion of these proceeds to repay existing vehicle and non-vehicle debt. Net cash provided by financing activities for 1995 decreased 75.1% to $29.6 million from $119.0 million in 1994, due primarily to the receipt of proceeds from the Company's initial public offering and a vehicle financing facility in 1994, for which there were no corresponding receipts in 1995.

     FLEET FINANCING FACILITIES

     Historically, TEAM's operations were partially funded by cash provided from operating activities and by financing provided under asset-backed notes issued under the First, Second and Third Fleet Financing Facilities (collectively, the "Fleet Financing Facilities"). At December 31, 1996, amounts outstanding under the Fleet Financing Facilities were comprised of $105.7 million of asset-backed notes issued by TEAM's special purpose finance subsidiary, Team Fleet Financing Corporation ("TFFC"), in August 1994 (the "First Fleet Financing Facility"), $40.0 million of asset-backed notes assumed by TEAM in connection with the acquisition of the Los Angeles, California Budget franchise in October 1995 (the "Second Fleet Financing Facility") and $176.0 million of asset-backed notes issued by TFFC in December 1996 (the "Third Fleet Financing Facility"). These facilities have been principally utilized to finance Program Vehicles. Proceeds from these facilities that are temporarily unutilized for vehicle financing are maintained in restricted cash accounts with the trustee and are not available for other purposes. The notes issued under these facilities are collateralized by the financed vehicles and the restricted cash accounts, with the vehicles being leased to TEAM's operating subsidiaries.

     The First Fleet Financing Facility is comprised of senior and subordinated notes. The senior notes require monthly interest payments at an annual rate of average LIBOR, as defined, plus 0.75% (6.4% at December 31, 1996). Monthly principal payments of $16.7 million commence in June 1999 with the last payment due in November 1999. The subordinated notes included in the First Fleet Financing Facility require monthly interest payments at an annual rate of average LIBOR, as defined, plus 1.30% (6.9% at December 31, 1996) and are payable in full in December 1999.

     The Second Fleet Financing Facility is comprised of senior and subordinated notes. The senior notes require monthly interest payments at an annual rate of average LIBOR, as defined, plus 0.60% (6.2% at December 31, 1996). Monthly principal payments of $4.8 million commence in November 1997 with the last payment due in June 1998. The subordinated notes included in the Second Fleet Financing Facility require monthly interest payments at an annual rate of average LIBOR, as defined, plus 1.0% (6.6% at December 31, 1996) and are payable in full in July 1998.

     The Third Fleet Financing Facility is comprised of senior and subordinated notes. The senior notes require monthly interest payments at an annual rate of 6.65%. Monthly principal payments of $13.8 million commence in 2001 with the last payment due in 2002. The subordinated notes included in the Third Fleet Financing Facility require monthly interest payments at an annual rate of 7.10% and are payable in full in June 2002. Up to $100 million of the Third Fleet Financing may be used to finance vehicles that are not Program Vehicles.

     APRIL 1997 FLEET FINANCINGS

     The April 1997 Fleet Financings entered into concurrently with the Budget Acquisition provide financing for $1.4 billion of vehicles. The April 1997 Fleet Financings consist of a $900.0 million commercial paper facility and an additional $500.0 million asset-backed note facility. The asset-backed note facility consists of senior and subordinated notes. The senior notes require monthly interest payments at an annual rate of 7.35%. Monthly principal payments of $39.4 million commence November 2001 with a final payment due in October 2002. The subordinated notes require monthly interest payments at an annual rate of 7.80% and are payable in full in November 2002.

     BUDGET FLEET FINANCING FACILITY

     Historically, BRACC's operations were partially funded with cash provided by notes issued by Budget Fleet Finance Corporation (the "BFFC Facility"), which is a special purpose bankruptcy remote corporation. The Company has continued to utilize borrowings under the BFFC Facility to fund its operations. The BFFC Facility consists of $500.0 million of senior notes requiring monthly interest payments at LIBOR plus 0.50% (6.14% at August 21, 1997). Six monthly principal payments of $83.3 million commence in April 1999 with the last payment due in September 1999.

     THE DEBT PLACEMENTS

     Concurrently with the Budget Acquisition, the Company issued $45.0 million aggregate principal amount of Series B Convertible Notes, and BRACC issued $165.0 million aggregate principal amount of Guaranteed Senior Notes, which are guaranteed by the Company and certain subsidiaries of the Company. The Guaranteed Senior Notes bear interest at a rate of 9.57% and mature in 2007. In addition, the note purchase agreements relating to the Series A Convertible Notes, which had been issued in December 1996, were amended to extend the maturity of the Series A Convertible Notes to April 2007 and conform other terms to the terms of the Series B Convertible Notes. At a conversion price of $20.07 per share, the Series A Convertible Notes are convertible into an aggregate of 3,986,049 shares of Class A Common Stock, bear interest at a rate of 7.0% and mature in 2007. At a conversion price of $27.96 per share, the Series B Convertible Notes are convertible into 1,609,442 shares of Class A Common Stock, bear interest at a rate of 6.85% and mature in 2007. See "Description of Certain Indebtedness".

     APRIL 1997 WORKING CAPITAL FACILITY

     Concurrently with the Budget Acquisition, BRACC entered into a $300.0 million five-year secured credit facility (the "April 1997 Working Capital Facility"), which is guaranteed by the Company. At June 30, 1997, the Company had $256.1 million in letters of credit outstanding under this facility. The following is a summary of the material terms and conditions of the April 1997 Working Capital Facility.

     The April 1997 Working Capital Facility consists of a five-year senior, secured revolving credit facility in the amount of $300.0 million. The April 1997 Working Capital Facility provides that (i) up to $100.0 million is available for loans, (ii) up to $40.0 million (or the equivalent thereof in certain foreign currencies) of such $100.0 million is available under a multi-currency subfacility, (iii) up to $300.0 million is available for letters of credit and (iv) up to $225.0 million of such $300.0 million is available for letters of credit for credit enhancement of commercial paper or similar fleet financing programs. In addition, aggregate letter of credit and loan outstandings under the April 1997 Working Capital Facility are subject to a borrowing base limitation and may not at any time exceed the sum of 85% of eligible receivables (as defined therein), 100% of eligible repurchase vehicles (as defined therein), 85% of eligible non-repurchase vehicles (as defined therein), and 100% of eligible cash and cash equivalents (as defined therein). All letters of credit and loans under the April 1997 Working Capital Facility mature on or by the fifth anniversary of the date of the loan agreement.

     Interest accrues on borrowings outstanding under the April 1997 Working Capital Facility, at the Company's option, at a rate equal to (i) either the higher of (A) the interest rate established by Credit Suisse as its base or prime rate in effect at its principal office in New York City and (B) the federal funds effective rate from time to time plus 0.5% (the higher of these being known as the "ABR") plus the applicable margin for ABR loans (which margin shall range from approximately 0.25% to 1.25%) or (ii) the rate at which Eurocurrency deposits in the relevant denomination currency for one, two, three or six months (as selected by the Company) are offered by Credit Suisse in the relevant interbank Eurocurrency market plus the applicable margin for the Eurocurrency rate (which margin shall range from 1.25% to 2.25%). The April 1997 Working Capital Facility requires the Company to pay the following fees: (i) a commitment fee based on the ratio of adjusted debt to adjusted EBITDA of the Company and ranging from 0.25% to 0.375% per annum; (ii) a letter of credit fee on the aggregate amount available under outstanding letters of credit equal to a rate per annum which is the same as the applicable margin for Eurocurrency loans from time to time in effect; and (iii) a letter of credit fronting fee equal to a rate per annum of 1/8% of the aggregate amount available under each letter of credit issued.

     The April 1997 Working Capital Facility is secured by (a) a first-priority lien on (i) the capital stock of BRACC and each direct and indirect subsidiary of BRACC (with respect to the international subsidiaries, no more than 65% of the stock of each subsidiary will be required to be pledged in the event that a pledge of a greater percentage would result in material increased tax or similar liabilities for Budget Group and its subsidiaries on a consolidated basis); (ii) cash and other working capital such as receivables and related contract rights of BRACC and its subsidiaries (other than assets pledged as security in respect of a vehicle financing program); and
(iii) all assets included in the borrowing base and (b) as to letters of credit issued as credit and/or liquidity enhancement for the Company's commercial paper program, perfected liens on the assets surrounding the commercial paper issued pursuant to the commercial paper program (which, in the case of credit enhancement, will generally be subordinated).

     The April 1997 Working Capital Facility contains a number of customary affirmative covenants, including covenants which require BRACC and the Company to deliver financial statements and other reports; pay other obligations; maintain corporate existence; comply with laws and contracts; maintain properties and insurance; maintain books and records; grant the lenders certain inspection rights; provide notices of defaults, litigation and material events; and comply with environmental matters. The April 1997 Working Capital Facility also contains a number of customary negative covenants, including limitations on indebtedness (including preferred stock), liens, guarantee obligations, mergers, consolidations, liquidations and dissolutions, sales of assets, leases, dividends and other payments in respect of capital stock, capital expenditures, investments, loans and advances; payments and modifications of subordinated and other debt instruments, transactions with affiliates, changes in fiscal year; negative pledge clauses; and changes in lines of business.

     BRACC and the Company are required to meet certain financial covenants, consisting of (a) a minimum net worth (as defined) of the Company equal to the sum of (i) $263,375 plus 50% of the net income of the Company for each fiscal year commencing with 1997 as shall have been completed on or prior to the time of computation plus 50% of the net equity proceeds (as defined); (b) a maximum leverage ratio (as defined) of 5.60 to 1.00 for the quarter ending September 30, 1997, declining to 3.25 to 1.00 for the quarter ending December 31, 1999 and each fiscal quarter thereafter; and (c) a minimum interest coverage ratio (as defined) of 2.50 to 1.00 for the quarter ending September 30, 1997, increasing to 3.25 to 1.00 for the quarter ending September 30, 1999 and each fiscal quarter thereafter. See "Description of Certain Indebtedness -- The April 1997 Working Capital Facility".

CHANGE IN FINANCIAL CONDITION

     Total assets increased $3.0 billion from $587.2 million at December 31, 1996 to $3.6 billion at June 30, 1997. This increase resulted primarily from increases in revenue-earning vehicles of $2.0 billion and intangibles of $324.6 million resulting from the BRACC Acquisition. Total liabilities increased $2.7 billion from $493.2 million at December 31, 1996 to $3.2 billion at June 30, 1997 due primarily to an additional $2.3 billion of net borrowings largely to finance the vehicles of BRACC. The increase in stockholders' equity of approximately $284.6 million was due to the April 1997 Public Offering and issuance of Series A Convertible Preferred Stock in connection with the Budget Acquisition.

INFLATION

     The increased acquisition cost of vehicles is the primary inflationary factor affecting the Company's operations. Many of the Company's other operating expenses are inflation sensitive, with increases in inflation generally resulting in increased costs of operations. The effect of inflation-driven cost increases on the Company's overall operating costs is not expected to be greater for the Company than for its competitors.

SEASONALITY

     Generally, in the vehicle rental industry, revenues increase in the spring and summer months (with the exception of resort destinations) due to the overall increase in business and leisure travel during this season. The Company increases the size of its fleet and work force in the spring and summer to accommodate increased rental activity during these periods and decreases its fleet and work force in the fall and winter. However, many of the Company's operating expenses (such as rent, insurance and administrative personnel) are fixed and cannot be reduced during the fall and winter. The retail car sales business is subject to seasonal effects, with lower sales during the winter months. See "Risk Factors -- Seasonality".

                  SELECTED HISTORICAL FINANCIAL DATA OF BRACC

     The following table sets forth selected consolidated statement of operations data and selected consolidated balance sheet data of BRACC. The selected financial data for each of the five years ended December 31, 1996 are derived from the consolidated financial statements of BRACC. The data presented for each of the three months ended March 31, 1996 and 1997 are derived from unaudited financial statements, but in the opinion of BRACC reflect all adjustments (consisting of normal recurring adjustments) that BRACC considers necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The selected financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of BRACC" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                                              THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                            MARCH 31,
                             --------------------------------------------------------------   -------------------
                                1992         1993         1994         1995         1996        1996       1997
                             ----------   ----------   ----------   ----------   ----------   --------   --------
                                                                (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Operating revenue:
  Vehicle rental
    revenue(a).............  $1,080,700   $  954,188   $1,011,203   $1,034,873   $  963,764   $221,778   $228,135
  Retail car sales
    revenue................      72,253       63,596       77,999       83,795       91,503     22,734     20,913
  Other revenue............      61,435       61,903       66,564       74,802       77,554     17,259     17,363
                             ----------   ----------   ----------   ----------   ----------   --------   --------
         Total operating
           revenue.........  $1,214,388   $1,079,687   $1,155,766   $1,193,470   $1,132,821   $261,771   $266,411
Operating costs and
  expenses:
  Direct vehicle and
    operating..............     221,239      176,252      134,126      153,081      121,288     25,871     31,713
 Depreciation -- vehicle...     278,344      206,271      257,356      323,619      263,846     54,583     65,439
  Depreciation -- non-
    vehicle................      25,297       20,431       21,410       19,520       26,645      6,502      6,413
  Cost of car sales........      64,639       54,969       67,314       72,416       78,944     19,598     18,430
  Advertising, promotion
    and selling............     108,978       99,879       99,738      106,446       83,304     19,441     27,585
  Facilities...............     115,155      108,741      110,386      113,286      114,325     28,471     28,904
  Personnel................     274,081      248,947      269,370      280,901      248,655     61,939     63,985
  General and
    administrative.........      85,625       82,731       69,117       88,612       54,194     17,638     14,430
  Intangible
    amortization...........      17,223       17,852       16,874       17,006       16,969      4,185      4,180
                             ----------   ----------   ----------   ----------   ----------   --------   --------
         Total operating
           costs and
           expenses........  $1,190,581   $1,016,073   $1,045,691   $1,174,887   $1,008,170   $238,228   $261,079
Operating income...........  $   23,807   $   63,614   $  110,075   $   18,583   $  124,651   $ 23,543   $  5,332
Other expense:
  Vehicle interest
    expense................     101,032       78,205       86,127      124,758       92,738     22,949     22,589
  Non-vehicle interest
    expense................      18,923       16,283       18,823       25,151       31,444      7,265      7,043
                             ----------   ----------   ----------   ----------   ----------   --------   --------
Income (loss) before
  provision for income
  taxes....................  $  (96,148)  $  (30,874)  $    5,125   $ (131,326)  $      469   $ (6,671)  $(24,300)
Provision for income
  taxes....................      (4,900)          --        4,000        1,314        3,000        600     (4,860)
                             ----------   ----------   ----------   ----------   ----------   --------   --------
Net income (loss)..........  $  (91,248)  $  (30,874)  $    1,125   $ (132,640)  $   (2,531)  $ (7,271)  $(19,440)
                             ==========   ==========   ==========   ==========   ==========   ========   ========

                                                                          THREE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                 MARCH 31,
                                 ------------------------------------   -----------------------
                                    1994         1995         1996         1996         1997
                                 ----------   ----------   ----------   ----------   ----------
                                     (IN THOUSANDS EXCEPT RENTAL AND RETAIL CAR SALES DATA)
OPERATING DATA:
  EBITDA(b)....................  $  405,715   $  378,728   $  432,111   $   88,813   $   81,364
  Adjusted EBITDA(b)...........      62,232      (69,649)      75,527       11,281       (6,664)
  Net cash provided by
     operating activities......     280,793      173,944      256,290       72,826       95,811
  Net cash used in investing
     activities................    (411,810)    (180,938)    (205,054)    (147,880)    (259,409)
  Net cash provided by (used
     in) financing
     activities................     173,789       35,661      (87,561)      44,288      156,928
RENTAL DATA (U.S. UNLESS
  NOTED):
  Locations in operation at
     period end (worldwide)....         447          390          374          388          374
  Number of usable vehicles at
     period end(c).............      75,467       68,148       67,137       69,060       76,284
  Rental transactions(d).......   6,030,000    5,909,000    5,346,000    1,212,000    1,261,000
  Daily dollar average(e)......  $    38.43   $    39.58   $    41.26   $    41.57   $    40.33
  Vehicle utilization(f).......        77.4%        75.1%        76.7%        76.2%        79.5%
  Average monthly revenue per
     unit(g)...................  $      904   $      904   $      966   $      960   $      962
RETAIL CAR SALES DATA:
  Locations in operation at
     period end................           8            9           11            9           11
  Average monthly vehicles
     sold......................         462          449          491          497          480
  Average monthly sales revenue
     (000s)....................  $    6,500   $    6,983   $    7,625   $    7,578   $    6,971

                                                    AS OF DECEMBER 31,                            AS OF
                              --------------------------------------------------------------    MARCH 31,
                                 1992         1993         1994         1995         1996          1997
                              ----------   ----------   ----------   ----------   ----------   ------------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
  Revenue earning vehicles,
    net.....................  $1,362,548   $1,339,000   $1,543,661   $1,353,989   $1,303,975   $  1,494,755
  Vehicle inventory.........       5,753        7,396        9,674       11,756       14,299         14,828
  Total assets..............   2,590,002    2,405,204    2,602,374    2,488,115    2,328,115      2,484,152
  Fleet financing
    facilities..............   1,628,190    1,462,783    1,614,247    1,465,472    1,361,619      1,513,259
  Other notes payable.......     216,326      245,714      268,039      452,475      468,767        474,055
  Total debt................   1,844,516    1,708,497    1,882,286    1,917,947    1,830,386      1,987,314
  Mandatory redeemable
    preferred stock.........     206,250      221,250      236,250      251,250        5,178          5,272
  Stockholders' equity......     111,934       59,558       49,909     (106,102)     143,965        121,288

---------------

(a) Includes revenue from vehicle rentals and related products (such as insurance and loss damage waivers).
(b) EBITDA consists of income before income taxes plus (i) vehicle interest expense, (ii) non-vehicle interest expense, (iii) vehicle depreciation expense and (iv) non-vehicle depreciation and amortization expenses. Adjusted EBITDA consists of income before income taxes plus (i) non-vehicle interest expense and (ii) non-vehicle depreciation and amortization expenses. EBITDA and Adjusted EBITDA are not presented as, and should not be considered, alternative measures of operating results or cash flows from operations (as determined in accordance with generally accepted accounting principles), but are presented because they are widely accepted financial indicators of a company's ability to incur and service debt.
(c)  Represents vehicles available for rent.
(d)  Rounded to the nearest thousand.
(e) Represents rental revenue divided by the number of days that vehicles were actually rented.
(f) Represents the number of days vehicles were actually rented divided by the number of days vehicles were available for rent.
(g)  Represents average monthly revenue divided by average monthly fleet.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BRACC

GENERAL

     Budget Rent a Car Corporation (following the Budget Acquisition, a wholly owned subsidiary of the Company) is the owner of the "Budget" trademark on a worldwide basis and is the international franchisor of the Budget System, which is the third largest worldwide general use car and truck rental system with approximately 3,000 locations.

     BRACC was established in 1958 as a vehicle rental company serving the downtown and suburban markets of cities in the United States and Canada. In 1960, BRACC began its franchising activities and positioned itself as the value leader among the competing car rental companies. BRACC remained primarily a franchise system until the 1980s when it undertook a strategic shift to acquire franchisees with a view to becoming an operating company. Management believes that company-owned locations provide enhanced customer service and earnings on a long-term basis. Additionally, BRACC believes that its identification as a lower cost provider of rental vehicles may protect its competitive position in the event of negative economic developments.

     For the year ended December 31, 1996, BRACC had 304 company-owned locations which accounted for more than 60% of the Budget System's U.S. fleet. Additionally, BRACC has expanded its operating strategy to international markets and has company-owned locations in the United Kingdom, France, Switzerland, Australia and New Zealand which account for more than 8% of the Budget System's international rental revenue.

     BRACC's international operations have historically been largely franchised. For 1994, 1995, 1996 and the three months ended March 31, 1997, royalty fees from international franchisees were 21.2%, 21.9%, 22.6% and 22.3% of BRACC's total international revenue and represented 45.9%, 49.0%, 50.4% and 53.8% of BRACC's total royalty fees, respectively. The franchised nature of BRACC's operations lowered its funding and overall capital requirements. At December 31, 1994, 1995, 1996, and March 31, 1997, BRACC's international operations accounted for 6.2%, 6.8%, 8.0% and 7.4% of BRACC's total assets, respectively, while the percent of BRACC's total debt represented by these operations was 3.1%, 3.1%, 3.9% and 3.6% respectively. See Note 16 of the Notes to the Consolidated Financial Statements of BRACC.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of operating revenues represented by certain items in BRACC's combined statements of operations.

                                                                           THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,            MARCH 31,
                                          ---------------------------      ------------------
                                          1994       1995       1996        1996        1997
                                          -----      -----      -----      ------      ------
Vehicle rental revenue..............       87.5%      86.7%      85.1%       84.7%       85.6%
Royalty fee revenue.................        4.6        4.9        5.3         5.1         5.1
Retail car sales revenue............        6.7        7.0        8.1         8.7         7.8
Other revenue.......................        1.2        1.4        1.5         1.4         1.4
                                          -----      -----      -----       -----       -----
          Total operating revenue...      100.0      100.0      100.0       100.0       100.0
Direct vehicle and operating
  expenses..........................       11.6       12.8       10.7         9.9        11.9
Depreciation -- vehicles............       22.3       27.1       23.3        20.9        24.6
Depreciation -- non-vehicle.........        1.9        1.6        2.4         2.4         2.4
Cost of vehicles sold at retail.....        5.8        6.1        7.0         7.5         6.9
Advertising, promotion and selling
  expenses..........................        8.6        8.9        7.3         7.4        10.4
Facilities..........................        9.5        9.5       10.1        10.9        10.8
Personnel...........................       23.3       23.5       21.9        23.7        24.0
General and administrative
  expenses..........................        6.0        7.5        4.8         6.7         5.4
Intangible amortization.............        1.5        1.4        1.5         1.6         1.6
                                          -----      -----      -----       -----       -----
Earnings before interest and income
  taxes.............................        9.5        1.6       11.0         9.0         2.0
Interest expense....................        9.1       12.6       11.0        11.5        11.1
                                          -----      -----      -----       -----       -----
Income (loss) before income taxes...        0.4      (11.0)       0.0        (2.5)       (9.1)
Provision for income taxes..........        0.3        0.1        0.2         0.2        (1.8)
                                          -----      -----      -----       -----       -----
Net income (loss)...................        0.1%     (11.1)%     (0.2)%      (2.8)%      (7.3)%
                                          =====      =====      =====       =====       =====

  THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31,
  1996

     GENERAL OPERATING RESULTS. BRACC incurred a net loss of $19.4 million in the three months ended March 31, 1997 compared to a net loss of $7.3 million in the three months ended March 31, 1996. The loss before income taxes increased to $24.3 million in the three months ended March 31, 1997 from a loss of $6.7 million in the three months ended March 31, 1996. The increased loss reflects higher depreciation and other vehicle costs as well as higher net advertising and promotion expenses.

     OPERATING REVENUES. Operating revenues increased $4.6 million, or 1.8%, to $266.4 million in the three months ended March 31, 1997 from $261.8 million in the three months ended March 31, 1996. Vehicle rental revenue increased $6.4 million, or 2.9%, to $228.1 million in the three months ended March 31, 1997 from $221.8 million in the three months ended March 31, 1996, primarily due to a 5.5% increase in vehicle rental days that was somewhat offset by a 3.0% decrease in the daily average rental rate. Retail car sales revenue decreased $1.8 million, or 8.0% reflecting a 3.4% decrease in the number of units sold and a change to lower priced units in the mix of vehicles sold.

     OPERATING EXPENSES. Operating expenses increased $22.9 million, or 9.6%, to $261.1 million in the three months ended March 31, 1997 from $238.2 million in the three months ended March 31, 1996. Direct vehicle and operating expenses increased $5.8 million, or 22.6%, to $31.7 million in the three months ended March 31, 1997 from $25.9 million in the three months ended March 31, 1996 largely due to a $2.5 million increase in vehicle damage and repair expenses, an $800,000 increase in vehicle shuttling expenses (which helped improve the utilization of revenue earning vehicles by 3.3%) and a 2.2% increase in the average number of vehicles. Vehicle depreciation expenses increased $10.9 million, or 19.9%, to $65.4 million in the three months ended March 31, 1997 from $54.6 million in the three months ended March 31, 1996, largely due to the increase in fleet size and a $7.5 million favorable adjustment to expense in 1996 on trucks to align monthly depreciation charges with actual costs experienced upon final disposition of the asset. Cost of vehicles sold decreased $1.2 million, or 6.0%, to

$18.4 million in the three months ended March 31, 1997 from $19.6 million in the three months ended March 31, 1996 reflecting the lower number of units sold and the change in mix. Advertising, promotion and selling expenses increased $8.1 million, or 41.9%, to $27.6 million in the three months ended March 31, 1997 from $19.4 million in the three months ended March 31, 1996 largely due to a $5.7 million decrease in funding of advertising and promotion from third parties and a $.6 million increase in advertising expenditures. General and administrative expenses decreased $3.2 million, or 18.2%, to $14.4 million in the three months ended March 31, 1997 from $17.6 million in the three months ended March 31, 1996 largely due to an improvement in bad debt expenses of $1.6 million in 1997 reflecting temporary collection difficulties experienced in the beginning of 1996 (following the centralization of accounting functions) and a $1.1 million gain in the three months ended March 31, 1997 related to a gain on sale of the company's investment in Compass Computer Services, Inc.

     INTEREST EXPENSE. Interest expense decreased by $582,000, or 1.9%, to $29.6 million in the three months ended March 31, 1997 from $30.2 million in the three months ended March 31, 1996 as slightly lower interest rates in 1997 more than offset the higher borrowings levels reflective of the increase in fleet levels.

     PROVISION FOR INCOME TAXES. The provision for income taxes increased by $5.5 million to a benefit of $4.9 million in the three months ended March 31, 1997 from a provision of $600,000 in the three months ended March 31, 1996. The improvement is the result of recognizing a benefit based on the expected effective tax rate of 20% in 1997 versus recording the provision on the straight-line method in 1996 due to expected break-even or lower results for the full year.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     GENERAL OPERATING RESULTS. BRACC had a net loss of $2.5 million for 1996 compared to a net loss of $132.6 million for 1995. Income before income taxes increased to $469,000 for 1996 from a loss of $131.3 million for 1995. This improvement reflects the changes BRACC implemented during 1996 by placing a greater focus on cost reductions, location and segment profitability, customer service and operational consistency.

     OPERATING REVENUES. Operating revenues decreased $60.7 million, or 5.1%, to $1,132.8 million for 1996 from $1,193.4 million for 1995. Vehicle rental revenues decreased $71.1 million, or 6.9%, to $963.8 million for 1996 from $1,034.9 million for 1995, primarily due to a change in fleet mix, which reduced the number of higher priced luxury and specialty vehicles, and the elimination of unprofitable segments of the business, including selected low margin government and tour businesses. The daily average rental rate increased to $41.26 in 1996 from $39.58 in 1995, an increase of 4.2%, partly reflective of the reduction in low margin business and an upward movement in the daily rental prices. Royalty fees increased $2.5 million, or 4.3%, to $60.4 million in 1996 from $57.9 million in 1995 due to growth in international markets. Retail car sales revenue increased $7.7 million, or 9.2%, to $91.5 million for 1996 from $83.8 million for 1995 largely due to a 9.4% increase in the number of units sold.

     OPERATING EXPENSES. Operating expenses decreased $166.7 million, or 14.2%, to $1,008.2 million for 1996 from $1,174.9 million for 1995. Vehicle depreciation expense decreased $59.8 million, or 18.5%, to $263.8 million for 1996 from $323.6 million for 1995, as a result of more closely aligning fleet mix with customer demand, a lower depreciation rate on purchased risk vehicles for depreciated values to reflect the fair market wholesale values for vehicles to be sold (due to a strong used car and truck wholesale environment), and a 13.7% reduction in average fleet size resulting from an 11.6% reduction in rental volume. The smaller fleet size reduced vehicle depreciation by approximately $44.2 million while the risk vehicle depreciation change, the change in fleet mix and all other changes provided the remaining $15.6 million decrease from 1995. Direct vehicle and operating expenses decreased $31.8 million, or 20.8%, to $121.3 million in 1996 from $153.1 million in 1995, largely due to the reduction in average fleet size. The change in fleet mix, which reduced the number of higher priced luxury and specialty vehicles, and continued improvement in risk management expenses, reflecting ongoing efforts to minimize the exposure to higher risk renters, together contributed to an $11.7 million reduction in vehicle damage expenses and a $14.2 million reduction in vehicle insurance expenses. Non-vehicle depreciation expense increased $7.1 million, or 36.5% to $26.6 million for 1996 from $19.5 million for 1995, largely due to amortization of a new reservation system installed in the fourth quarter of 1995. Cost of vehicles sold at retail increased $6.5 million, or 9.0% to $78.9 million for 1996 from $72.4 million for 1995 largely due to the higher number of units sold. Advertising, promotion and selling expenses decreased $23.1 million, or 21.7%, to $83.3 million in 1996 from $106.4 million in 1995, primarily due to the improvement in marketing focus to fewer programs with stronger impact resulting in a $7.4 million decrease in advertising spending and $14.9 million in lower selling costs associated with lower revenues. Facilities expenses remained relatively constant for 1996 and 1995. Personnel expenses decreased $32.2 million, or 11.5%, to $248.7 million in 1996 from $280.9 million in 1995, $12.6 million of which was due to a substantial salary reduction resulting from a decrease in the U.S. salaried workforce initiated in late 1995, $9.3 million of which was due to a 1995 charge against earnings for the reduction of U.S. salaried workforce and centralization of accounting functions, and approximately $8.3 million of which was due to a reduction in rental volume and corresponding variable labor costs. General and administrative expenses decreased $34.4 million, or 38.8%, to $54.2 million in 1996 from $88.6 million in 1995, due to the reduction in salaried headcount, a continued emphasis on controlling discretionary expenses and the impact of centralization charges recorded in 1995. Specifically, travel related expenses decreased $5.8 million, outside professional services decreased $3.5 million, bad debt expense decreased $5.6 million, and the year to year impact of centralization charges decreased by $7.5 million. Intangible amortization expense remained relatively constant for 1996 and 1995.

     INTEREST EXPENSE. Interest expense decreased $25.7 million, or 17.2%, to $124.2 million for 1996 from $149.9 million in 1995. A reduction in the average borrowing rate resulted in a $7.6 million decrease while all other changes, largely lower borrowing levels, reflective of the reduction in average fleet size and mix changes, resulted in a reduction of $18.1 million.

     PROVISION FOR INCOME TAXES. The provision for income taxes increased to $3.0 million for 1996 from $1.3 million in 1995 due to higher foreign income taxes, primarily in the United Kingdom.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     GENERAL OPERATING RESULTS. BRACC had a net loss of $132.6 million for 1995 compared to net income of $1.1 million for 1994. Loss before income taxes was $131.3 million for 1995 compared to income before income taxes of $5.1 million for 1994. These losses were due to substantially higher operating costs and greater interest expense which were not fully offset through higher revenue.

     OPERATING REVENUES. Operating revenues increased by $37.7 million, or 3.3%, to $1,193.5 million in 1995 from $1,155.8 million in 1994. Vehicle rental revenues increased $23.7 million, or 2.3% to $1,034.9 million in 1995 from $1,011.2 million in 1994. This increase was due to a 3.0% increase in the daily average rental rate, partially offset by a 1.1% reduction in vehicle rental days. Retail car sales revenue increased $5.8 million, or 7.4%, to $83.8 million for 1995 from $78.0 million for 1994, primarily due to a change to higher priced units in the mix of vehicles sold. Royalty fees increased $4.7 million, or 8.9%, to $57.9 million in 1995 from $53.2 million in 1994, primarily due to growth in international markets. Other revenues increased $3.5 million, or 26.3%, to $16.9 million in 1995 from $13.4 million in 1994 largely due to improvements in credit card processing income. The daily average rental rate increased to $39.58 in 1995 from $38.43 in 1994, an increase of 3.0%.

     OPERATING EXPENSES. Operating expenses increased $129.2 million, or 12.4% to $1,174.9 million in 1995 from $1,045.7 million in 1994. Vehicle depreciation expense increased $66.3 million, or 25.8%, to $323.6 million in 1995 from $257.3 million in 1994, due to higher manufacturer depreciation rates for Program Vehicles, a change in fleet mix to include more specialty vehicles and a 1.8% increase in average fleet size. The higher manufacturer program rates resulted in increased depreciation expense of approximately $59.9 million and the remaining $6.4 million increase was primarily due to larger fleet size. Direct vehicle and operating expenses increased $19.0 million, or 14.1%, to $153.1 million in 1995 from $134.1 million in 1994, primarily due to higher salvage/wreck and theft expense, the change in fleet mix to include more luxury and specialty vehicles and a higher average fleet size. Non-vehicle depreciation expense decreased $1.9 million, or 8.8%, to $19.5 million in 1995 from $21.4 million in 1994. Cost of vehicles sold at retail increased $5.1 million, or 7.6%, to $72.4 million in 1995 from $67.3 million in 1994 reflecting a more costly mix of vehicles. Advertising, promotion and selling expenses increased $6.7 million, or 6.7%, to $106.4 million in 1995 from $99.7 million in 1994, primarily due to $2.2 million of higher selling costs associated with higher revenues, $3.5 million of marketing costs for credential reissuance in conjunction with the new corporate logo and the remainder due to other net marketing expenditures, largely frequent flyer programs. Facilities expenses increased $2.9 million, or 2.6%, to $113.3 million in 1995 from $110.4 million in 1994, due to minor increases in several areas, such as $2.5 million in lease expense for rental and administrative facilities and $.5 million for repairs and maintenance. Personnel expenses increased $11.5 million, or 4.3%, to $280.9 million in 1995 from $269.4 million in 1994, largely due to a $9.3 million one-time charge taken in 1995 in conjunction with the reduction in the U.S. salaried workforce and the centralization of accounting functions. General and administrative expenses increased $19.5 million, or 28.2%, to $88.6 million in 1995 from $69.1 million in 1994, due to a $5.3 million one-time restructuring charge related to a reduction in BRACC's workforce in 1995 and centralization of accounting functions, $3.0 million due to the non-recurrence of a legal settlement in 1994 related to a contract dispute regarding the failed attempt to design and build a multi-user reservation processing system, and increases in other general expenses, including travel related costs of $2.0 million and bad debt of $1.4 million. Intangible amortization expenses remained relatively constant for 1995 and 1994.

     INTEREST EXPENSE. Interest expense increased $44.9 million, or 42.8%, to $149.9 million for 1995 from $105.0 million in 1994. An increase in the average borrowing rate resulted in a $30.8 million increase while the remaining increase of $14.1 million was largely due to higher borrowing levels reflective of the increase in average fleet size and mix changes.

     PROVISION FOR INCOME TAXES. The provision for income taxes decreased to $1.3 million for 1995 from $4.0 million in 1994 primarily due to lower deferred federal and foreign income taxes.

LIQUIDITY AND CAPITAL RESOURCES OF BRACC

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Liquidity and Capital Resources".

                                    BUSINESS

GENERAL

     The Company and its franchisees operate the third largest worldwide general use car and truck rental system, with approximately 3,200 locations and a peak fleet size during 1996 of 266,000 cars and 18,000 trucks. The Budget System includes locations in both the airport and local (downtown and suburban) markets in all major metropolitan areas in the United States, in many other small and mid-size U.S. markets and in more than 110 countries worldwide. Pro forma for the Budget Acquisition, the Budget System included approximately 455 company-owned locations in the United States at December 31, 1996, accounting for approximately 76% of 1996 U.S. system-wide revenues. In addition, Budget franchisees operated approximately 500 royalty-paying franchise locations in the United States at December 31, 1996. Budget is one of only three vehicle rental systems that offer rental vehicles throughout the world under a single brand name, with locations in Europe, Canada, Latin America, the Middle East, Asia/Pacific and Africa. The Budget System currently maintains more local market rental locations throughout the world than its major competitors. The Budget System is also unique among major car rental systems in that it rents trucks in most major markets worldwide. The Budget System's consumer truck rental fleet is the fourth largest in the United States.

     The Company is also one of the largest independent retailers of late model vehicles in the United States, with 23 retail car sales facilities and pro forma revenues of $246.9 million for 1996. The Company operates its retail car sales facilities under the name "Budget Car Sales".

BACKGROUND

  BRACC

     In 1960, BRACC began franchising car and truck rental operations serving the downtown and suburban areas of cities in the United States and Canada. Budget established its first major airport location in 1967, but maintained a marketing strategy of offering good value to price-sensitive personal renters. Historically, BRACC operated the broadest distribution system in the industry, with more full-service local market locations in the United States and worldwide than its major competitors and the largest integrated system offering both cars and trucks in most markets worldwide. During the 1980s, BRACC undertook a strategic shift from being structured as a franchising company to functioning as an operating company.

     For the year ended December 31, 1996, BRACC's 304 company-owned locations in the United States accounted for approximately 61.0% of the Budget System's vehicle rental U.S. revenues, while its 70 company-owned locations outside the United States accounted for approximately 8.5% of the Budget System's international vehicle rental revenues. For the year ended December 31, 1996, BRACC's company-owned locations accounted for approximately 38.5% of total worldwide Budget System revenues. At December 31, 1996, Budget franchisees (including TEAM) maintained 652 locations in the United States and 2,182 locations internationally.

  TEAM

     Prior to the Budget Acquisition, TEAM was the largest U.S. Budget franchisee and was one of the largest independent retailers of late model automobiles in the United States. TEAM became a publicly held corporation in August 1994, with 23 locations in four franchise territories, and embarked on a strategy to significantly expand its Budget franchise base by further consolidating Budget franchise operations and to develop a branded retail car sales operation within its Budget franchise territories. Since its initial public offering, TEAM pursued an aggressive growth strategy in both its vehicle rental and retail car sales operations. TEAM added an additional nine Budget franchise territories in that period. With 152 locations as of December 31, 1996, TEAM accounted for approximately 14.8% of the Budget System's 1996 U.S. revenues. Concurrently with the development of its Budget franchise business, TEAM developed or acquired 11 retail car sales facilities.

     Sanford Miller (Chairman of the Board and Chief Executive Officer), John P. Kennedy (Vice Chairman of the Board) and Jeffrey D. Congdon (Vice Chairman of the Board and Chief Financial Officer) together have over 75 years of experience in the vehicle rental business and had acquired and operated 54 Budget franchises prior to the Budget Acquisition. In addition, Messrs. Miller and Congdon together have over 25 years of experience operating retail car sales facilities.

  BUDGET GROUP

     Budget Group consists of 455 company-owned locations in the United States, including 21 of the 25 largest airport rental markets in the United States. Pro forma for the Budget Acquisition, Budget Group accounted for approximately 76% of the Budget System's 1996 U.S. system-wide revenues. Accordingly, the Budget Acquisition marked a significant furtherance of the initiative undertaken by BRACC approximately 10 years ago to make the transition from being a franchising company to being an operating company, as well as furtherance of TEAM's strategy of consolidating the Budget System. The Company believes that its increased level of company-owned operations will enable it to improve the performance of the Budget System and to compete more effectively in both the corporate and consumer segments of the vehicle rental industry. The Company is managed by officers having significant experience with BRACC and TEAM, who utilize operating strategies and systems that have proven most effective for BRACC and TEAM.

STRATEGY

     Management's long-term strategy is to create an automotive services company which leverages the asset base and expertise of the Company. The Company's assets include a trade name that is recognized around the world; locations for the rental, sale and maintenance of vehicles; a workforce that is proficient in acquiring, financing, monitoring, maintaining and selling cars and trucks; and advanced information systems to support these operations. Increasing the utilization of these assets by acquiring automobile-related businesses would reduce the Company's unit costs and increase profitability. In the near term, management has developed a business strategy designed to increase the revenues and improve the profitability of the Company. Key elements of this strategy are as follows:

     - Enhance the Budget brand

     - Improve the performance of car rental operations

     - Continue to expand retail car sales operations

     - Expand truck rental operations

  ENHANCE THE BUDGET BRAND

     The Budget System is approximately 76% company-owned in the United States, giving the Company a percentage of company-owned locations that management believes is higher than many of its principal competitors. Management believes this high level of corporate ownership is a competitive advantage in the marketplace. It facilitates more consistent delivery of high quality services and improved operations and communications, thereby strengthening the Budget brand name among customers. Improved "front counter" systems will be designed to present a more consistent image to Budget customers, both corporate and individual, with an increased emphasis on quality of service and customer satisfaction. The Company's structure facilitates national advertising and marketing programs designed to increase the public's awareness of the Budget brand. In addition, management believes that there will be continuing opportunities to further consolidate the Budget System by acquiring additional franchise operations, and that such consolidation will further strengthen the Budget brand.

  IMPROVE THE PERFORMANCE OF CAR RENTAL OPERATIONS

     Historically, TEAM enhanced the profitability of its acquired franchise territories by reducing operating costs and increasing rental revenue. Similarly, in 1996, BRACC began initiatives to improve the performance of its company-owned operations. Management believes that the Budget Acquisition has enabled the Company to combine key elements of the TEAM and BRACC strategies to achieve even greater operating efficiencies. The Company expects to undertake significant initiatives to (i) enhance the performance of its U.S. car rental operations, (ii) capitalize on the increased level of company-owned locations, (iii) increase its marketing to corporate accounts,
(iv) place increased emphasis on the leisure and local rental markets (including its entry into the insurance replacement market), and (v) expand and improve Budget's international operations.

     ENHANCE THE PERFORMANCE OF U.S. CAR RENTAL OPERATIONS. TEAM and BRACC have each successfully enhanced the profitability of their operations by implementing cost reduction strategies. These strategies have included centralizing certain corporate functions (such as credit card and warranty processing), extending their fleet management practices in order to improve fleet utilization and per unit cost versus yield, improving the timing and processing of fleet deliveries and dispositions, reducing fleet downtime, and improving fleet make/model composition to better match customer demand. TEAM and BRACC have each also implemented cost management practices to reduce overall personnel costs, lower vehicle maintenance expense and damage repair costs and increase the effectiveness of their servicing procedures. In order to increase revenues of its acquired operations, TEAM and BRACC have utilized various yield management models to optimize pricing and fleet utilization (for example, by tracking demand patterns and allowing local managers to shift fleet inventory between locations). The Company believes that it will be able to utilize various elements of these operating strategies to enhance the performance of the combined TEAM/BRACC operations.

     CAPITALIZE ON THE INCREASED LEVEL OF COMPANY-OWNED LOCATIONS. Management believes that the addition of the 151 locations that TEAM operated in its 13 franchise territories to the 304 locations operated by BRACC in the United States will significantly improve the car rental operations of Budget Group in the United States. Specifically, the increased level of company-owned operations is expected to facilitate more consistent delivery of services, uniform prices and communications to customers and allow the Company to improve its yields and fleet utilization in many of its locations. Management believes that the combination of TEAM and BRACC operations in contiguous markets can significantly improve the marketing programs and operating efficiency of the combined company. For example, the Company expects to achieve increased efficiencies by integrating BRACC's operations at Los Angeles International Airport with TEAM's operations throughout Southern California, BRACC's operations in the New York City area with TEAM's operation in Philadelphia, and BRACC's operation in Boston with TEAM's operation in Hartford. Combining the operations of TEAM and BRACC, the Company operates in 21 of the 25 largest airport rental markets in the United States. The Company expects to manage the combined companies more efficiently by integrating critical management information systems, developing more comprehensive customer data and combining the two companies' regional management organizations.

     INCREASE MARKETING TO CORPORATE ACCOUNTS. Approximately one-half of the Company's pro forma car rental revenue for 1996 was derived from corporate accounts, with this customer base accounting for approximately one-half of the Company's rentals from airport locations. Management believes that it will be able to increase the contribution from corporate accounts, both in absolute dollars and as a percentage of its car rental revenues, by significantly increasing its marketing efforts to corporate accounts. Specifically, management believes that middle market companies (companies that would have accounts in the $500,000 to $1.0 million annual revenue range) provide usage and yield characteristics that are favorable for the Company. Management expects to broaden the Company's marketing effort to this targeted customer base by adding additional marketing personnel and believes that the improved consistency of service and pricing throughout the Budget System, driven in significant part by the higher percentage of company-owned locations, will be particularly important in marketing to this customer base.

     PLACE INCREASED EMPHASIS ON THE LEISURE AND LOCAL MARKETS. The Company intends to place an increased emphasis on the leisure and local markets. Budget's success in the leisure market has been driven by its reputation for offering vacation travelers favorable rates on high quality cars and the strength of its operations at airports in travel destinations. Management believes that corporate ownership of Budget's operations in Florida, Hawaii, Southern California and Phoenix will improve the Company's ability to market Budget's services to tour operators, travel agents, travel wholesalers and cruise lines.

     The local segment of the car rental industry consists of facilities located near downtown or suburban areas and is directed toward individuals renting cars while their automobiles are being repaired, for out of town travel or for special occasions, and toward businesses seeking automobiles or vans for occasional local use. Budget was founded in 1958 in order to serve this segment, and enhanced its position through an affiliation with Sears, Roebuck & Co. ("Sears") in 1970 (which allows Budget to rent cars and trucks under the Sears name ("Sears Car and Truck Rental") at over 900 locations throughout the United States). The Company currently maintains more full-service local market locations worldwide than its major competitors. Maintaining a strong position in the local market significantly improves Budget's fleet utilization, as cars may be shuttled from airports to downtown and suburban locations for weekend use. Management believes that it will be able to improve its performance in the local market segment by adding locations in certain existing local markets, which is expected to allow the Company to generate additional revenues with relatively small increases in administrative overhead. Additionally, such locations typically have less intense rate competition and fewer corporate customers utilizing negotiated rate structures. Through its recent acquisition of Premier, the Company expects to significantly improve its participation in the insurance replacement market. Premier owns and operates 9,000 vehicles from 101 locations in 13 major U.S. markets, and will continue to operate under its own trade name.

     EXPAND AND IMPROVE INTERNATIONAL OPERATIONS. Budget is one of only three systems that offers rental vehicles throughout the world under a single brand name and Budget is recognized as a market leader in several key foreign markets, including Canada, Germany and many Latin American and Caribbean countries. Management believes that the strength of the Budget System in foreign markets has important value in name recognition and serving the needs of local customers and international travelers. For 1996, approximately 44.1% of the Budget System's worldwide revenues were derived from its 2,252 locations in more than 110 countries. Company-owned operations at international locations in the United Kingdom, France, Switzerland, Australia and New Zealand accounted for approximately 8.5% of the Budget System's 1996 international revenues, with the remainder attributable to the operations of approximately 2,182 franchised locations. Management believes that it will be able to improve the Company's international operations by implementing programs through which underperforming franchisees will be able to improve their operating results. Management also believes that certain emerging markets, such as the Pacific Rim and Southeast Asia, provide growth opportunities for the Budget System, and that it will be able to add locations in these markets, either directly or through franchisees.

  CONTINUE TO EXPAND RETAIL CAR SALES OPERATIONS

     The increased cost of new cars and the improved reliability of low-mileage, late model cars have contributed to greater market demand for late model cars in recent years. Notwithstanding this growth, the retail car sales market remains highly fragmented, with most late model cars being sold through the used car operations of local or regional new car dealerships. Management believes that the market for late model cars is currently undergoing significant changes, with the emergence of companies retailing late model cars on a national or regional basis.

     The Company's Principal Executive Officers have more than 25 years of experience in acquiring and selling low-mileage, late model cars. The Company, with 23 retail car sales facilities and pro forma car sales revenues of $246.9 million for 1996, is one of the largest independent retailers of late model cars in the United States. Management believes that it will be able to improve the performance of the acquired BRACC retail sales facilities by incorporating certain systems that TEAM utilized in its retail car sales operations and that it will be able to achieve efficiencies by combining and centralizing certain functions.

     The Company plans to establish a nationally recognized and branded retail car sales operation which will provide low mileage, late model cars to consumers in a new car sales environment under the Budget Car Sales brand. Management expects the Company to establish multiple sales facilities in many of its markets, which will allow the Company to benefit from shared administration and marketing programs with its vehicle rental business.

  EXPAND TRUCK RENTAL OPERATIONS

     With the fourth largest consumer truck rental fleet in the United States, Budget is unique among major car rental systems in that it rents trucks to consumers and commercial users in most major markets worldwide. Budget has long been considered an innovator in the truck rental market, having introduced the first all-diesel-equipped and all-automatic-transmission fleets for consumer use, as well as four-door versions of moving trucks that provide seating for a family or moving crew. TEAM implemented a strategy of expanding its truck rental operations in its franchised territories, and management believes the Company will be able to significantly expand Budget's truck rental business. Management expects the Company to add truck rental locations in various markets, particularly in conjunction with the addition of new local market locations. Management believes that adding truck rental locations will leverage certain fixed costs and increase consumer awareness of the Budget brand, while favorable pricing trends in the truck rental market are expected to provide attractive returns on invested capital.

THE BUDGET SYSTEM

     The Company provides consistent system-wide services, a state-of-the-art reservation system and other opportunities to all vehicle rental locations within the Budget System. For 1996, pro forma for the consummation of the Budget Acquisition, company-owned locations accounted for approximately 76% of the U.S. revenues of the Budget System.

  SYSTEM-WIDE SERVICES

     The Company provides the Budget System with: (i) national promotion, advertising and public relations; (ii) reservations and information systems;
(iii) data processing support; (iv) marketing programs with hotels and airlines;
(v) Sears Car and Truck Rental concessions; (vi) a sales staff for marketing to corporate customers and the travel community; (vii) credit card services for commercial customers; (viii) training in local marketing techniques; (ix) operation, training and support; (x) fleet purchasing programs; and (xi) a company-owned fleet of cars and trucks for one-way rentals. In general, pursuant to its agreements with its franchisees, the Company is required to expend a certain percentage of franchise royalties that it receives on advertising and promotion. In addition, the Company negotiates with automobile manufacturers to develop vehicle acquisition and disposition programs that are available to franchisees as well as to company-owned locations.

     The Company facilitates one-way car rentals between approximately 325 selected company-owned and franchised locations in the United States. This one-way program is also in place for truck rentals at approximately 325 locations. A limited fleet of vehicles owned by the Company is dedicated to supplement the one-way vehicle rental capacity of the participating locations. This program enables the Budget System to operate more fully as an integrated network of locations.

  RESERVATIONS SYSTEM

     The Company operates a state-of-the-art computerized reservation system through WizCom. Budget's main reservation facility is located in the Dallas metropolitan area and has over 400 employees. Auxiliary centers are located in Toronto, Canada, the United Kingdom, Australia and New Zealand. These centers are linked with the major airline and travel industry reservation systems through the worldwide Budget reservation network. The main reservation facility accepts inquiries and reservations for Budget System locations worldwide on a 24-hour basis, 365 days a year. The reservation centers utilize an extensive database maintained on rates and vehicles available for nearly all Budget System locations, a special file of pertinent information on frequent renters and other information that facilitates the Budget System's business.

  SEARS CAR AND TRUCK RENTAL

     In 1970, BRACC established a contractual relationship with Sears which allows Budget operating locations to provide car and truck rental under the Sears name. Sears Car and Truck Rental customers may use their Sears charge card for payment of rental charges. Sears Car and Truck Rental is available at approximately 900 Budget locations in the United States.

MANAGEMENT INTEGRATION

     The Company is managed by a combination of managers from TEAM and BRACC. Sanford Miller, the Chairman and Chief Executive Officer of TEAM prior to the Budget Acquisition, is the Chairman and Chief Executive Officer of the Company. The prior managements of TEAM and BRACC have been integrated to create an effective and experienced management team for the Company which draws upon the knowledge and strengths of the two organizations. The majority of the Company's corporate functions continue to be managed by BRACC personnel. See "Management". BRACC's primary corporate functions will be centralized in its worldwide headquarters in Lisle, Illinois. TEAM previously maintained a decentralized management structure of its day-to-day rental operations. As part of the Budget Acquisition, TEAM's rental operations are being merged into BRACC's and centralized to achieve cost savings.

RENTAL OPERATIONS

     Budget rents a wide variety of automobiles and trucks, most of which consist of the current and immediately preceding model years. Vehicle rentals are generally made on a daily, weekly or monthly basis and generally include unlimited mileage. Rental charges are computed on the basis of the length of the rental or, in some cases, on the length of the rental plus a mileage charge. Rates vary at different locations depending on the type of vehicle rented, the local market and competitive and cost factors. Most rentals are made utilizing rate plans under which the customer is responsible for gasoline used during the rental. Budget also generally offers its customers the convenience of leaving a rented vehicle at a Budget location in a city other than the one in which it was rented, although, consistent with industry practices, a drop-off charge or special intercity rate may be imposed.

     The following table sets forth for the periods indicated the number of owned and franchised locations of Budget in North America and at international locations and certain other data of Budget Group:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1995      1996
                                                              -------   -------
Locations in operation:
  United States:
     BRACC-owned............................................      311       304
     TEAM-owned.............................................      133       152
     Other franchisees......................................      560       500
                                                              -------   -------
          Total U.S.........................................    1,004       956
  International:
     BRACC-owned............................................       79        70
     Franchisees............................................    2,027     2,182
                                                              -------   -------
          Total International...............................    2,106     2,252
                                                              -------   -------
               Budget System................................    3,110     3,208
Average fleet size(a).......................................  233,081   235,874

---------------

(a) Average fleet size is the number of vehicles (both cars and trucks) owned or leased by Budget each day of the period divided by the number of days in the period.

  NORTH AMERICAN OPERATIONS

     At December 31, 1996, BRACC owned and operated 304 Budget locations in the United States, and franchisees (including TEAM) owned and operated 652 Budget locations in the United States and 390 Budget locations in Canada. Of the U.S. facilities, nearly 300 primarily serve airport business and more than 650 serve local market (downtown and suburban) locations. Budget's mix of business consists of approximately 65% in the airport segment and 35% in the local segment. In addition, at December 31, 1996, BRACC rented trucks at 151 of its company-owned locations and TEAM rented trucks at 93 of its locations.

     Budget is in many cases one of five to seven vehicle concessionaires at the airports in which it operates. In general, concession fees for airport locations are based on a percentage of total commissionable revenues (as determined by each airport authority), subject to minimum annual guaranteed amounts. Concessions are typically awarded by airport authorities every three to five years based upon competitive bids. Budget's concession arrangements with the various airport authorities generally impose certain minimum operating requirements, provide for relocation in the event of future construction and provide for abatement of the minimum annual guarantee in the event of extended low passenger volume.

  INTERNATIONAL OPERATIONS

     At December 31, 1996, BRACC owned and operated 70 international Budget locations, consisting of 36 European locations (including the Middle East and Africa) and 34 locations in the Asia/Pacific region, and franchisees owned and operated 2,182 international Budget locations, consisting of 1,140 European locations (including the Middle East and Africa), 263 Latin American locations and 389 locations in the Asia/Pacific region. Budget locations can be found in more than 110 countries outside the United States. Budget is recognized as a market leader in Canada, Germany and many Latin American and Caribbean countries.

  VAN POOLING OPERATIONS

     Van Pool, the Company's commuter van pooling subsidiary, was acquired by TEAM in February 1996 and maintains offices in 21 cities located in 15 states and the District of Columbia. Founded in 1977, Van Pool provides van pooling services to individuals, corporations and municipalities. Pursuant to van pool agreements between the Company and either the volunteer driver, corporation or municipality (the "contracting party"), the contracting party agrees to drive or arrange a van pool which travels a fixed route set by the Company. The Company sets the fees, which are collected by the driver and remitted to the Company. Van Pool employs approximately 40 individuals at its home office in Troy, Michigan and approximately 40 individuals in its local markets, and at December 31, 1996 operated a fleet of approximately 3,250 passenger vans.

RENTAL VEHICLE PURCHASING

     Budget participates in a variety of vehicle purchase programs with major domestic and foreign vehicle manufacturers. On average during model year 1997, 73% of BRACC's vehicle purchases consisted of Ford vehicles, 6% of Toyota vehicles and the remaining 16% of General Motors, Mazda, Hyundai and Chrysler vehicles. These percentages vary among BRACC's operations and will most likely change from year to year. The average price for automobiles purchased by BRACC in 1996 for its rental fleet was approximately $18,300. On average during 1996, 29% of TEAM's automobile purchases consisted of Chrysler vehicles, 37% of Ford vehicles and 21% of Nissan and Toyota vehicles. The average price for automobiles purchased by TEAM in 1996 for its rental fleet was approximately $18,100.

     Budget's principal relationship has historically been with Ford, with an emphasis on products from the Lincoln-Mercury Division of Ford. Concurrently with the Budget Acquisition, the Company entered into a new ten-year Supply Agreement with Ford. Under the new Supply Agreement, the Company agreed (i) to purchase or lease at least 70% of the total number of vehicles leased or purchased by it in each model year from Ford and (ii) to purchase or lease at least 80,000 new Ford vehicles in each model year in the United States. Under the Supply Agreement, Ford and its affiliates are required to offer to the Company and its affiliates and franchisees generally, for each model year, vehicles and fleet programs at prices that are competitive with the vehicles and fleet programs of other automobile manufacturers. See "The Budget Acquisition -- Related Agreements -- Supply Agreement".

FLEET UTILIZATION AND SEASONALITY

     Budget's business is subject to seasonal variations in customer demand, with the summer vacation period representing the peak season for vehicle rentals. The general seasonal variation in demand, along with more localized changes in demand at each of the Company's locations, causes the Company to vary its fleet size over the course of the year. For 1996, BRACC's average monthly fleet size ranged from a low of 64,900 vehicles in January to a high of 88,600 vehicles in August. Fleet utilization, which is based on the average number of days vehicles are rented compared to the total number of days vehicles are available for rental, ranged from 73% in January to 83% in August and averaged 77% for 1996.

     For 1996, TEAM's average monthly fleet size (excluding Van Pool) ranged from a low of 10,694 vehicles in January to a high of 18,870 vehicles in July. Fleet utilization ranged from 79% in June to 85% in August and averaged 81% for 1996.

RENTAL RELATED PRODUCTS

     Although the dominant source of the Company's total revenue is time and mileage charges from the rental of vehicles and franchise payments from its franchisees, the Company also generates revenue from rental related products such as loss damage waivers, personal accident insurance, personal effects protection, additional liability insurance, other travel related insurance coverages and travel related products. The travel related products from which the Company generates revenue include vehicle upgrades, gasoline sales, intercity drop-off charges and miscellaneous items such as baby seats, ski racks, cellular phones and additional driver fees.

MARKETING

     The Company's promotional and marketing activities are designed to promote Budget as a value service provider and to promote brand loyalty. The Company has a sales force of approximately 200 employees worldwide. Budget's national advertising program is implemented through a variety of media, including national and local television, radio, newspapers, magazines, airline ticket jackets, airline in-flight magazines and strategically located billboards, an Internet site, counter and store collateral materials and merchandise. The Company also has cooperative advertising arrangements with airlines, hotels, travel agency consortia and others in the travel industry. Budget participates in a number of airline frequent flyer programs (including United Airlines, Southwest Airlines, Alaska Airlines, Aeromexico and Lufthansa), as well as certain hotel programs, theme park programs and credit card affinity programs. Budget also has a frequent renter program, Awards Plus, which gives renters a strong incentive to bring all of their car rental business to Budget. In addition, the Company has contracts with a number of airlines, hotels and other organizations pursuant to which such organizations agree to recommend Budget's services during their reservation calls and to transfer interested customers to a Budget reservation agent. In addition, in connection with the Budget Acquisition, the Company has undertaken to carry out promotional programs that feature and promote the rental of Ford vehicles. See "The Budget
Acquisition -- Related Agreements -- Advertising Agreement".

CUSTOMER SERVICE

     Budget's commitment to delivering a consistently high level of customer service is a critical element of its success strategy. Each month, over 3,000 Budget customers are randomly surveyed to measure service levels by location. Budget identifies specific areas of achievement and opportunity from these surveys. Areas of improvement are addressed on a system-wide level and standard methods and measures are developed. To drive improvement, the service standards are audited routinely by management and service delivery standards assessors. The major areas of these assessments include: (i) speed of rental/return process including busing where applicable, (ii) vehicle condition and availability, (iii) customer interaction including helpfulness and courtesy and (iv) location image. In addition, Budget utilizes a toll-free "800" number that allows customers to report problems directly to the customer relations department. Monthly reports of the types and number of complaints received are used in conjunction with the customer satisfaction reports by location management as feedback of customer service delivery. Furthermore, Budget participates in the annual J.D. Power and Associates survey process to ensure that competitive levels of performance are achieved.

INFORMATION TECHNOLOGY

     The Company's information technology is designed to provide Budget worldwide with high quality, cost-effective systems and services on a timely basis. In late 1995, BRACC implemented its state-of-the-art reservation system, which consists of a highly integrated mainframe system with an intelligent workstation component for reservation agents, allowing them to access pertinent information in a fast and user-friendly manner. The reservation system has direct interfaces to the airline system and captures key corporate and customer information.

     The Company's rental counter and back-office system, BEST I, supports both company-owned and franchisee operations. The Company's fleet system supports fleet finance, dealership accounting and ordering for all brands of vehicles including direct ordering lines to Ford, Toyota, Nissan and Mazda. The Company's human resources, benefits and payroll interface is supported by a client-server system that automatically feeds to an outsourced payroll system. The Company intends to continue to enhance and consolidate its information technology systems allowing Budget to deliver consistent customer service at all of its locations.

VEHICLE RENTAL FACILITIES

     The Company leases substantially all of its U.S. airport and local market rental facilities and, pro forma for the Budget Acquisition, operated from 455 rental locations at December 31, 1996. The airport facilities are located on airport property owned by airport authorities or located near the airport in locations convenient for bus transport of customers to the airport. Each airport facility includes vehicle storage areas, a vehicle maintenance facility, a car wash, a refueling station and rental and return facilities. Local market rental facilities generally consist of a limited parking facility and a rental and return desk and are generally subject to fixed-term leases with renewal options. Certain of these leases also have purchase options at the end of their terms.

FRANCHISING

     Of Budget's 3,208 worldwide locations at December 31, 1996, 2,833 were owned and operated by franchisees (including TEAM), with franchisees representing 62% of system-wide revenues for 1996. As of June 30, 1997, BRACC maintained over 800 separate franchise agreements with almost 600 franchisees. BRACC has franchise locations in more than 110 countries worldwide. Franchised locations range from large operations in major airport markets with fleet sizes in excess of 4,000 vehicles and franchise territories within an entire country to operations in small markets with fleets of fewer than 50 vehicles.

     The Company considers its relationships with its franchisees to be excellent. It works closely with franchise advisory councils in formulating and implementing sales, advertising and promotion, and operating strategies and meets regularly with these advisors and other franchisees at regional, national and international meetings. The Company has an ongoing growth strategy of adding new franchises worldwide when opportunities arise. Incremental franchises provide the Company with a source of high margin revenue as there are relatively few additional fixed costs associated with fees paid by new franchisees to the Company.

     The Company's relationship with each Budget franchisee is governed by franchise agreements (the "Franchise Agreements"), which grant to the franchisees certain exclusive territories in which to operate the Budget vehicle rental business. The Franchise Agreements provide the Company with significant rights regarding the business and operations of each franchise and impose restrictions on the transfer of the franchise and on the transfer of the franchisee's capital stock without the consent of the Company. Each franchisee is required to operate each of its franchises in accordance with certain standards contained in the Budget operating manual (the "Operating Manual"). The Company has the right to monitor the operations of franchisees and any default by a franchisee under a Franchise Agreement or the Operating Manual may give the Company the right to terminate the underlying franchise.

     In general, the Franchise Agreements grant the franchisees the exclusive right to operate a Budget Rent a Car and/or Budget Rent a Truck business in a particular geographic area for a stated period. Franchise Agreements generally provide for an unlimited number of renewal terms. Upon renewal, the terms and conditions of Franchise Agreements (other than with respect to royalty fees) may be amended from those contained in the existing Franchise Agreements. The standard royalty fee payable to the Company under Franchise Agreements is 7.5% of gross rental revenues in the United States and 5% of gross rental revenues in international markets, but certain of the Company franchisees have franchise agreements with different royalty fee structures.

     Pursuant to each Franchise Agreement, the franchisee must meet certain guidelines relating to the number of rental offices in the franchised territory, the number of vehicles maintained for rental and the amount of advertising and promotion expenditures. In general, each Franchise Agreement provides that the franchisee shall not engage in any other vehicle rental business within the franchise territory during the term of such agreement and for 12 months thereafter. In addition, franchisees agree not to use the word "Budget" or any other Budget trademark other than in their vehicle rental business.

RENTAL VEHICLE DISPOSITION

     BRACC's operating strategy was to maintain its fleet at an average age of four months or less, and TEAM's operating strategy was to maintain its fleet at an average age of six months or less. Approximately 85% of the vehicles purchased by BRACC and approximately 89% of the vehicles purchased by TEAM in model year 1997 were Program Vehicles. These programs currently require that the Company maintain Program Vehicles in its fleet for a minimum number of months and impose numerous return conditions, including those related to mileage and repair condition. More than 97% of the Program Vehicles purchased by Budget Group and scheduled to be returned in 1996 were eligible for return. At the time of return to the manufacturer, the Company receives the price guaranteed at the time of purchase and are thus protected from fluctuations in the prices of previously-owned vehicles in the wholesale market at the time of disposition. The future percentages of Program Vehicles in the Company's fleet will be dependent on the availability and attractiveness of manufacturers' repurchase programs, over which the Company has no control. See "Risk Factors -- Potential Changes in Manufacturers' Repurchase Programs".

     In addition to manufacturers' repurchase programs, the Company disposes of its rental fleet through automobile auctions, sales to wholesalers and internal retail car sales operations. While the disposal of rental vehicles through internal retail car sales operations has been limited to date, management believes that such dispositions may increase as Budget retail car sales operations continue to grow and as management evaluates the mix of the Company's Program Vehicles and vehicles not subject to manufacturers' repurchase programs.

RETAIL CAR SALES OPERATIONS

     The Company sells cars, sport utility vehicles and trucks through its retail car sales facilities and is one of the largest independent retailers of late model vehicles in the United States. Immediately prior to the Budget Acquisition, TEAM operated 11 retail car sales facilities, with 1996 revenues of approximately $134.1 million, and BRACC operated 11 retail car sales facilities, with 1996 revenues of approximately

$91.5 million. Since the Budget Acquisition, the Company has opened three new retail car sales facilities and consolidated four of the facilities previously operated by BRACC into two facilities.

  RETAIL CAR SALES INVENTORY

     In 1996, the vehicles sold at Budget retail car sales facilities consisted primarily of 1996 model year automobiles and passenger vans, with some 1995 model year vehicles and very few 1994 model year vehicles. TEAM and BRACC historically acquired most of their retail car sales inventory at auctions, although they have acquired some cars from their rental fleets. In the future, the Company expects to increase its acquisitions of cars from the disposition of cars used in its rental fleet and to purchase a smaller portion from auctions. The Company coordinates car purchases among its retail car sales locations to enable it to benefit from volume purchases of cars.

  VEHICLE PRICING AND FINANCING

     While many cars display stickers indicating their "blue book" value, customers are permitted to negotiate pricing terms with the sales managers. Various local enterprises provide financing to customers of the Company on a non-exclusive basis. To supplement its sale of vehicles, the Company sells extended service contracts and related consumer products to their customers.

  RETAIL CAR SALES/SERVICE FACILITIES

     Each of the retail car sales facilities originally operated by TEAM consists of a showroom and an outdoor display area, which together accommodate the on-site display of at least 100 cars, and a service area. Although certain of these retail car sales facilities have been converted from facilities that were used in other businesses, the Company prefers to build its own retail car sales facilities and believes that such facilities can be built at an average cost of approximately $1.2 million. The service departments operated at each retail car sales facility are responsible for inspecting a car's condition and for providing necessary reconditioning and maintenance services before sale. These services are provided uniformly for its retail car sales facilities in accordance with an inspection checklist developed by the Company. Service departments also provide after-sale service for the Company's customers. The retail car sales facilities originally operated by BRACC are typically smaller than TEAM's car sales facilities and do not include service departments.

COMPETITION

     The vehicle rental industry is characterized by intense competition, particularly with respect to price and service. In any geographic market, the Company may encounter competition from national, regional and local vehicle rental companies. Budget's main competitors in the rental market are Hertz, Avis, Alamo, National and Enterprise. In consumer truck rentals, Budget faces competition from U-Haul, Ryder and Penske. There have been occasions when the major vehicle rental companies have been adversely affected by industry-wide price cutting, and TEAM and BRACC have on such occasions lowered their prices in response. The Company will not generally be able to unilaterally raise its prices or to maintain its prices in times of industry price cutting.

     The retail car sales business is also characterized by intense competition from a range of regional and local car dealerships and other retailers of previously-owned vehicles. Management believes that the Company competes primarily against new car dealers retailing previously-owned cars. The Company's retail car sales facilities are located among similar facilities and, in some instances, together with the Company's rental operations. The entry of large, well-capitalized retailers of late model previously-owned cars may provide Budget Group with significant additional competition. See "Risk Factors -- Competition".

INSURANCE

     The TEAM car rental locations have insurance coverage of $1 million with a $500,000 self-insured retention with respect to bodily injury and property damage claims arising from the use of its vehicles, with the exception of its California operations, where it has a $1 million self-insured retention, and its New York operations, where it has first dollar insurance coverage for renters age 25 or older. Budget Car Sales has insurance coverage of $1 million with a $25,000 self-insured retention with respect to bodily injury, personal injury and property damage claims arising from its garage operations. There is also general liability coverage of $1 million per occurrence with a $2 million aggregate coverage with no self-insured retention. Van Pool has insurance coverage of $1 million with a $500,000 self-insured retention with respect to bodily injury and property damage claims arising from the use of its vehicles. There is a $100 million umbrella policy for all liability coverages. The above operations have workers' compensation insurance with a $250,000 per person and a $750,000 aggregate self-insured retention.

     BRACC has a $2 million per occurrence self-insured retention in the U.S., with the exception of its Manhattan, New York operations, where it has first dollar insurance coverage for renters age 25 or older with respect to bodily injury and property damage claims. BRACC's international operations have the following self-insured retention: $1 million in the United Kingdom, no retention in France, $1,000 in Australia and in Switzerland and $5,000 in New Zealand, with respect to bodily injury and property damage claims. BRACC has a $2 million self-insured retention on its general liability coverage. There is a $100 million umbrella policy for all liability coverages. BRACC has workers' compensation insurance with a $500,000 per person and a $6.5 million aggregate self-insured retention.

     Premier has a $2 million per occurrence, first dollar insurance policy for bodily injury and property damage claims. There is a policy for $1 million per occurrence and a $2 million aggregate deductible with no retention and a $100 million umbrella policy for all liability coverages.

     Budget Group has $100 million property coverage with a $1.5 million per occurrence and a $2.5 million aggregate deductible along with a $250,000 maintenance deductible for each additional occurrence resulting in losses in excess of $2.5 million aggregate deductible. In addition, the Company has a $25 million directors and officers liability policy.

REGULATORY AND ENVIRONMENTAL MATTERS

     The Company is subject to foreign, federal, state and local laws and regulations, including those relating to taxing and licensing of vehicles, franchising, consumer credit, environmental protection, retail vehicle sales and labor matters.

  MATTERS AFFECTING THE VEHICLE RENTAL INDUSTRY

     Approximately 7.0% and 6.8% of the 1996 car rental revenues of TEAM and BRACC, respectively, were generated from the sale of loss damage waivers. The United States House of Representatives has from time to time contemplated legislation that would regulate the conditions under which loss damage waivers may be sold by car rental companies. For example, in January 1995, a bill was introduced in the United States House of Representatives which seeks to prohibit the imposition of liability on renters for loss of, or damage to, rented vehicles, except in certain circumstances, and, if passed, would prohibit the sale of loss damage waivers. To date, no action has been taken on this bill. In addition, approximately 40 states have considered legislation affecting the sale of loss damage waivers. To date, 18 of those states have enacted legislation requiring disclosure to each customer at the time of rental that a loss damage waiver may not be necessary; certain states have enacted legislation limiting rental car companies' right to offer loss damage waivers for sale and limiting potential customer liability to specified amounts; and other states have capped the rates that may be charged for loss damage waivers to stated amounts per day. Adoption of national or additional state legislation limiting the sale, or capping the rates, of loss damage waivers could further restrict sales of this product, and additional limitations on potential customer liability could increase costs to the Company. Certain states currently make vehicle owners (including vehicle rental companies) vicariously liable for the actions of any person lawfully driving an owned vehicle, regardless of fault. Vehicle rental companies are also subject to various federal, state and local consumer protection laws and regulations including those relating to advertising and disclosure of charges to customers. The National Association of Attorneys General has promulgated suggested guidelines for car rental advertisements.

  ENVIRONMENTAL MATTERS

     The principal environmental regulatory requirements applicable to the Company's operations relate to the ownership or use of tanks for the storage of petroleum products, such as gasoline, diesel fuel and waste oils; the treatment or discharge of waste waters; and the generation, storage, transportation and off-site treatment or disposal of waste materials. Approximately 170 of the Company's locations contain petroleum products stored in underground or aboveground tanks. The Company conducts environmental compliance programs designed to maintain compliance with applicable technical and operational requirements, including periodic integrity testing of underground storage tanks and providing financial assurance for remediation of spills or releases. The Company believes that its operations currently are in compliance, in all material respects, with such regulatory requirements. However, the Company, as well as those competing entities which own or operate underground storage tanks, must achieve compliance with certain Federal underground storage tank requirements by 1998. The Company believes that the remaining costs of complying with these requirements for 1997 and 1998 will be approximately $3 million.

     The historical and current uses of the Company's facilities may have resulted in spills or releases of various hazardous materials or wastes or petroleum products ("Hazardous Substances") which now, or in the future, could require remediation. The Company also may be subject to requirements related to remediation of Hazardous Substances that have been released to the environment at properties they own or operate, or owned or operated in the past, or at properties to which they send, or have sent, Hazardous Substances for treatment or disposal. Such remediation requirements generally are imposed without regard to fault, and liability for any required environmental remediation can be substantial. The Company may be eligible for reimbursement or payment of remediation costs associated with releases from registered underground storage tanks in states that have established funds to assist in the payment of such remediation costs. Subject to certain deductibles, the availability of funds, the compliance status of the tanks and the nature of the release, these tank funds may be available to the Company for use in remediating releases from their tank systems.

     Certain of the TEAM locations have been the subject of environmental remediation as a consequence of leaks or spills and continue to have some level of environmental impairment that may require further remediation. In connection with the acquisition of franchise territories in Philadelphia, Pittsburgh and Cincinnati, the seller, Chrysler Credit Corporation, Inc. ("CCC"), agreed to provide up to $873,750 through 1997 for remediation activities at sites in those areas shown to be impaired by assessments performed under the supervision of TEAM. Although the ultimate cost of these remediation activities is currently unknown, management believes that the amount of funding to be provided by CCC will be sufficient to cover the cost of these remediation activities.

     Approximately 140 BRACC-owned rental facilities contain underground storage tanks. In connection with the Budget Acquisition, Ford has agreed subject to certain limitations to indemnify the Company against losses incurred by the Company arising out of or resulting from breaches by BRACC of BRACC representations and warranties in its Stock Purchase Agreement (including those relating to environmental matters), to the extent such losses are not covered by an insurance policy or a reserve established by BRACC, relating to any action by a third party in connection with environmental matters. Ford's indemnity obligation for environmental and certain other matters is capped at $40 million. However, Ford is not required to indemnify the Company unless such loss exceeds $15,000 and the breach of all representations and warranties (including those relating to environmental matters) has resulted in aggregate losses in excess of $2.0 million, nor is Ford required to pay the first $2.0 million of such aggregate losses (including those relating to environmental matters).

     Although the potential cost of any necessary remediation at the TEAM and BRACC facilities is not precisely known, it is not expected to exceed $5 million over the next three to five years.

     See "Risk Factors -- Costs of Regulatory and Environmental Compliance".

  FRANCHISE MATTERS

     As a franchisor, BRACC is subject to federal, state and foreign laws regulating various aspects of franchise operations and sales. These laws impose registration and disclosure requirements on franchisors in the offer and sale of franchises and, in certain states, also apply substantive standards to the relationship between the franchisor and the franchisee, including those pertaining to default, termination and nonrenewal of franchises.

  OTHER MATTERS

     Regulations enacted by various federal and state authorities affect the Company's business. The financing activities of the Company's retail car sales operations are subject to federal truth in lending, consumer leasing and equal credit opportunity regulations, as well as state and local motor vehicle finance laws, installment finance laws, insurance laws, usury laws, installment sales laws and other consumer protection regulations.

LEGAL MATTERS

     From time to time, the Company is subject to routine litigation incidental to its business. Recently, the Company terminated the franchise arrangement of its franchisee for Germany based on alleged violations of the terms of the underlying franchise agreement. Such termination is being contested by the franchisee. The Company intends to seek to replace such franchisee with a new franchisee and/or company-owned locations. The Company is not currently involved in any legal proceeding which it believes would have a material adverse effect upon its financial condition or results of operations.

EMPLOYEES

     At June 30, 1997, the Company had approximately 12,700 employees, including part-time and "on call" employees who shuttle vehicles between locations. At June 30, 1997, approximately 1,200 employees in various locations throughout the United States were subject to collective bargaining agreements. These collective bargaining agreements expire between 1997 and 1999.

     The Company believes that its employee relations are good.

TRADEMARKS

     The Company owns the trademarks Budget[R] and Budget Rent a Car[R], which have been registered with the United States Patent and Trademark Office. The Company considers its name and logo rights to be an important part of its business.

HEADQUARTERS

     The Company's headquarters facility consists of a 2,500 square foot leased office in Daytona Beach, Florida. Other significant properties include 149,088 square feet of leased office space plus 11,400 square feet of space for a data center in Lisle, Illinois, a suburb of Chicago, a 69,300 square foot reservations center in Carrollton, Texas, which is owned by the Company, a 61,168 square foot leased administrative center in Orlando, Florida, and a 21,600 square foot leased international headquarters facility in Hemel Hempstead, England, a suburb of London. Management believes that these facilities are sufficient for the needs of the Company.

                             THE BUDGET ACQUISITION

GENERAL

     On April 29, 1997, TEAM acquired the capital stock of BRACC pursuant to the terms of the Stock Purchase Agreements. The material terms of the Budget Acquisition are described below.

TERMS OF THE STOCK PURCHASE AGREEMENTS

  CONSIDERATION

     The consideration paid by TEAM pursuant to the Stock Purchase Agreements consisted of (i) approximately $275.0 million cash and (ii) the issuance to Ford of 4,500 shares of the newly created Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock is non-voting, does not carry a dividend and is convertible into 1,000 shares of Class A Common Stock. In addition, TEAM purchased approximately $95.2 million of the currently outstanding indebtedness of BRACC to Ford and Ford canceled an additional $134.1 million of outstanding BRACC indebtedness. TEAM also refinanced approximately $870.7 million of indebtedness outstanding primarily under BRACC's then-existing fleet financing facilities.

  SPECIAL BONUS PROGRAM

     Pursuant to the Stock Purchase Agreements, in connection with the Budget Acquisition, Ford contributed $2.4 million in cash to the Company in connection with the establishment of the Special Bonus Program providing for bonus payments to BRACC employees. As part of the Special Bonus Program, effective April 29, 1997, the Company granted options to purchase an aggregate of 440,000 shares of Class A Common Stock (the "Special Bonus Options") to approximately 4,750 BRACC employees under its 1994 Option Plan. See "Management -- Benefit Plans -- 1994 Option Plan". The Company also made cash payments aggregating $316,250 to former officers of BRACC. The Special Bonus Options, together with the cash payments to former officers, had an aggregate value of $4.8 million.

  INDEMNIFICATION

     Under the terms of the Stock Purchase Agreements, subject to certain limitations described below, Ford has agreed to indemnify the Company against losses arising out of or resulting from (a) any breach by Ford of a representation or warranty contained in the Stock Purchase Agreements, (b) any breach by BRACC of any BRACC representation or warranty (without giving effect (other than with respect to representations on environmental liabilities) to any exception contained therein for matters that would or would not, as the case may be, have a material adverse effect on BRACC), (c) any breach by the common stockholder of BRACC of a representation, warranty or covenant contained in its Stock Purchase Agreement or (d) any failure by Ford to perform any agreement or covenant contained in the Stock Purchase Agreements. Ford will not be required to indemnify the Company for any losses except to the extent that (i) the breach of the particular representations and warranties as to which indemnification is sought has resulted in losses, individually, in excess of $15,000 and (ii) the breach of all such representations and warranties as to which indemnification is sought has resulted in aggregate losses in excess of $2.0 million (subject to limited exceptions with respect to tax and environmental matters). Ford will not, in any event, be required to pay (x) the first $2.0 million of losses incurred by the Company or (y) more than $40.0 million for all losses of the Company under the Stock Purchase Agreements or otherwise. The $40.0 million limitation does not apply with respect to any claim for indemnification in respect of a breach by BRACC of its representations and warranties with respect to employee programs and taxes. Claims for breaches of representations and warranties must be brought prior to the first anniversary of the closing date of the Budget Acquisition (subject to certain limited exceptions, including representations with respect to tax, environmental and employee benefit matters).

     The Company has agreed to indemnify Ford against, and agreed to protect, save and keep harmless Ford from payment of, and assumed liability for the payment of, all losses arising out of or resulting from (i) any breach by the Company of a representation or warranty contained in the Stock Purchase Agreements or (ii) any failure by the Company to perform any agreement or covenant contained in the Stock Purchase Agreements.

  PREFERRED STOCKHOLDERS AGREEMENT

     In connection with the consummation of the Budget Acquisition, Ford and the Company entered into the Preferred Stockholders Agreement (the "Preferred Stockholders Agreement"). Pursuant to the terms of the Preferred Stockholders Agreement, Ford has agreed that, during the period commencing on April 29, 1997 and terminating on the first anniversary of such closing date, Ford and its affiliates will not, directly or indirectly, (i) purchase or otherwise acquire, or propose or offer to purchase or otherwise acquire, any equity securities of the Company if, immediately after such purchase or acquisition, Ford's equity interest in the Company would equal or exceed the equity interest of Ford in TEAM as of the closing date of the Budget Acquisition, or (ii) propose or offer to enter into certain Business Combinations (the "Standstill Agreement"). "Business Combination" means any one of the following transactions: (i) any merger or consolidation of BRACC or any subsidiary of BRACC with Ford or any affiliate of Ford; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition by BRACC in one or a series of transactions to or with Ford or any affiliate of Ford of all or a substantial part of the consolidated assets of BRACC; (iii) the adoption of any plan or proposal for the liquidation or dissolution of BRACC proposed by or on behalf of Ford or any affiliate of Ford; or (iv) any reclassification of securities, recapitalization of BRACC or any merger or consolidation of BRACC with any subsidiary of BRACC or any other transaction to which BRACC is a party which has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of BRACC or any subsidiary of BRACC which is owned by Ford or any affiliate of Ford. The Standstill Agreement will not apply during any period in which Ford's equity interest in the Company is less than ten percent, to any issuance and sale of new equity securities by the Company to Ford or any Ford affiliate, or to certain other permitted acquisition transactions. Additionally, Ford has agreed that it will not, directly or indirectly, sell, transfer or otherwise dispose of any equity securities of the Company beneficially owned by Ford except pursuant to a registered underwritten public offering, pursuant to an applicable exemption from the registration requirements of the Securities Act, to the Company or a subsidiary thereof, or to a Ford affiliate. The Company has agreed that, during the period beginning on the date of the Preferred Stockholders Agreement and ending on the earliest of
(i) nine months following the date thereof, (ii) the date on which Ford's equity interest in the Company is less than 50% of its equity interest as of the closing date of the Budget Acquisition and (iii) if, on the date eight months from the date of the Preferred Stockholders Agreement, there is not pending a request for registration pursuant to Ford's demand registration rights (including a request in connection with which securities registered pursuant to a registration statement in connection with a Ford demand registration request have not all been offered or fully distributed), then, on the eight-month anniversary of the closing date of the Budget Acquisition, the Company will not
(x) issue or sell equity securities of the Company (subject to certain exceptions), (y) acquire control of any person or assets or business for cash consideration in excess of $20 million or (z) make any acquisition in a transaction involving equity securities of the Company (subject to certain exceptions) without the written consent of Ford. The Offering is being conducted pursuant to Ford's exercise of certain registration rights with respect to the equity securities of the Company held by Ford and its affiliates, and the Standstill Agreement and the restrictions on the Company described in the preceding sentence will terminate upon completion of the Offering.

RELATED AGREEMENTS

  SUPPLY AGREEMENT

     Concurrently with the consummation of the Budget Acquisition, BRACC entered into a supply agreement with Ford (the "Supply Agreement"). Under the terms of the Supply Agreement, the

Company agreed to purchase or lease Ford vehicles in such quantity in the United States, Canada and other countries outside the European Union such that the percentage of Ford vehicles purchased or leased in each country will be at least 70% of the total number of vehicles leased or purchased in each model year by BRACC and its affiliates. In the United States, BRACC and its affiliates and franchisees will purchase or lease at least 80,000 Ford vehicles in each model year. Under the terms of the Supply Agreement, Ford and its affiliates agreed to offer to the Company and its affiliates and franchisees generally, for each model year, vehicles and fleet programs that are competitive with the vehicles and fleet programs of other automobile manufacturers. The Supply Agreement specifies that "competitive" shall be determined by comparison with the vehicles and fleet programs offered by other automobile manufacturers as to price, delivery dates, quality, durability, design, reputation, suitability for the Budget business, model availability, guaranteed depreciation, resale value, turn back costs and other repurchase terms. Ford also agreed to make reasonable allocations of Ford vehicles available to BRACC and its affiliates and franchisees, with such allocation in the United States in any model year to constitute at least 80,000 vehicles. The Supply Agreement will be effective from September 1, 1997 through August 31, 2007, and is subject to exceptions and revisions upon the occurrence of force majeure events.

     Under the terms of the Supply Agreement, the Company agreed to pay Ford, on September 1, 1998 and on each anniversary through September 1, 2004, an annual royalty equal to the greater of (i) one percent of net vehicle revenue of BRACC locations prior to the Budget Acquisition for the prior model year, or (ii) a specified minimum amount (equal to $9.9 million for the September 1, 1998 annual royalty payment and subject to adjustment for each annual period thereafter, based upon changes in the consumer price index). The minimum royalty payable with respect to each model year will be reduced by a stated amount for each Ford vehicle purchased by the Company and its affiliates and franchisees in excess of 123,000 Ford vehicles. The aggregate of all royalties paid to Ford over the term of the Supply Agreement is subject to a limit of $100.0 million.

  ADVERTISING AGREEMENT

     Concurrently with the consummation of the Budget Acquisition, the Company entered into a ten-year advertising agreement with Ford (the "Advertising Agreement") under which the Company has undertaken to carry out promotional programs that feature and promote the rental of Ford vehicles. Such promotional programs include a wide variety of advertising and promotional activities to promote Ford products. Under the terms of the Advertising Agreement, Ford will pay to the Company for such advertising and promotional activities a stated base amount for each model year with an annual consumer price index adjustment. The base amount is fixed for the first five model years (beginning with model year
1998) and Ford and the Company agree to negotiate in good faith to determine the base amount for the last five years of the Advertising Agreement. Ford will not be required to pay the amount specified under the Advertising Agreement for any model year if the percentage of Ford vehicles acquired during the model year falls below 55%, subject to certain exceptions set forth in the Advertising Agreement, and will be required to pay more than the base amount if the percentage of Ford vehicles acquired during the model year exceeds 55%. Payments by Ford under the Advertising Agreement are also subject to reduction if the total of Ford vehicles acquired in any model year falls below the total of Ford vehicles acquired in model year 1997.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the Company's executive officers and directors:

NAME                                              AGE             POSITIONS WITH THE COMPANY
----                                              ---             --------------------------
Sanford Miller..................................  44    Chairman of the Board of Directors, Chief
                                                          Executive Officer and Director
John P. Kennedy.................................  52    Vice Chairman of the Board of Directors and
                                                          Director
Jeffrey D. Congdon..............................  54    Vice Chairman of the Board of Directors, Chief
                                                          Financial Officer and Director
Robert L. Aprati................................  53    Executive Vice President, General Counsel and
                                                          Secretary
Scott R. White..................................  33    Executive Vice President, Corporate
                                                          Development
Ronald D. Agronin...............................  59    Director
James F. Calvano................................  60    Director
Martin P. Gregor................................  34    Director
Alan D. Liker...................................  59    Director
Jeffrey R. Mirkin...............................  44    Director
Dr. Stephen L. Weber............................  55    Director

     Directors are elected annually to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors.

     Sanford Miller has been the Chairman of the Board of Directors and Chief Executive Officer of the Company since April 1994. From August 1991 to August 1994, he was Vice President of Tranex Rental of New York, Inc. ("Tranex"), which operated the Albany and Rochester Budget franchises, and from December 1991 to August 1994, was Vice President of Capital City Leasing, Inc. ("Capital City"), which operated the Richmond, Virginia Budget franchise. From 1989 to 1991, Mr. Miller served as Director of Marketing, Special Accounts for BRACC. From 1981 to 1989, Mr. Miller was an executive officer and principal stockholder of corporations that owned and operated 30 Budget franchises that were sold to BRACC in 1989. From 1979 to 1981, he was a North East Regional Field Operations Manager for BRACC. Mr. Miller served as President of the American Car Rental Association, a nation-wide industry trade association, in 1993 and as Chairman of the Licensee Local Market Advisory Board of the Budget System in 1989 and 1990. Mr. Miller is also a director of MoneyGram Payment Systems, Inc. ("MoneyGram") and Colonial Bank of Volusia County. Mr. Miller is the first cousin of Mr. Agronin.

     John P. Kennedy has been Vice Chairman of the Board of Directors since April 1997 and was President, Chief Operating Officer and a director of the Company from April 1994 to April 1997. From November 1991 to August 1994, he was President of Metro West, Inc., whose wholly owned subsidiary previously owned the Company's San Diego airport operations. From September 1989 to October 1991, he was an independent consultant to the vehicle rental industry. From July 1985 to August 1989, he served as President of NYRAC, Inc. d/b/a Budget Rent a Car of Kennedy and La Guardia Airports. From 1968 to 1984, he served in various capacities with Avis, including as Vice President of Operations.

     Jeffrey D. Congdon has been the Chief Financial Officer and a director of the Company since April 1994 and was elected Vice Chairman of the Board of Directors in April 1997. Since December 1990, he has been Secretary and Treasurer of Tranex Credit Corporation, which provides financing for purchases of previously owned vehicles. From 1980 to 1989, he was an executive officer and principal stockholder of corporations that owned and operated 30 Budget franchises that were sold to BRACC in 1989. From 1982 to 1996, Mr. Congdon owned and operated retail new and/or used car sales operations in Indianapolis, Indiana.

     Robert L. Aprati has been Executive Vice President, General Counsel and Secretary of the Company since August 1997, was Senior Vice President, General Counsel and Secretary of BRACC from January 1988 to July 1997 and was Vice President, General Counsel and Secretary of BRACC from September 1978 to January 1988. Mr. Aprati has been a long-standing director, and currently is President, of the American Car Rental Association.

     Scott R. White has been Executive Vice President, Corporate Development of the Company since February 1997. From August 1992 to February 1997, he worked in the Investment Banking Department of Credit Suisse First Boston Corporation, most recently as a Vice President. Mr. White received his J.D. degree from the University of Texas School of Law in May 1992 and is a member of the State Bar of Texas. In addition, he was a Financial Analyst at The First Boston Corporation from July 1986 to July 1989.

     Ronald D. Agronin was elected as a director of the Company in April 1994. Since 1993, Mr. Agronin has served as Vice Chairman of Black Clawson Company ("Black Clawson"), a manufacturer of paper making machinery, and as President and Chief Executive Officer of United Container Machinery, Inc. ("United Container Machinery"), a corrugating machinery manufacturer. He served as Executive Vice President and Chief Operating Officer of Black Clawson from 1987 to 1993. He currently serves as a director of Black Clawson and United Container Machinery. Mr. Agronin is the first cousin of Mr. Miller.

     James F. Calvano was elected as a director of the Company in August 1994. Since October 1996, Mr. Calvano has been the Chairman and Chief Executive Officer of MoneyGram, a provider of electronic money transfer services, and from February 1996 to October 1996, he was President and Chief Executive Officer of MoneyGram. From February 1995 to February 1996, he was Executive Vice President of Marketing for Travelers Group, a subsidiary of Travelers, Inc. From November 1993 to February 1995, he was Chief Administrative Officer of Travelers Insurance Companies. From June 1991 to May 1993, Mr. Calvano was President and Chief Operating Officer of New Valley Corp. Two months before he assumed this position, New Valley Corp. suspended payments on its publicly held debt. An involuntary bankruptcy petition under Title 11 of the U.S. Code was filed against New Valley Corp. in November 1991 and a voluntary bankruptcy petition under Title 11 was filed by New Valley Corp. in March 1993. From January 1989 to December 1990, Mr. Calvano was President and Chief Executive Officer of Carlson Travel Group and Executive Vice President of Carlson Companies Inc. From November 1986 to December 1988, he served as President of Commercial Credit Corp. and Executive Vice President of Primerica Corp. Mr. Calvano served American Express Travel Related Services Co., Inc. as its Vice Chairman, President of Payment Systems Division, USA and President of Consumer Financial Services Division, USA between October 1981 and November 1986. From 1972 to 1981, Mr. Calvano was employed by Avis and served in various capacities, including President and Chief Executive Officer, Executive Vice President and Chief Operating Officer and Group Vice President, Western Hemisphere.

     Martin P. Gregor was elected as a director of the Company in December 1996. Mr. Gregor serves as a financial advisor to many public and private corporations. Mr. Gregor is a Managing Director of McDonald & Company Securities, Inc., a position he has held since June 1997, and has served as Resident Manager of the Indianapolis North office of that firm since December 1989.

     Alan D. Liker was elected as a director of the Company in October 1995. He has served as a business advisor to a number of individuals and companies during the past five years, including as Vice President of SoCal, a licensee of BRACC and, through its wholly owned subsidiary, an operator of Budget locations in Southern California since February 1992. Mr. Liker is also a director of Herbalife International. Mr. Liker was a director of Shaklee Corporation and its Japanese affiliate, Shaklee KK, until their sale in 1989. From 1976 to 1980, he was a principal of Xerox Development Corporation, a strategic planning unit of Xerox Corporation. Mr. Liker was previously a law professor at Harvard University, University of California (Los Angeles) and University of Southern California law schools. Previously he was a director of First Charter Bank and Shop Television Network. See "Certain Transactions".

     Jeffrey R. Mirkin was elected as a director of the Company in October 1995. Since 1985, Mr. Mirkin has been the Chief Executive Officer of SoCal, a licensee of BRACC, and, through its wholly owned subsidiary, an operator of Budget locations in Southern California. See "Certain Transactions".

     Dr. Stephen L. Weber was elected as a director of the Company in April 1994. Since June 1996, Dr. Weber has been the President of San Diego State University. From August 1995 to June 1996, he was the Interim Provost at the State University of New York System Office. From 1988 to June 1996, he was President of State University of New York at Oswego.

     The Company's Board of Directors has a Compensation Committee and an Audit/Finance Committee. The Compensation Committee, composed of Mr. Agronin and Dr. Weber, establishes salaries, incentives and other forms of compensation for directors, officers and other employees of the Company, administers various incentive compensation and benefit plans and recommends policies relating to such plans. The Audit/Finance Committee, composed of Messrs. Agronin and Calvano, reviews the Company's accounting practices, internal accounting controls and financial results and oversees the engagement of the Company's independent auditors. Nonemployee directors receive an annual retainer of $18,000 and participate in the 1994 Directors' Stock Option Plan (as hereinafter defined). The Company also pays the reasonable out-of-pocket expenses of each director in connection with his attendance at each Board or committee meeting.

     In connection with the Company's acquisition of the Los Angeles, California Budget franchise (the "Los Angeles Acquisition"), the Company and the Principal Executive Officers agreed that for so long as SoCal and its general partners own 500,000 or more shares of the Class A Common Stock received in the Los Angeles Acquisition, the Company and the Principal Executive Officers will nominate and use their best efforts to elect to the Company's Board of Directors two persons designated by SoCal and further, for so long as SoCal and its general partners own less than 500,000 but more than 250,000 shares of Class A Common Stock, the Company and the Principal Executive Officers agreed to nominate to the Company's Board of Directors one person designated by SoCal. Following the Los Angeles Acquisition, Messrs. Mirkin and Liker were designated by SoCal and thereafter elected to the Board of Directors of the Company. Following the Offering, SoCal will own 470,000 shares of Class A Common Stock.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION TABLE

     The following table sets forth a summary of the compensation paid by the Company during the last three fiscal years to the Chief Executive Officer and the other executive officers of the Company whose salary and bonus exceeded $100,000 for 1996 (the "Named Executive Officers").

                                                                                    LONG TERM
                                               ANNUAL COMPENSATION                COMPENSATION
                                        ---------------------------------     ---------------------
                                                            OTHER ANNUAL      SECURITIES UNDERLYING
     NAME AND PRINCIPAL POSITION        YEAR    SALARY      COMPENSATION             OPTIONS
     ---------------------------        ----   --------     -------------     ---------------------
Sanford Miller........................  1996   $208,250        $    --               60,000
  Chairman of the Board and Chief       1995   $183,667        $    --               30,000
     Executive Officer                  1994   $ 91,108(1)     $14,067(2)                --
John P. Kennedy.......................  1996   $197,500        $    --               52,000
  Vice Chairman of the Board            1995   $173,333        $    --               25,000
     of Directors                       1994   $ 94,558        $    --                   --
Jeffrey D. Congdon....................  1996   $197,292        $    --               52,000
  Vice Chairman of the Board            1995   $173,333        $    --               25,000
     of Directors and Chief Financial   1994   $ 26,250(3)     $    --                   --
     Officer

---------------

(1) Does not include $6,924 of cash dividends paid by Tranex and Capital City to Mr. Miller in 1994.
(2) Other annual compensation consists of $12,476 of payments made by the Company with respect to vehicles used by Mr. Miller in 1994 and $1,591 of gasoline expenses in connection with the use of these vehicles in 1994.
(3) Represents salary for the period from August 24, 1994 through December 31, 1994.

OPTION GRANTS DURING 1996 AND YEAR END OPTION VALUES

     The following table describes the stock options granted to the Named Executive Officers of the Company during 1996.

                                                                                    POTENTIAL REALIZABLE
                                                                                      VALUE AT ASSUMED
                                                                                      ANNUAL RATES OF
                                                                                  STOCK PRICE APPRECIATION
                                          INDIVIDUAL GRANTS                           FOR OPTION TERM
                       --------------------------------------------------------   ------------------------
                       NUMBER OF    PERCENT OF TOTAL
                       SECURITIES       OPTIONS
                       UNDERLYING      GRANTED TO      EXERCISE OR
                        OPTIONS       EMPLOYEES IN     BASE PRICE    EXPIRATION
        NAME           GRANTED(A)     FISCAL YEAR       PER SHARE       DATE         5%            10%
        ----           ----------   ----------------   -----------   ----------   ---------    -----------
Mr. Miller...........    60,000           13.3%          $11.25       04/15/06     $424,504     $1,075,776
Mr. Kennedy..........    52,000           10.4            11.25       04/15/06      367,906        932,314
Mr. Congdon..........    52,000           10.4            11.25       04/15/06      367,906        932,314

---------------

(a) Represents options to purchase shares of Class B Common Stock.

     The following table describes the value of unexercised options that were held by the Named Executive Officers of the Company as of December 31, 1996.

                                                NUMBER OF
                                               SECURITIES                     VALUE OF UNEXERCISED
                                         UNDERLYING UNEXERCISED               IN-THE-MONEY OPTIONS
                                      OPTIONS AT DECEMBER 31, 1996           AT DECEMBER 31, 1996(A)
                                    ---------------------------------   ---------------------------------
NAME                                EXERCISABLE(B)   UNEXERCISABLE(C)   EXERCISABLE(B)   UNEXERCISABLE(C)
----                                --------------   ----------------   --------------   ----------------
Mr. Miller........................      30,000            60,000           $198,750          $292,500
Mr. Kennedy.......................      25,000            52,000            165,625           253,500
Mr. Congdon.......................      25,000            52,000            165,625           253,500

---------------

(a) Based upon the closing price of Class A Common Stock on December 31, 1996 of $16.125.
(b) Represents options to purchase shares of Class A Common Stock. These options were exercised in full in September 1997.
(c) Represents options to purchase shares of Class B Common Stock.

     No options were exercised by the Named Executive Officers in 1996.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is composed of Mr. Agronin and Dr. Weber, neither of whom has ever been an officer or employee of the Company or any of its subsidiaries or entered into a related party transaction with the Company.

BENEFIT PLANS

  1994 OPTION PLAN

     The 1994 Option Plan provides for the grant to selected key employees of the Company and its subsidiaries of either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code") or nonqualified options (intended not to qualify as incentive stock options) to purchase Common Stock. The 1994 Option Plan is administered by the Compensation Committee of the Board of Directors. The price per share of a stock option must be at least the fair market value per share as of the date of grant. In the case of an employee who owns more than 10% of the voting power of the Company, the price per share under an incentive stock option must be at least 110% of the fair market value per share as of the date of grant. No option may be exercised within six months from the date of grant, except that an option will be immediately exercisable upon the occurrence of certain events, including a "change in control" of the Company as defined in the 1994 Option Plan. Except in the event of the death or disability of a holder of nonqualified stock options, no option may be exercised more than 10 years after its date of grant (and, in the case of an employee who owns more than 10% of the voting power of the Company, an incentive stock option held by such employee may not be exercised more than five years after its date of grant). Unless sooner terminated, the 1994 Option Plan terminates on April 24, 2004. As of the date of this Prospectus, 1,802,150 options are outstanding under the 1994 Option Plan (including 164,000 options to purchase shares of Class B Common Stock). No additional options may be granted under the 1994 Option Plan without receipt of stockholder approval of an amendment to increase the number of shares that may be issued thereunder. In connection with the Special Bonus Program established as part of the Budget Acquisition, the Company granted, effective April 29, 1997, Special Bonus Options to purchase an aggregate of 440,000 shares of Class A Common Stock to approximately 4,750 BRACC employees under its 1994 Option Plan. Following the Budget Acquisition, the Company also granted options to purchase an aggregate of 675,000 shares of Class A Common Stock (the "Company Options") to approximately 1,550 employees of the Company that were not previously employed by BRACC. The Company Options include 90,000 options granted to Mr. Miller and 75,000 options granted to each of Messrs. Congdon and Kennedy. Of the Company Options granted to Messrs. Miller, Kennedy and Congdon, an aggregate of 214,850 options were granted subject to approval by the stockholders of an amendment to the plan to increase the number of shares that may be issued thereunder. The Special Bonus Options and the Company Options are exercisable on the second anniversary of the date of grant and are exercisable for a period of eight years thereafter. See "The Budget Acquisition -- Terms of the Stock Purchase Agreements -- Special Bonus Program".

  1994 DIRECTORS' STOCK OPTION PLAN

     The Company's 1994 Directors' Stock Option Plan (the "1994 Directors' Plan") provides for the grant to directors of the Company who are not employees of the Company of options to purchase Class A Common Stock. The 1994 Directors' Plan is administered by the Board of Directors. The maximum number of shares of the Class A Common Stock subject to options granted pursuant to the 1994 Directors' Plan is 150,000. The exercise price per share under an option is the fair market value per share as of the date of grant. The options are exercisable in full beginning six months after the date of grant, except that an option will be immediately exercisable upon the occurrence of certain events, including a "change in control" of the Company as defined in the 1994 Directors' Plan. Except in the event of a holder's death or disability, no option may be exercised more than 10 years after its date of grant. Unless sooner terminated, the 1994 Directors' Plan will terminate on April 24, 2004. As of the date of this Prospectus, 130,000 options are outstanding under the 1994 Directors' Plan.

                              CERTAIN TRANSACTIONS

     Concurrently with the completion of the Company's initial public offering in August 1994, the Principal Executive Officers and certain current and former employees of the Company (the "Exchange Stockholders"), who were the stockholders of certain of the corporations that owned the Albany and Rochester, New York, Richmond, Virginia and San Diego, California Budget franchises, exchanged all of their shares of these corporate entities for an aggregate of 563,400 shares of the Class A Common Stock and 1,936,450 shares of the Class B Common Stock (the "Share Exchange"). The Principal Executive Officers thereby acquired 100% of the shares of the Class B Common Stock that have been issued by the Company. Upon consummation of the Share Exchange and the redemption of the preferred stock of the Company's subsidiary that operates the San Diego airport franchise, all the Albany, Rochester, Richmond and San Diego operating companies became wholly owned subsidiaries of the Company. See "Shares Eligible for Future Sale".

     Pursuant to an agreement dated as of November 1, 1994, Team Rental of Ft. Wayne, Inc., a wholly owned subsidiary of the Company, purchased all the shares of capital stock of Ft. Wayne Rental Group, Inc. ("Ft. Wayne"). Ft. Wayne, which was owned by Mr. Miller and others, including a former employee of the Company, acquired the assets comprising the Ft. Wayne business in June 1993 for approximately $26,000, plus the assumption of approximately $66,000 of liabilities. The total purchase price for the stock of Ft. Wayne was 18,500 shares of the Class A Common Stock, valued at approximately $200,000. Mr. Miller received 7,400 shares of Class A Common Stock in exchange for his shares of Ft. Wayne stock. Prior to the acquisition of Ft. Wayne, Tranex, which became a subsidiary of the Company in the Share Exchange, leased vehicles to Ft. Wayne. The aggregate payments under this lease amounted to approximately $366,000 in 1994.

     The Company's Richmond, Virginia airport facility is leased from a partnership formed by Mr. Miller and an employee of the Company (the "Richmond Partnership"). This lease terminates in 1998, subject to renewal. Rental payments under the lease agreement amounted to approximately $95,000, $97,000 and $100,000 in 1994, 1995 and 1996, respectively. The monthly base rent under this lease (approximately $7,900, $8,100 and $8,300 in 1994, 1995 and 1996,
respectively) escalates by approximately 3% per annum. The Company has entered into another lease for a non-airport facility located in Chesterfield County, Virginia that is owned by the Richmond Partnership. This lease commenced in June 1994 and terminates in May 1999, subject to renewal. Rental payments under the lease agreement amounted to approximately $24,000, $33,000 and $43,000 in 1994, 1995 and 1996, respectively. The monthly base rent under this lease was approximately $3,400, $3,500 and $3,600 in 1994, 1995 and 1996, respectively, and escalates by approximately 3% per annum. The Company's Rochester, New York airport facility is leased from a partnership formed by Mr. Miller and a former employee of the Company.

This lease terminates in 2003, subject to renewal. The monthly base rent under this lease (approximately $6,700, $6,800 and $7,000 in 1994, 1995 and 1996,
respectively) escalated by 5% per annum until August 30, 1996, and thereafter annual increases will be the higher of 5% or the amount of the increase in the consumer price index. Rental payments under the lease amounted to $75,000, $81,000 and $84,000 in 1994, 1995 and 1996, respectively. All of these leases are on a triple net basis (i.e., the Company is responsible for the payment of taxes, insurance and utilities and for the general maintenance of these facilities in addition to its obligations to pay base rent). All of these leases provide for an initial term of ten years and two five-year renewal terms. The Company believes that these leases are on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

     The Company's Philadelphia, Pennsylvania retail vehicle sales facility, regional administrative headquarters and vehicle maintenance facility are leased from MCK Real Estate Corporation ("MCK"), which is owned by the Principal Executive Officers. This lease terminates in September 2002, subject to renewal. Rental payments under the lease were approximately $168,000 and $316,000 for 1995 and 1996, respectively. The monthly base rent (approximately $26,000 per month in 1995) escalates by 3% per annum. The Company's Richmond, Virginia retail car sales facility is leased from MCK. This lease terminates in October 2000, subject to renewal. Rental payments under the lease were approximately $10,000 and $121,000 for 1995 (one month) and 1996, respectively. The monthly base rent under this lease (approximately $10,000 per month in 1996) escalates by 3% per annum. The Company's Dayton, Ohio retail car sales facility, which opened in April 1996, is leased from MCK. This lease terminates in March 2001, subject to renewal. The monthly base rent under this lease (approximately $10,000 per month in 1996) escalates by 3% per annum. All of these leases are on a triple net basis. The Company believes that these leases are on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

     Prior to the Company's initial public offering in August 1994, the Company's subsidiaries funded their operations in part through loans from the Company's executive officers. From December 1989 to June 1994, the Company was provided loans by the Principal Executive Officers, all of which, together with accrued interest, were repaid upon the completion of the Company's initial public offering. At that time, the Company repaid loans previously made by Mr. Miller in the aggregate principal amount of $1,052,257 with a weighted average interest rate of 12.7%, loans previously made by Mr. Congdon in the aggregate principal amount of $1,156,257 with a weighted average interest rate of 12.4%, and loans previously made by Mr. Kennedy in the aggregate principal amount of $690,000 with a weighted average interest rate of 13.3%.

     In addition, in order to finance the organizational expenses incurred by the Company prior to its initial public offering, Messrs. Miller, Congdon and Kennedy advanced the following amounts: Mr. Miller -- $41,289 at prime plus 1.5% and $3,300, non-interest bearing; Mr. Congdon -- $14,266 at prime plus 1.5% and $1,800, non-interest bearing; and Mr. Kennedy -- $14,266 at prime plus 1.5% and $1,800, non-interest bearing. All of these advances, together with accrued interest, were repaid upon completion of the initial public offering.

     In connection with the Los Angeles Acquisition, the Company entered into a franchise agreement with SoCal, under which the Company agreed to pay to the seller, SoCal, a royalty equal to 5% of the monthly gross revenues derived from those operations, subject to a minimum amount. In addition, the Company issued a note to SoCal in the principal amount of approximately $4,750,000 (the "SoCal Note"), assumed the obligations of SoCal under a note in the principal amount of approximately $4,700,000 which was secured by the personal guaranty of Jeffrey
R. Mirkin (the "SoCal Bank Note") and assumed certain other indebtedness that was personally guaranteed by Mr. Mirkin. Mr. Mirkin is the Chief Executive Officer and a general partner of SoCal and, upon consummation of the Los Angeles Acquisition, became a director of the Company. The Company operates as a sub-franchisee of SoCal in the San Diego territory and pays royalty fees to SoCal based on rental revenues for vehicles other than trucks. In 1994, 1995 and 1996, the Company paid SoCal approximately $1,000,000, $1,200,000 and $3,700,000 in royalty fees, respectively. Except as described above, prior to the Los Angeles Acquisition, there was no material relationship between the Company and SoCal. The SoCal Note, together with accrued interest of $103,906, and the SoCal Bank Note were repaid in April 1996. There was approximately $700,000 of other indebtedness payable by the Company to SoCal at December 31, 1996.

     In connection with the acquisition of ValCar in August 1996, the Company paid $400,000 in cash to acquire all the capital stock of ValCar and assumed an unsecured note payable to Jeffrey D. Congdon in the amount of $1.5 million. The note is due on demand and bears interest at the prime rate plus 2%. Pursuant to this note, the Company made payments to Mr. Congdon in the amount of $64,449 in 1996.

     Sanford Miller is a member of the board of directors of Colonial Bank of Volusia County in Ormond Beach, Florida. The Company maintains a checking account at that bank with an average balance of $100,000.

     In the Underwriting Agreement for the Offering, SoCal and Alan Liker (a director of the Company and a Selling Stockholder) have agreed to indemnify the several Underwriters against certain liabilities. The Company has agreed to indemnify SoCal and Mr. Liker for any liabilities to which they become subject under the Underwriting Agreement.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The table below sets forth, as of September 30, 1997, certain information with respect to the beneficial ownership of Common Stock by (i) each person who is known by the Company to be the beneficial owner of more than 5% of either class of Common Stock of the Company, (ii) the Selling Stockholders (other than Mr. Liker) and (iii) each of the directors and Named Executive Officers of the Company and all directors and executive officers as a group. As of that date, the Company had outstanding 18,108,083 shares of Class A Common Stock and 1,936,600 shares of Class B Common Stock. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis at the option of the holder. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. This table also gives effect to shares that may be acquired pursuant to options, convertible notes and convertible preferred stock, as described in the footnotes below.

                                         CLASS A COMMON STOCK                            CLASS B COMMON STOCK
                           -------------------------------------------------   -----------------------------------------
                                                         PERCENT OF
                                                       CLASS A SHARES
                                NUMBER OF            BENEFICIALLY OWNED             NUMBER OF            PERCENT OF
                                 CLASS A         ---------------------------         CLASS B               CLASS B
DIRECTORS AND EXECUTIVE    SHARES BENEFICIALLY     PRIOR TO        AFTER       SHARES BENEFICIALLY   SHARES BENEFICIALLY
OFFICERS                        OWNED(A)         THE OFFERING   THE OFFERING          OWNED                 OWNED
-----------------------    -------------------   ------------   ------------   -------------------   -------------------
Sanford Miller...........         982,500(b)          5.2%           4.2%             965,800(c)             46.0%
Jeffrey D. Congdon.......         587,350(d)          3.2            2.5              567,400(e)             27.0
John P. Kennedy..........         575,500(f)          3.1            2.5              567,400(e)             27.0
Ronald D. Agronin........          14,900(g)            *              *                   --                  --
James F. Calvano.........          17,500(g)            *              *                   --                  --
Martin P. Gregor.........          15,905(h)            *              *                   --                  --
Alan D. Liker............          58,503(i)            *              *                   --                  --
Jeffrey R. Mirkin........         662,500(j)          3.7            2.1                   --                  --
Dr. Stephen L. Weber.....          15,600(g)            *              *                   --                  --
All directors and
  executive officers as a
  group (11 persons).....       2,933,758(k)         14.5           11.8            2,100,600(l)            100.0
OTHER SELLING
STOCKHOLDERS
-------------------------
Ford FSG, Inc............       4,500,000(m)         19.9              *                   --                  --
Atlantic Equity
  Corporation............         187,500(n)          1.0              *                   --                  --
Budget Rent-A-Car of
  Southern California....         650,000(o)          3.6            2.1                   --                  --
OTHER FIVE PERCENT
STOCKHOLDERS
-------------------------
Metropolitan Life
  Insurance Company......       2,027,053(p)         10.4            8.5                   --                  --
The Equitable Companies
  Incorporated...........       1,915,400(q)         10.6            8.5                   --                  --
John Hancock Mutual Life
  Insurance Company......       1,424,467(r)          7.3            5.9                   --                  --
New York Life Insurance
  Company................       1,354,165(s)          7.0            5.6                   --                  --
Putnam Investments,
  Inc....................       1,599,003(t)          8.8            7.1                   --                  --


                            PERCENT OF TOTAL
                            VOTING POWER OF
DIRECTORS AND EXECUTIVE       COMMON STOCK
OFFICERS                   AFTER THE OFFERING
-----------------------    ------------------
Sanford Miller...........         22.7%
Jeffrey D. Congdon.......         13.4
John P. Kennedy..........         13.4
Ronald D. Agronin........            *
James F. Calvano.........            *
Martin P. Gregor.........            *
Alan D. Liker............            *
Jeffrey R. Mirkin........          1.1
Dr. Stephen L. Weber.....            *
All directors and
  executive officers as a
  group (11 persons).....         50.9
OTHER SELLING
STOCKHOLDERS
-------------------------
Ford FSG, Inc............            *
Atlantic Equity
  Corporation............            *
Budget Rent-A-Car of
  Southern California....          1.1
OTHER FIVE PERCENT
STOCKHOLDERS
-------------------------
Metropolitan Life
  Insurance Company......          4.7
The Equitable Companies
  Incorporated...........          4.6
John Hancock Mutual Life
  Insurance Company......          3.3
New York Life Insurance
  Company................          3.1
Putnam Investments,
  Inc....................          3.8

---------------

*    Less than 1%.
(a) In determining the number and percent of shares beneficially owned by each person, shares that may be acquired by such person pursuant to options, convertible notes or convertible preferred stock exercisable or convertible within 60 days of the date hereof are deemed outstanding for purposes of determining the total number of outstanding shares for such person and are not deemed outstanding for such purpose for all other stockholders. To the best of the Company's knowledge, except as otherwise indicated, beneficial ownership includes sole voting and dispositive power with respect to all shares.
(b) Includes (i) 905,800 shares of Class A Common Stock issuable upon conversion of Class B Common Stock, (ii) 60,000 shares of Class A Common Stock issuable upon conversion of Class B Common Stock issuable upon exercise of options and (iii) 4,000 shares of Class A Common Stock owned by Mr. Miller's children. Mr. Miller's address is 125 Basin Street, Dayton Beach, Florida 32114.
(c) Includes 60,000 shares of Class B Common Stock issuable upon exercise of options.
(d) Includes (i) 515,400 shares of Class A Common Stock issuable upon conversion of Class B Common Stock and (ii) 52,000 shares of Class A Common Stock issuable upon conversion of

     Class B Common Stock issuable upon exercise of options. Mr. Congdon's address is 2445 Directors Row, Suite K, Indianapolis, Indiana 46241.
(e) Includes 52,000 shares of Class B Common Stock issuable upon exercise of options.
(f) Includes (i) 515,400 shares of Class A Common Stock issuable upon conversion of Class B Common Stock and (ii) 52,000 shares of Class A Common Stock issuable upon conversion of Class B Common Stock issuable upon exercise of options. Mr. Kennedy's address is 18 King's Highway, Westport, Connecticut 06880.
(g) Includes 12,500 shares of Class A Common Stock issuable upon exercise of options.
(h) Includes 7,500 shares of Class A Common Stock issuable upon exercise of options.
(i) Represents (i) 46,003 shares of Class A Common Stock that may be acquired by Mr. Liker pursuant to an option granted by SoCal to Mr. Liker and (ii) 12,500 shares of Class A Common Stock issuable upon exercise of options. On September 30, 1997, Mr. Liker exercised his option from SoCal to purchase 40,000 shares of Class A Common Stock, all of which are being offered in the Offering.
(j) Represents (i) 650,000 shares of Class A Common Stock beneficially owned by SoCal, a general partnership, of which Mr. Mirkin is a general partner and the trustee of certain trusts which are general partners of SoCal, 140,000 of which are being offered by SoCal in this Offering and 40,000 of which are being offered by Mr. Liker in this Offering following his exercise of the SoCal option and (ii) 12,500 shares of Class A Common Stock issuable upon exercise of options. Mr. Mirkin's address is 150 South Doheny Drive, Beverly Hills, California 90211.
(k) Includes (i) 1,936,600 shares of Class A Common Stock issuable upon conversion of Class B Common Stock, (ii) 70,000 shares of Class A Common Stock issuable upon the exercise of options and (iii) 164,000 shares of Class A Common Stock issuable upon conversion of Class B Common Stock issuable upon the exercise of options.
(l) Includes 164,000 shares of Class B Common Stock issuable upon the exercise of options.
(m) In connection with the Budget Acquisition, Ford acquired 4,500 shares of Series A Convertible Preferred Stock, which are convertible upon sale into an aggregate of 4,500,000 shares of Class A Common Stock. Of these, 4,400,000 shares of Class A Common Stock are being offered in the Offering. Following the Offering, assuming that the over-allotment option granted by it is not exercised, Ford will beneficially own 100 shares of Series A Convertible Preferred Stock, which are convertible upon sale into an aggregate of 100,000 shares of Class A Common Stock.
(n) Represents shares of Class A Common Stock issuable upon exercise of the NationsBank Warrant, as described under "Description of Capital
     Stock -- Warrants". Of these, 137,500 shares of Class A Common Stock are being offered hereby. Following the Offering, assuming that the over-allotment option granted by it is not exercised, Atlantic Equity Corporation will beneficially own 50,000 shares of Class A Common Stock, which are issuable upon exercise of the warrant.
(o) Of these shares, 140,000 shares of Class A Common Stock are being offered by SoCal in this Offering and 40,000 shares are being offered by Mr. Liker in this Offering. Following the Offering, SoCal will beneficially own 470,000 shares of Class A Common Stock.
(p) Includes 1,335,053 shares of Class A Common Stock issuable upon conversion of Convertible Notes as described under "Description of Certain Indebtedness -- Convertible Notes". Certain of this information is included in reliance upon a Schedule 13G filed by Metropolitan Life Insurance Company ("Metropolitan") with the Securities and Exchange Commission (the "Commission") on February 11, 1997. Metropolitan's address is 334 Madison Avenue, Convent Station, New Jersey 07961.
(q) Represents shares of Class A Common Stock owned by subsidiaries of The Equitable Companies Incorporated ("The Equitable") as follows: (i) 134,000 shares of Class A Common Stock held by The Equitable Life Assurance Society of the United States, and (ii) 1,781,400 shares of Class A Common Stock held by Alliance Capital Management L.P. This information is included in reliance upon a Schedule 13G filed by The Equitable with the Commission on July 10, 1997. The Equitable's address is 787 Seventh Avenue, New York, New York 10019.
(r) Represents shares of Class A Common Stock issuable upon conversion of Convertible Notes. John Hancock Mutual Life Insurance Company's address is John Hancock Place, 200 Clarendon Street, Boston, Massachusetts 02117.
(s) Represents shares of Class A Common Stock issuable upon conversion of Convertible Notes. New York Life Insurance Company's address is 51 Madison Avenue, New York, New York 10010.

(t) Represents shares of Class A Common Stock owned by subsidiaries of Putnam Investments, Inc. ("Putnam"), which is a subsidiary of Marsh & McLennan Companies, Inc. ("Marsh & McLennan"), as follows: (i) 1,181,203 shares of Class A Common Stock held by Putnam Investment Management, Inc. ("PIM"), as to which PIM has shared dispositive power, and (ii) 417,800 shares of Class A Common Stock held by The Putnam Advisory Company, Inc. ("PAC"); PAC shares voting power with respect to 359,800 of such shares and shares dispositive power with respect to all of such shares. This information is included in reliance upon a Schedule 13G filed by Marsh & McLennan, Putnam, PIM and PAC with the Commission on May 14, 1997. The address of Marsh & McLennan is 1166 Avenue of the Americas, New York, New York 10036. The address of Putnam, PIM and PAC is One Post Office Square, Boston, Massachusetts 02109.

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

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 35,000,000 shares of the Class A Common Stock, 2,500,000 shares of the Class B Common Stock and 250,000 shares of the preferred stock, $.01 par value per share (the "Preferred Stock"). As of September 30, 1997, there were 18,108,083 shares of the Class A Common Stock, 1,936,600 shares of the Class B Common Stock and 4,500 shares of Preferred Stock outstanding. Upon completion of the Offering, there will be an additional 4,537,500 shares of Class A Common Stock outstanding and there will be 100 shares of Preferred Stock outstanding. All of the outstanding shares of Class B Common Stock are held by the Principal Executive Officers.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

  VOTING RIGHTS

     Each share of the Class A Common Stock is entitled to one vote and each share of the Class B Common Stock is entitled to ten votes on all matters submitted to a vote of the stockholders. The Class A Common Stock and the Class B Common Stock vote together as a single class on all matters presented for a vote of the stockholders, except as noted below and as provided under the Delaware General Corporation Law. Immediately following the Offering, the holders of the Class B Common Stock will have, together with the Class A Common Stock owned by such individuals, approximately 49.5% of the combined voting power of the outstanding Class A and Class B Common Stock. As a result, the Principal Executive Officers will be able to exert substantial influence over the election of the Company's Board of Directors, thereby ensuring that members elected by them will continue to direct the business, policies and management of the Company.

     The Company's Amended and Restated Certificate of Incorporation requires a vote of 60% of the number of shares of the Class B Common Stock outstanding, voting separately as a class, and a majority of the shares of the Class A Common Stock, voting separately as a class, to approve any modification to the rights and privileges of the Class A Common Stock or the Class B Common Stock or any reclassification or recapitalization of the Company's outstanding capital stock.

  DIVIDENDS

     Each share of the Class A Common Stock is entitled to receive dividends if, as and when declared by the Board of Directors of the Company out of funds legally available therefor. Identical dividends, if any, must be paid on both the Class A Common Stock and the Class B Common Stock at any time that dividends are paid on either, except that stock dividends payable on shares of the Class B Common Stock are payable only in shares of the Class B Common Stock and stock dividends payable on shares of the Class A Common Stock are payable only in shares of the Class A Common Stock. If a dividend or distribution payable in the Class A Common Stock is made on the Class A Common Stock, the Company must also make a pro rata and simultaneous dividend or distribution of shares of Class B Common Stock on the Class B Common Stock. If a dividend or distribution payable in Class B Common Stock is made on the Class B Common Stock, the Company must also make a pro rata and simultaneous dividend or distribution of shares of Class A Common Stock on the Class A Common Stock.

  CONVERTIBILITY

     Each share of the Class B Common Stock is convertible at any time at the option of the holder into the Class A Common Stock on a share-for-share basis. Shares of the Class B Common Stock will be automatically converted into shares of the Class A Common Stock on a share-for-share basis in the event that the record or beneficial ownership of such shares of the Class B Common Stock is transferred (including, without limitation, by way of gift, settlement, will or intestacy) to any person or entity that was not a holder of Class B Common Stock at the time of transfer. Therefore, the shares of Class B Common Stock will only exist so long as they are held by one or more of the Principal Executive Officers. Shares of the Class A Common Stock are not convertible.

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

  LIQUIDATION RIGHTS

     In the event of the dissolution of the Company, after satisfaction of amounts payable to creditors and distribution to the holders of outstanding Preferred Stock, if any, of amounts to which they may be preferentially entitled, holders of the Class A Common Stock and the Class B Common Stock are entitled to share ratably in the assets available for distribution to the stockholders.

  OTHER PROVISIONS

     There are no preemptive rights to subscribe for any additional securities which the Company may issue and there are no redemption provisions or sinking fund provisions applicable to the Class A Common Stock or the Class B Common Stock, nor is either class subject to calls or assessments by the Company. All outstanding shares of Common Stock are, and all shares to be outstanding upon completion of the Offering will be, legally issued, fully paid and nonassessable.

PREFERRED STOCK

  GENERAL

     The Board of Directors of the Company has the authority, without further action by the stockholders, to cause the Company to issue up to 250,000 shares of preferred stock (the "Preferred Stock") in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock and to fix the number of shares comprising any series and the designations of such series. The issuance of Preferred Stock, while providing flexibility in connection with possible financings, acquisitions and other corporate transactions, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, deny stockholders the receipt of a premium on their Common Stock and have an adverse effect on market price of the Common Stock.

  SERIES A CONVERTIBLE PREFERRED STOCK

     In January 1997, the Board of Directors authorized the issuance of 10,000 shares of Preferred Stock, par value $0.01 per share, designated as the "Series A Convertible Preferred Stock". In connection with the Budget Acquisition, 4,500 shares of Series A Convertible Preferred Stock were issued to Ford. In connection with the Offering, 4,400 shares of the Series A Convertible Preferred Stock will convert into 4,400,000 shares of Class A Common Stock, which are being offered hereby, and 100 shares of the Series A Convertible Preferred Stock will remain outstanding.

     RANK. The Series A Convertible Preferred Stock ranks, with respect to dividend rights and rights on liquidation, senior to the Common Stock.

     VOTING RIGHTS. The holders of the Series A Convertible Preferred Stock are not entitled to any voting rights, except as otherwise provided by law or as noted below. The affirmative vote of a majority of the shares of Series A Convertible Preferred Stock, voting as a separate class, will be required to amend the Amended and Restated Certificate of Incorporation if such amendment affects materially and adversely the specified rights, preferences, privileges or voting rights of the Series A Convertible Preferred Stock.

     DIVIDENDS. Each share of the Series A Convertible Preferred Stock is entitled to receive dividends if, as and when declared by the Board of Directors of the Company out of funds legally available therefor. No dividends may be declared by the Board of Directors on the Common Stock or any other class of stock ranking junior to the Series A Convertible Preferred Stock unless full cumulative dividends have been or contemporaneously are declared and paid with respect to the Series A Convertible Preferred Stock.

     CONVERTIBILITY. Each share of Series A Convertible Preferred Stock will automatically be converted into 1,000 shares of Class A Common Stock (subject to adjustment in the case of stock dividends, subdivisions, reverse stock splits or reclassifications of outstanding Class A Common Stock) in the event

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

that the record ownership of such Series A Convertible Preferred Stock is transferred to any person other than Ford or an affiliate of Ford.

     LIQUIDATION RIGHTS. In the event of the dissolution, liquidation or winding up of the affairs of the Company, after satisfaction of amounts payable to creditors, holders of shares of Series A Convertible Preferred Stock are entitled to receive distributions in the same amount that such holders would receive if such shares were converted into shares of Class A Common Stock immediately prior to the dissolution, liquidation or winding up of the affairs of the Company, in preference to any payment to holders of Common Stock or any other securities ranking junior to the Series A Convertible Preferred Stock.

     OTHER PROVISIONS. There are no preemptive rights to subscribe for any additional securities which the Company may issue and there are no redemption provisions or sinking fund provisions applicable to the Series A Convertible Preferred Stock, nor is the Series A Convertible Preferred Stock subject to calls or assessments by the Company.

CONVERTIBLE NOTES

     In December 1996, the Company issued $80.0 million aggregate principal amount of Series A Convertible Notes. The Series A Convertible Notes are convertible, at the option of the holders, into Class A Common Stock at a conversion price of $20.07 per share. The outstanding Series A Convertible Notes are convertible into an aggregate of 3,986,049 shares of Class A Common Stock. In connection with the Budget Acquisition, the Company issued $45.0 million aggregate principal amount of Series B Convertible Notes. The Series B Convertible Notes are convertible, at the option of the holders, into Class A Common Stock at a conversion price of $27.96 per share. The outstanding Series B Convertible Notes are convertible into an aggregate of 1,609,442 shares of Class A Common Stock.

WARRANTS

     In connection with financing provided to the Company in April 1996, the Company issued to NationsBank, National Association (South), a wholly owned subsidiary of NationsBank, the NationsBank Warrant to purchase 187,500 shares of Class A Common Stock at the then current market price ($10.87 per share). The NationsBank Warrant is exercisable at any time until April 2001. In connection with the Offering, Atlantic Equity Corporation, a wholly owned subsidiary of NationsBank, will exercise a portion of the NationsBank Warrant and is offering 137,500 shares of Class A Common Stock hereby. Following the Offering, 50,000 shares of Class A Common Stock will remain issuable pursuant to the NationsBank Warrant.

BYLAW PROVISIONS

     The Company's Bylaws provide that special meetings of the stockholders may be called only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or the Secretary of the Company, or by one or more stockholders holding shares entitled to cast not less than a majority of the aggregate votes entitled to be cast at such meeting. The Bylaws also provide that any action which may be taken at any meeting of stockholders may be taken without a meeting and without prior notice if written consents approving the action are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action at a meeting of stockholders. These provisions will make it more difficult for a third party to gain control of the Company.

REGISTRATION RIGHTS

     Concurrently with the consummation of the Budget Acquisition, the Company and Ford entered into the Preferred Stockholders Agreement, pursuant to which registration rights were granted to Ford with respect to any Series A Convertible Preferred Stock or Class A Common Stock issued to Ford as part of the Equity Consideration (the "Ford Registrable Securities"). The Offering is being conducted pursuant to Ford's exercise of these registration rights. The Company has agreed to pay the costs and expenses incurred in connection with the Offering, other than underwriting discounts and commissions.

     In connection with the sale of the Series A Convertible Notes in December 1996, the Company entered into a registration rights agreement granting holders registration rights with respect to the shares of Class A Common Stock into which the notes are convertible. In connection with the sale of Series B Convertible Notes, the Company amended and restated the registration rights agreement (the "Notes Registration Rights Agreement") to which the holders of Series A Convertible Notes were parties, and the holders of Series B Convertible Notes became parties thereto. The Notes Registration Rights Agreement provides that the Company will file a shelf registration statement relating to the Series B Convertible Notes and the shares of Class A Common Stock issuable upon conversion of the Convertible Notes at the earlier of one year from the date of issuance of the Series B Convertible Notes or promptly after the disposition by Ford of at least 2.25 million shares of Class A Common Stock (the "probation period"). Accordingly, the Company expects to file this registration statement promptly following the completion of the Offering. The holders may require the Company to effect an underwritten public offering pursuant to the shelf registration statement. In addition, the holders of all outstanding Series A Convertible Notes and the Series B Convertible Notes may require the Company to register such notes at any time during the probation period. The Company may prohibit offers and sales of securities pursuant to the registration statements under certain circumstances. The Company has also agreed to pay the costs and expenses of each registration effected under the Notes Registration Rights Agreement, other than underwriting discounts and commissions.

     Concurrently with completion of its initial public offering in August 1994, the Company and the Exchange Stockholders entered into the registration rights agreement (the "Registration Rights Agreement") granting such holders registration rights with respect to the shares of Common Stock received by them as a result of the Share Exchange. The Registration Rights Agreement provides that the holders of at least 33% of the outstanding shares received in the Share Exchange may require the Company to register such shares under the Securities Act of 1933 (the "Securities Act") on two occasions, provided that the aggregate offering price of the shares so registered is not less than $1 million on each occasion. The Company has agreed to refrain from selling its securities during the 10-day period prior to, and the 180-day period following, the consummation of each underwritten offering made pursuant to the Registration Rights Agreement. The Company has also agreed to pay the costs and expenses of each registration effected under the Registration Rights Agreement, other than underwriting discounts and commissions. The Registration Rights Agreement was amended in November 1994 to include persons who received 18,500 shares of Class A Common Stock in the Company's acquisition of a Budget franchise territory.

     In connection with the Los Angeles Acquisition, the Company and SoCal entered into a registration rights agreement granting SoCal and its affiliated entities unlimited "piggyback" registration rights, subject to certain conditions. The Company will bear the expenses of registering such shares, other than underwriting discounts and commissions. SoCal and its affiliated entities are registering 180,000 shares of Class A Common Stock in this Offering pursuant to these registration rights.

INDEMNIFICATION MATTERS

     As permitted by the Delaware General Corporation Law, the Company's Amended and Restated Certificate of Incorporation provides that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends, distributions and repurchases or redemptions of stock, or (iv) for any transaction from which the director derives an improper personal benefit. The Company's Bylaws provide that the Company shall indemnify its directors, officers, employees and other agents, to the fullest extent provided by Delaware law. The Company has also entered into indemnification agreements with certain of its executive officers and directors. The indemnification agreements require the Company, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to

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

advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company maintains directors' and officers' insurance against certain liabilities.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the arrangements described above, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     At present, there is no pending material litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted.

SECTION 203

     The Company is subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from consummating a "business combination", except under certain circumstances, with an "interested stockholder" for a period of three years after the date such person became an "interested stockholder" unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and certain shares held by employee stock plans); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. An "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns (or, within the prior three years, owned) 15% or more of a corporation's outstanding voting stock. A "business combination" includes mergers, asset sales and certain other transactions resulting in a financial benefit to an interested stockholder.

TRANSFER AGENT

     The transfer agent and registrar for the Class A Common Stock is ChaseMellon Shareholder Services.

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

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

THE APRIL 1997 WORKING CAPITAL FACILITY

     In April 1997, BRACC entered into the April 1997 Working Capital Facility, for which Credit Suisse First Boston acted as agent, to replace TEAM's $10.0 million working capital facility. Each of the direct and indirect subsidiaries of BRACC guaranteed the April 1997 Working Capital Facility, subject to certain exceptions. The following is a summary of the material terms and conditions of the April 1997 Working Capital Facility.

     The April 1997 Working Capital Facility consists of a five-year senior, secured revolving credit facility in the amount of $300 million. The April 1997 Working Capital Facility provides that (i) up to $100 million will be available for loans, (ii) up to $40 million (or the equivalent thereof in certain foreign currencies) of such $100 million will be available under a multi-currency subfacility, (iii) up to $300 million will be available for letters of credit and (iv) up to $225 million of such $300 million will be available for letters of credit for credit enhancement of commercial paper or similar fleet financing programs. In addition, aggregate letter of credit and loan outstandings under the April 1997 Working Capital Facility will be subject to a borrowing base limitation and may not at any time exceed the sum of 85% of eligible receivables (as defined therein), 100% of eligible repurchase vehicles (as defined therein), 85% of eligible non-repurchase vehicles (as defined therein), and 100% of eligible cash and cash equivalents (as defined therein). All letters of credit and loans under the April 1997 Working Capital Facility will mature on or by the fifth anniversary of the date of the loan agreement.

     Interest accrues on borrowings outstanding under the April 1997 Working Capital Facility, at the Company's option, at a rate equal to (i) either the higher of (A) the interest rate established by Credit Suisse as its base or prime rate in effect at its principal office in New York City and (B) the federal funds effective rate from time to time plus 0.5% (the higher of these being known as the "ABR") plus the applicable margin for ABR loans (which margin shall range from approximately 0.25% to 1.25%) or (ii) the rate at which Eurocurrency deposits in the relevant denomination currency for one, two, three or six months (as selected by the Company) are offered by Credit Suisse in the relevant interbank Eurocurrency market plus the applicable margin for the Eurocurrency rate (which margin shall range from 1.25% to 2.25%). The April 1997 Working Capital Facility requires the Company to pay the following fees: (i) a commitment fee based on the ratio of adjusted debt to adjusted EBITDA of the Company and ranging from 0.25% to 0.375% per annum; (ii) a letter of credit fee on the aggregate amount available under outstanding letters of credit equal to a rate per annum which is the same as the applicable margin for Eurocurrency loans from time to time in effect; and (iii) a letter of credit fronting fee equal to a rate per annum of 1/8% of the aggregate amount available under each letter of credit issued.

     The April 1997 Working Capital Facility is secured by (a) a first-priority lien on (i) the capital stock of BRACC and each direct and indirect subsidiary of BRACC (with respect to the international subsidiaries, no more than 65% of the stock of each subsidiary will be required to be pledged in the event that a pledge of a greater percentage would result in material increased tax or similar liabilities for the Company and its subsidiaries on a consolidated basis); (ii) cash and other working capital such as receivables and related contract rights of BRACC and its subsidiaries (other than assets pledged as security in respect of a vehicle financing program); and (iii) all assets included in the borrowing base and (b) as to letters of credit issued as credit and/or liquidity enhancement for the Company's commercial paper program, perfected liens on the assets surrounding the commercial paper issued pursuant to the commercial paper program (which, in the case of credit enhancement, will generally be subordinated).

     The April 1997 Working Capital Facility contains a number of customary affirmative covenants, including covenants which require BRACC and the Company to deliver financial statements and other reports; pay other obligations; maintain corporate existence; comply with laws and contracts; maintain properties and insurance; maintain books and records; grant the lenders certain inspection rights; provide notices of defaults, litigation and material events; and comply with environmental matters. The April 1997 Working Capital Facility also contains a number of customary negative covenants, including limitations on

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

indebtedness (including preferred stock), liens, guarantee obligations, mergers, consolidations, liquidations and dissolutions, sales of assets, leases, dividends and other payments in respect of capital stock, capital expenditures, investments, loans and advances; payments and modifications of subordinated and other debt instruments, transactions with affiliates, changes in fiscal year; negative pledge clauses; and changes in lines of business.

     BRACC and the Company are required to meet certain financial covenants, consisting of (a) a minimum net worth (as defined) of the Company equal to the sum of (i) $263.4 million plus 50% of the net income of the Company for each fiscal year commencing with 1997 as shall have been completed on or prior to the time of computation plus 50% of the net equity proceeds (as defined); (b) a maximum leverage ratio (as defined) of 5.60 to 1.00 for the quarter ending September 30, 1997, declining to 3.25 to 1.00 for the quarter ending December 31, 1999 and each fiscal quarter thereafter; and (c) a minimum interest coverage ratio (as defined) of 2.50 to 1.00 for the quarter ending September 30, 1997, increasing to 3.25 to 1.00 for the quarter ending September 30, 1999 and each fiscal quarter thereafter.

CONVERTIBLE NOTES

  SERIES A CONVERTIBLE NOTES

     In December 1996, the Company issued $80.0 million aggregate principal amount of 7.0% Convertible Subordinated Notes, Series A, due 2003. At a conversion price of $20.07 per share, the Series A Convertible Notes are convertible into an aggregate of 3,986,049 shares of Class A Common Stock. Concurrently with the issuance of the Series B Convertible Notes, the note purchase agreements relating to the Series A Convertible Notes were amended to extend the maturity of the notes to 2007 and to conform certain terms of the notes to the terms of the Series B Convertible Notes.

  SERIES B CONVERTIBLE NOTES

     Concurrently with the consummation of the Budget Acquisition, the Company issued $45.0 million aggregate principal amount of 6.85% Convertible Subordinated Notes, Series B, due 2007. The Series A Convertible Notes and the Series B Convertible Notes are generally treated as a single class of notes for all purposes. The Series B Convertible Notes are convertible, at the option of the holders, into an aggregate of 1,609,442 shares of Class A Common Stock, after the earlier of the first anniversary of the date of issuance or the disposition by Ford of at least 2.25 million shares of Class A Common Stock, at a conversion price of $27.96 per share. Accordingly, the Series B Convertible Notes will become convertible upon completion of the Offering.

  REDEMPTION

     The Series A Convertible Notes and the Series B Convertible Notes are redeemable, in whole or in part, at the option of the Company, at a premium equal to 4.567% and 4.667%, respectively, declining in equal amounts to par in April 2006, plus accrued and unpaid interest to the redemption date, provided that prior to April 2002, no such redemption of the Convertible Notes will be permitted unless the closing price of the Class A Common Stock for at least ten consecutive trading days (commencing 20 trading days before the Company's notice of redemption) was at least 150% of the conversion price for the notes of such series.

  REGISTRATION RIGHTS

     The Company has granted registration rights to the holders of the Convertible Notes. For a description of such registration rights, see "Description of Capital Stock -- Registration Rights".

  COVENANTS

     The Convertible Notes contain a number of customary affirmative covenants, including covenants which require the Company to pay principal and interest on the Convertible Notes, maintain properties,

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

pay taxes and claims, maintain its corporate existence, and continue in its lines of business. Furthermore, the Convertible Notes contain covenants limiting consolidation or merger and limiting the sale, lease or conveyance of all or substantially all of the Company's assets. In addition, upon a change of control (as defined in the note purchase agreements), each noteholder may require the Company to repurchase the Convertible Notes held by such holder at 101% of the principal amount thereof plus accrued interest to the date of repurchase. The Convertible Notes do not contain any financial covenants.

GUARANTEED SENIOR NOTES

     Concurrently with the consummation of the Budget Acquisition, BRACC issued $165.0 million aggregate principal amount of 9.57% Guaranteed Senior Notes due 2007. The Guaranteed Senior Notes are guaranteed by the Company and certain subsidiaries of BRACC.

  MANDATORY REDEMPTION

     The Guaranteed Senior Notes require annual principal payments equal to $23.6 million commencing on the fourth anniversary of the date of issuance.

  OPTIONAL REDEMPTION

     The Guaranteed Senior Notes are redeemable at any time at the option of BRACC, in whole or in part, at a price equal to the greater of par or the present value of the future debt service on such notes, discounted at 75 basis points above the then current yield to maturity of a U.S. Treasury security with a maturity comparable to the remaining weighted average life of the notes. In addition, as long as any Convertible Notes are outstanding, there must be outstanding at least $23.0 million aggregate principal amount of Guaranteed Senior Notes.

  COVENANTS

     The Guaranteed Senior Notes contain a number of customary affirmative covenants, including covenants which require the Company to comply with law; maintain insurance; maintain its properties; pay taxes and claims; maintain its corporate existence; and continue in its lines of business. Furthermore, the Guaranteed Senior Notes contain covenants limiting liens, sale and leaseback transactions, restricted subsidiary debt, consolidated funded debt, maintenance of consolidated stockholders' equity, sale of assets, mergers or consolidations, restricted payments and transactions with affiliates. The Company is required to meet certain financial covenants, consisting of (a) a minimum pro forma non-vehicle interest coverage ratio of 2.0 to 1 prior to January 1, 2000 and 3.0 to 1 thereafter; (b) minimum non-vehicle leverage ratio (as defined) of 6.3 to 1 prior to January 1, 1999, 5.0 to 1 thereafter and prior to January 1, 2000, 4.0 to 1 thereafter and prior to January 1, 2001, 3.5 to 1 thereafter and prior to January 1, 2002 and 3.0 to 1 thereafter; and (c) a minimum consolidated stockholders' equity (as defined) equal to the sum of 80% of consolidated net worth at the closing of the Budget Acquisition plus 50% of consolidated net income (as defined) for each fiscal year beginning with the year ending December 31, 1997 for which consolidated net income is positive. In addition, upon a change of control (as defined in the note purchase agreement), each noteholder may require the Company to repurchase the notes held by such holder at 101% of the principal amount thereof plus accrued interest to the date of repurchase.

APRIL 1997 FLEET FINANCINGS

     For a description of the Company's April 1997 Fleet Financings, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Liquidity and Capital Resources".

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

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 22,645,583 shares of the Class A Common Stock and 1,936,600 shares of the Class B Common Stock. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis and must be converted to effect any public sale of such stock. Of these shares, 21,529,133 shares, including the 4,717,500 shares of Class A Common Stock sold in the Offering, will be freely tradeable without restriction under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined in the Securities Act), which will be subject to the resale limitations of Rule 144 under the Securities Act.

     The remaining 1,116,450 shares of the Class A Common Stock and all shares of the Class B Common Stock are "restricted" securities within the meaning of Rule 144 and may not be resold in a public distribution, except in compliance with the registration requirements of the Securities Act or pursuant to Rule
144. All these shares of Class A Common Stock and all outstanding shares of Class B Common Stock are eligible for sale under Rule 144. The Company's directors and executive officers, who in the aggregate beneficially own 2,933,758 shares of Common Stock, have agreed that they will not sell, contract or offer to sell or otherwise dispose of, directly or indirectly, any shares of capital stock of the Company for a period of 90 days from the date of this Prospectus without the prior written consent of Goldman, Sachs & Co., on behalf of the Underwriters. See "Underwriting". After such date, certain of these stockholders have the right to demand that the Company register their shares under the Securities Act in accordance with agreements between such holders and the Company and may be able to dispose of their shares in a registered public offering effected thereunder. In addition, certain stockholders, the holders of the Convertible Notes and the holder of the stock purchase warrant possess certain demand and/or "piggyback" registration rights. See "Description of Capital Stock -- Registration Rights" and "Management -- Benefit Plans".

     The Company has reserved 1,750,000 shares of Common Stock for issuance under the 1994 Option Plan (which may be either Class A Common Stock or Class B Common Stock) and 150,000 shares of Class A Common Stock for issuance under the 1994 Directors' Plan. There are 1,802,150 stock options currently issued and outstanding under the 1994 Option Plan (of which 164,000 are options to purchase Class B Common Stock) and 130,000 stock options issued and outstanding under the 1994 Directors' Plan. The Company filed a Form S-8 Registration Statement under the Securities Act to register 760,000 shares of the Common Stock issuable under the 1994 Option Plan and 25,000 shares of Class A Common Stock issuable under the 1994 Directors' Plan. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statement became eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements applicable to certain shares and options. The Company expects to file a Form S-8 Registration Statement with respect to the remaining shares of Common Stock issuable under the 1994 Option Plan and the 1994 Directors' Plan. The Company has further reserved 100,000 shares of Class A Common Stock for issuance upon the conversion of Series A Convertible Preferred Stock and 50,000 shares of Class A Common Stock for issuance upon the exercise of the NationsBank Warrant.

                                 LEGAL MATTERS

     The validity of the shares of the Class A Common Stock offered hereby will be passed upon for the Company by King & Spalding, Atlanta, Georgia. The Underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Budget Group, Inc. as of and for the year ended December 31, 1996, included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The consolidated financial statements of Budget Group, Inc. as of December 31, 1995 and for each of the two years in the period ended December 31, 1995 included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP ("D&T"), independent auditors, as stated in its reports appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of BRACC as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 have been included in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

     On November 26, 1996, TEAM appointed Arthur Andersen LLP as its independent accounting firm for the remainder of 1996. TEAM's Audit Committee recommended the appointment, which was approved by the Board of Directors. Concurrently, the Board of Directors elected to dismiss D&T, TEAM's former independent accounting firm. The report of D&T on TEAM's financial statements for the two years ended December 31, 1995 contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. Since TEAM's inception, D&T's reports on TEAM's financial statements have not contained an adverse opinion or a disclaimer of opinion, nor were the opinions qualified or modified as to uncertainty, audit scope or accounting principles, nor were there any events of the type requiring disclosure under
Item 304(a)(1)(v) of Regulation S-K under the Securities Act.

     With regard to Item 304(a)(1)(iv) of Regulation S-K, TEAM has previously reported the following: (i) On February 2, 1996, TEAM announced that it would restate its financial statements for all periods since its initial public offering in 1994. This restatement resulted from a change in the accounting treatment of the BRACC Warrant issued to BRACC concurrently with TEAM's initial public offering in August 1994. This change in accounting treatment was the subject of numerous discussions between officers of TEAM and representatives of D&T (including discussions between D&T and the Audit Committee of the Company's Board of Directors, which occurred in January 1996), and was approved by the Audit Committee and announced to the public on February 2, 1996. TEAM believes this matter was resolved to the satisfaction of D&T; (ii) in late 1995, TEAM received funds from a vehicle manufacturer that it accounted for in a manner similar to funds it had received from a vehicle manufacturer in 1993. In March 1996, D&T advised TEAM that it did not deem the 1995 transaction analogous to the 1993 transaction. D&T discussed this matter with officers of TEAM, and TEAM issued its financial statements in accordance with the recommendation of D&T. In connection with the resolution of this matter, neither the Board of Directors nor any committee thereof formally discussed this matter with D&T. TEAM believes that this matter was resolved to the satisfaction of D&T.

     The Company has provided D&T with a copy of the disclosures contained herein and D&T has indicated in a letter to the Commission that it agrees with these disclosures. A copy of such letter is filed as an exhibit to the Registration Statement. Neither TEAM nor anyone acting on its behalf consulted with Arthur Andersen LLP regarding any of the matters referred to in Item 304(a)(2) of Regulation S-K prior to its appointment.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company which file electronically with the Commission. In addition, the Company's Class A Common Stock currently is traded on the New York Stock Exchange ("NYSE") and such reports, proxy and information statements and other information concerning the Company can be inspected and copied at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Class A Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Class A Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. The Company believes that all statements made herein that summarize the provisions of any documents accurately describe the material provisions of all such referenced documents. The Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the public reference section or regional offices of the Commission at the addresses indicated above. Copies of the Registration Statement can be obtained from the public reference section of the Commission upon payment of prescribed fees.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
BUDGET GROUP, INC.
-----------------------------
Report of Independent Certified Public Accountants..........     F-2
Consolidated Condensed Balance Sheets as of December 31,
  1996 and June 30, 1997....................................     F-3
Consolidated Statements of Operations for the Six Month
  Periods Ended June 30, 1996 and 1997......................     F-4
Consolidated Statement of Changes in Stockholders' Equity
  for the Six Month Period Ended June 30, 1997..............     F-5
Consolidated Statements of Cash Flows for the Six Month
  Periods Ended June 30, 1996 and 1997......................     F-6
Notes to Unaudited Consolidated Financial Statements........     F-7
Report of Independent Certified Public Accountants..........    F-10
Independent Auditors' Report................................    F-11
Consolidated Balance Sheets as of December 31, 1995 and
  1996......................................................    F-12
Consolidated Statements of Income for Each of the Three
  Years in the Period Ended December 31, 1996...............    F-13
Consolidated Statements of Stockholders' Equity (Deficit)
  for Each of the Three Years in the Period Ended December
  31, 1996..................................................    F-14
Consolidated Statements of Cash Flows for Each of the Three
  Years in the Period Ended December 31, 1996...............    F-15
Notes to Consolidated Financial Statements..................    F-16
BUDGET RENT A CAR CORPORATION
------------------------------------
Consolidated Balance Sheets as of December 31, 1996 and
  March 31, 1997............................................    F-34
Consolidated Statements of Operations for the Three Months
  Ended March 31, 1996 and 1997.............................    F-35
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1994, 1995 and 1996 and the Three
  Months Ended March 31, 1997...............................    F-36
Consolidated Statements of Cash Flows for the Three Months
  Ended March 31, 1996 and 1997.............................    F-37
Notes to Consolidated Financial Statements (Unaudited)......    F-38
Independent Auditors' Report................................    F-39
Consolidated Balance Sheets as of December 31, 1995 and
  1996......................................................    F-40
Consolidated Statements of Operations -- December 31, 1994,
  1995 and 1996.............................................    F-42
Consolidated Statements of Stockholders' Equity -- Years
  Ended December 31, 1994, 1995 and 1996....................    F-43
Consolidated Statements of Cash Flows -- December 31, 1994,
  1995 and 1996.............................................    F-44
Notes to Consolidated Financial Statements..................    F-45

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Budget Group, Inc.:

     We have reviewed the accompanying consolidated condensed balance sheet of Budget Group, Inc. and subsidiaries as of June 30, 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the six-month period then ended. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Orlando, Florida
  September 4, 1997

                      BUDGET GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED CONDENSED BALANCE SHEETS

                                                              DECEMBER 31,      JUNE 30,
                                                                  1996            1997
                                                              ------------    ------------
                                                                              (UNAUDITED)
                                                                 (AMOUNTS IN THOUSANDS)
                                          ASSETS
Cash and cash equivalents...................................    $ 50,490       $  181,338
Restricted cash.............................................      66,336          153,706
Trade and vehicle receivables, net of allowance for doubtful
  accounts..................................................      31,302          233,782
Accounts receivable, related parties........................          58               58
Prepaids, inventories and deposits..........................      13,972           81,462
Vehicle Inventory...........................................      16,413           29,618
Revenue earning vehicles, net...............................     319,257        2,340,807
Property and equipment, net.................................      18,502          135,363
Other assets................................................          --           48,398
Intangible assets, net......................................      70,893          395,443
                                                                --------       ----------
          Total assets......................................    $587,223       $3,599,975
                                                                ========       ==========
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses.......................    $ 31,127       $  463,400
Capital lease obligations...................................         580              496
Notes payable...............................................     454,109        2,756,084
Deferred income taxes.......................................       7,406            3,369
                                                                --------       ----------
          Total liabilities.................................     493,222        3,223,349
                                                                --------       ----------
COMMON STOCK WARRANT........................................       2,000               --
STOCKHOLDERS' EQUITY:
  Convertible preferred stock...............................          --          105,750
  Common stock..............................................         112              199
  Additional paid-in capital................................      89,856          265,185
  Foreign currency translation adjustment...................          --              (42)
  Retained earnings.........................................       2,363            5,864
  Treasury stock............................................        (330)            (330)
                                                                --------       ----------
          Total stockholders' equity........................      92,001          376,626
                                                                --------       ----------
            Total liabilities and stockholders' equity......    $587,223       $3,599,975
                                                                ========       ==========

     See accompanying notes to unaudited consolidated financial statements.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                              FOR THE SIX MONTH PERIODS
                                                                    ENDED JUNE 30,
                                                              --------------------------
                                                                 1996           1997
                                                              -----------    -----------
                                                                (AMOUNTS IN THOUSANDS
                                                                EXCEPT PER SHARE DATA)
OPERATING REVENUE:
  Vehicle rental revenue....................................     $103,842       $294,559
  Retail car sales revenue..................................       55,686        101,592
  Royalty fees and other....................................           --         12,618
                                                                 --------       --------
          Total operating revenue...........................      159,528        408,769
OPERATING COSTS AND EXPENSES:
  Direct vehicle and operating..............................       12,742         38,402
  Depreciation -- vehicles..................................       28,023         85,217
  Depreciation -- non-vehicle...............................        1,210          5,361
  Cost of car sales.........................................       47,295         86,068
  Advertising, promotion and selling........................       10,609         35,050
  Facilities................................................        9,417         30,326
  Personnel.................................................       24,005         71,403
  General and administrative................................        7,135         16,707
  Amortization..............................................          996          2,975
                                                                 --------       --------
          Total operating costs and expenses................      141,432        371,509
                                                                 --------       --------
Operating income............................................       18,096         37,260
                                                                 --------       --------
OTHER (INCOME) EXPENSE:
  Vehicle interest expense..................................       11,963         27,794
  Non-vehicle interest expense..............................          931          5,290
  Interest income -- restricted cash........................         (787)        (1,812)
  Related party interest....................................          118             --
                                                                 --------       --------
          Total other (income) expense......................       12,225         31,272
                                                                 --------       --------
Income before income taxes..................................        5,871          5,988
Provision for income taxes..................................        2,348          2,487
                                                                 --------       --------
Net income..................................................     $  3,523       $  3,501
                                                                 ========       ========
Net income per common and common equivalent share...........     $   0.48       $   0.21
                                                                 ========       ========
Weighted average common and common equivalent shares
  outstanding...............................................        7,413         16,313
                                                                 ========       ========

     See accompanying notes to unaudited consolidated financial statements.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1997
                                  (UNAUDITED)

                                                                       FOREIGN
                                 CONVERTIBLE            ADDITIONAL    CURRENCY                                TOTAL
                                  PREFERRED    COMMON    PAID-IN     TRANSLATION   RETAINED    TREASURY   STOCKHOLDERS'
                                    STOCK      STOCK     CAPITAL     ADJUSTMENT    EARNINGS     STOCK        EQUITY
                                 -----------   ------   ----------   -----------   ---------   --------   -------------
                                                                 (AMOUNTS IN THOUSANDS)
Balance at December 31, 1996...   $     --      $112     $ 89,856       $ --        $2,363      $(330)      $ 92,001
Shares issued in conjunction
  with acquisition of Budget
  Rent a Car Corporation.......    105,750                                                                   105,750
Net proceeds from stock
  offering.....................                   87      175,329                                            175,416
Foreign currency translation...                                          (42)                                    (42)
Net income.....................                                                      3,501                     3,501
                                  --------      ----     --------       ----        ------      -----       --------
Balance at June 30, 1997.......   $105,750      $199     $265,185       $(42)       $5,864      $(330)      $376,626
                                  ========      ====     ========       ====        ======      =====       ========

     See accompanying notes to unaudited consolidated financial statements.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                              FOR THE SIX MONTH PERIODS
                                                                    ENDED JUNE 30,
                                                              --------------------------
                                                                1996            1997
                                                              ---------      -----------
                                                                (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $   3,523      $     3,501
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................     29,233           90,538
     Amortization...........................................      1,133            2,975
     (Gain)/Loss on sale of vehicles and equipment..........         --           (1,640)
     Deferred income tax benefit............................       (268)           2,963
     Provision for losses on accounts receivable............         --              716
     Changes in operating assets and liabilities:
       Accounts receivable..................................     (3,321)          (9,638)
       Vehicle inventory....................................     (6,952)          (1,965)
       Prepaids, inventories and deposits...................     (2,507)         (14,420)
       Accounts payable and accrued expenses................     (5,797)          24,987
       Other liabilities....................................
                                                              ---------      -----------
          Total adjustments.................................     23,095           94,516
                                                              ---------      -----------
          Net cash provided by operating activities.........     26,618           98,017
                                                              ---------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Restricted cash...........................................     64,853           84,690
  Proceeds from sale of revenue-earning vehicles............    119,348          495,770
  Purchases of revenue-earning vehicles.....................   (263,809)      (1,000,330)
  Purchase of BRACC and rental vehicle franchise rights, net
     of cash acquired.......................................    (11,497)        (143,164)
  Proceeds from sale of property and equipment..............         --            3,274
  Purchases of equipment and improvements...................     (8,924)          (7,016)
  Investment in joint ventures and other....................         --            1,150
                                                              ---------      -----------
          Net cash used in investing activities.............   (100,028)        (565,626)
                                                              ---------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from revolving credit/notes payable to banks and
     other notes payable....................................     26,074          171,209
  Principal payments on revolving credit/notes payable to
     banks and other notes payable..........................       (500)        (173,836)
  Proceeds from fleet lender notes..........................    108,893          685,657
  Principal payments on fleet lender notes..................    (50,362)        (462,447)
  Proceeds from commercial paper............................         --        2,272,676
  Principal payments on commercial paper....................         --       (1,982,764)
  Proceeds from issuance of common stock....................         --          175,416
  Principal payments on capital leases......................        (82)             (84)
                                                              ---------      -----------
          Net cash provided by financing activities.........     84,023          685,827
                                                              ---------      -----------
Net increase in cash and cash equivalents...................     10,613          218,218
Cash and cash equivalents, beginning of period..............        357          116,826
                                                              ---------      -----------
Cash and cash equivalents, end of period....................  $  10,970      $   335,044
                                                              =========      ===========

     See accompanying notes to unaudited consolidated financial statements.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements of Budget Group, Inc., previously named Team Rental Group, Inc. (the "Company"), have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The Company believes that the accompanying consolidated financial statements contain all adjustments (consisting of normal, recurring accruals) which, in the opinion of management, are necessary to present fairly the Company's consolidated financial condition, results of operations and cash flows for the periods presented.

     It is suggested that these consolidated financial statements be read in conjunction with the financial statements and the notes thereto contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the full year ending December 31, 1997.

     Certain amounts in the 1996 financial statements have been reclassified to conform with the current year presentation.

     On April 29, 1997, pursuant to stock purchase agreements entered into on January 13, 1997, the Company completed its acquisition of Budget Rent a Car Corporation ("BRACC") in a purchase transaction and changed its name to Budget Group, Inc. After the consummation of the BRACC acquisition, BRACC and its franchisees (collectively referred to as the "Budget System") operate the third largest worldwide general use car and truck rental system, with approximately 3,200 locations and a peak fleet size during 1996 of 266,000 cars and 18,000 trucks. The Budget System includes locations in both the airport and local (downtown and suburban) markets in all major metropolitan areas in the United States, in many other small and mid-size U.S. markets and in more than 110 countries worldwide. Pro forma for the BRACC Acquisition, the Budget System included approximately 455 company-owned locations in the United States at December 31, 1996, accounting for approximately 76% of 1996 U.S. system-wide revenues. In addition, Budget franchisees operated approximately 500 royalty-paying franchise locations in the United States at December 31, 1996. Budget is one of only three vehicle rental systems that offer rental vehicles throughout the world under a single brand name, with locations in Europe, Canada, Latin America, the Middle East, Asia/Pacific and Africa. The Budget System currently maintains more local market rental locations throughout the world than most of its major competitors. The Budget System is also unique among major car rental systems in that it rents trucks in most major markets worldwide. The Budget System's consumer truck rental fleet is the fourth largest in the United States. BRACC is also one of the largest independent retailers of late model vehicles in the United States, operating 23 retail car sales facilities under the name "Budget Car Sales" with pro forma revenues of $246.9 million for 1996. The consolidated financial statements for the six months ended June 30, 1997 give effect to the Company's acquisition of BRACC from the date of acquisition through the end of the period presented. The acquisition has been accounted for under the purchase method of accounting and, accordingly, the Company has allocated the cost of the acquisition on the basis of the estimated fair value of the assets acquired and liabilities assumed. The allocations are based on preliminary estimates and may be revised at a later date.

     The consolidated financial statements for the six months ended June 30, 1996 give effect to the Company's acquisition of all of the outstanding stock of the Budget franchise in Phoenix, Arizona, and VPSI, Inc.("VPSI"), both of which were acquired in February 1996, from the date of acquisition through the end of the period presented.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

2.  1996 ACQUISITIONS

     Acquisition of Van Pool Operations -- In February 1996, the Company purchased for a nominal amount all of the outstanding stock of VPSI, located in Detroit, Michigan. VPSI provides commuter van pooling services to business commuters in 22 states, and operated a rental fleet of approximately 3,300 vans as of the acquisition date.

     Acquisition of Phoenix Franchise -- In February 1996, the Company purchased all of the outstanding stock of Arizona Rent-A-Car Systems, Inc., located in Phoenix, Arizona, for approximately $18 million consisting of cash of approximately $5.0 million, promissory notes of $10.0 million and 272,727 shares of Class A common stock.

     Acquisition of ValCar Rental Car Sales, Inc. -- On August 1, 1996, the Company acquired all of the outstanding stock of ValCar Rental Car Sales, Inc. for $400,000 cash. ValCar owns and operates four retail vehicle sales facilities in Indianapolis, Indiana, and was formerly owned by a director and officer of the Company.

     If the acquisitions (including the acquisition of BRACC) had occurred at the beginning of the periods presented, the Company's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

                                                                SIX MONTH PERIODS
                                                                 ENDED JUNE 30,
                                                              ---------------------
                                                                1997        1996
                                                              ---------   ---------
                                                              (IN THOUSANDS EXCEPT
                                                                 PER SHARE DATA)
Operating revenue...........................................    769,336     728,021
Income before income taxes..................................    (19,090)         12
Net income..................................................    (11,072)        628
Earnings per share..........................................       (.60)        .03

3.  OTHER EVENTS

     On April 17, 1997, the Company's Class A common stock began trading on the New York Stock Exchange under the ticker symbol "BD". Prior to that time, the Company's Class A Common Stock had been traded on The Nasdaq National Market.

     In conjunction with and concurrent to the acquisition of BRACC on April 29, 1997, the Company sold 8,625,000 shares of Class A common stock at a price of $21.625 in a public offering raising proceeds, net of underwriting commissions, of $177.2 million. The Company also issued 4,500 shares of Series A convertible, non-voting preferred stock, each share of which is convertible into 1,000 shares of the Company's Class A common stock, to Ford Motor Company. The common shares underlying the preferred stock had a value of approximately $105.8 million for purposes of determining the purchase price (based on the three day period beginning on January 12) and $97.3 million at the time of issuance (based on the public offering price). The Company also entered into the following debt financing transactions concurrently with the acquisition of BRACC: (i) $165.0 million of guaranteed senior notes at a rate of 9.57% maturing in 2007; (ii) $45.0 million of convertible subordinated notes at a rate of 6.85%, convertible into 1,609,442 shares of Class A common stock at a conversion price of $27.96 per share and maturing in 2007; (iii) a variable-rate commercial paper vehicle financing facility in the amount of $900 million; (iv) a $500 million asset-backed note vehicle financing facility maturing in 2001 and 2002, composed of a senior note in the amount of $472.5 million bearing interest at a rate of 7.35% and a subordinated note in the amount of $27.5 million bearing interest at a rate of 7.80%; and (v) a $300

                      BUDGET GROUP, INC. AND SUBSIDIARIES
million five-year secured working capital facility bearing interest at an initial rate of 1.75% over LIBOR, guaranteed by Budget Group and secured primarily by accounts receivable, cash and unencumbered vehicles.

4.  SUBSEQUENT EVENTS

     Acquisition of Premier Car Rental, Inc. -- On July 31, 1997, the Company acquired the fleet and certain other assets and assumed certain liabilities of Premier Car Rental, Inc. ("Premier") for approximately $87.2 million. Premier owns and operates 9,000 vehicles from 101 locations in 13 major U.S. markets. Premier will operate as its own brand and continue to serve the insurance replacement market. In 1996, Premier had revenues of approximately $61 million. The Company does not expect this acquisition to have a material effect on earnings in 1997.

     In July 1997, the Company acquired the Budget franchise located in Chattanooga, Tennessee for $3.2 million.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Budget Group, Inc.:

     We have audited the accompanying consolidated balance sheet of Budget Group, Inc. (a Delaware corporation formerly known as Team Rental Group, Inc.) and subsidiaries as of December 31, 1996, and the related consolidated statements of income, stockholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Budget Group, Inc. as of December 31, 1995, and for each of the two years in the period then ended were audited by other auditors whose report dated April 12, 1996, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Budget Group, Inc. and subsidiaries as of December 31, 1996, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Orlando, Florida,
March 14, 1997
  (except with respect to certain matters
  discussed in Note 16 as to which
  the dates are April 22, April 29, July 10
  and July 31, 1997)

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Budget Group, Inc.:

     We have audited the consolidated balance sheet of Budget Group, Inc. (formerly known as Team Rental Group, Inc.) as of December 31, 1995, and the related consolidated statements of income, stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Budget Group, Inc. as of December 31, 1995, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Indianapolis, Indiana
April 12, 1996

                      BUDGET GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1995 AND 1996
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                1995       1996
                                                              --------   --------
                                     ASSETS
Cash and cash equivalents...................................  $    357   $ 50,490
Restricted cash.............................................    67,731     66,336
Trade and vehicle receivables, net of allowance for doubtful
  accounts of $2,297 and $4,008.............................    20,928     31,302
Accounts receivable, related parties........................        61         58
Vehicle inventory...........................................     8,938     16,413
Revenue earning vehicles, net...............................   219,927    319,257
Property and equipment, net.................................    12,503     18,502
Deferred financing fees, net of accumulated amortization of
  $425 and $791.............................................     2,266      3,950
Franchise rights, net of accumulated amortization of $1,500
  and $3,250................................................    46,670     68,469
Other assets................................................     6,942     10,022
Other intangible assets, net of accumulated amortization of
  $35 in 1996...............................................        --      2,424
                                                              --------   --------
          Total assets......................................  $386,323   $587,223
                                                              ========   ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Notes payable...............................................  $318,233   $454,109
Capital lease obligations...................................       784        580
Accounts payable............................................    14,698     14,601
Accrued and other liabilities...............................     9,315     16,526
Deferred income taxes.......................................     1,701      7,406
                                                              --------   --------
          Total liabilities.................................   344,731    493,222
                                                              --------   --------
COMMITMENTS AND CONTINGENCIES
COMMON STOCK WARRANT........................................     2,000      2,000
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value, 250,000 shares authorized,
  no shares issued or outstanding...........................        --         --
Class A common stock, $.01 par value, one vote per share,
  17,500,000 shares authorized, 5,257,116 and 9,357,050
  shares issued.............................................        53         93
Class B common stock, $.01 par value, 10 votes per share,
  2,500,000 shares authorized, 1,936,600 shares issued......        19         19
Additional paid-in capital..................................    41,984     89,856
Retained earnings (deficit).................................    (2,134)     2,363
Treasury stock, at cost (36,667 shares of Class A common
  stock)....................................................      (330)      (330)
                                                              --------   --------
          Total stockholders' equity........................    39,592     92,001
                                                              --------   --------
          Total liabilities and stockholders' equity........  $386,323   $587,223
                                                              ========   ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                               1994       1995       1996
                                                              -------   --------   --------
Operating revenue:
  Vehicle rental revenue....................................  $38,642   $107,067   $223,250
  Retail car sales revenue..................................       --     42,662    134,120
                                                              -------   --------   --------
          Total operating revenue...........................   38,642    149,729    357,370
                                                              -------   --------   --------
Operating costs and expenses:
  Direct vehicle and operating..............................    9,439     13,704     35,098
  Depreciation -- vehicles..................................    7,382     27,476     60,735
  Depreciation -- non-vehicle...............................      446      1,341      2,589
  Cost of vehicle sales.....................................       --     38,021    113,747
  Advertising, promotion and selling........................    3,090     11,826     22,983
  Facilities................................................    4,398     11,121     20,406
  Personnel.................................................    7,947     24,515     53,097
  General and administrative................................    1,515      6,686     11,605
  Amortization..............................................      229        859      1,843
                                                              -------   --------   --------
          Total operating costs and expenses................   34,446    135,549    322,103
                                                              -------   --------   --------
Operating income............................................    4,196     14,180     35,267
                                                              -------   --------   --------
Other (income) expense:
  Vehicle interest expense..................................    3,909     13,874     25,336
  Non-vehicle interest expense..............................      341        473      1,501
  Interest income -- restricted cash........................     (670)    (1,348)      (781)
  Non-recurring bank fees...................................       --         --      1,275
  Related party interest expense............................      190        159        118
                                                              -------   --------   --------
          Total other expense...............................    3,770     13,158     27,449
                                                              -------   --------   --------
Income before income taxes..................................      426      1,022      7,818
Provision for income taxes..................................      176        685      3,321
                                                              -------   --------   --------
Net income..................................................  $   250   $    337   $  4,497
                                                              =======   ========   ========
Weighted average common and common equivalent shares
  outstanding...............................................    3,704      6,369      9,488
                                                              =======   ========   ========
Earnings per common and common equivalent share.............  $  0.07   $   0.05   $   0.47
                                                              =======   ========   ========

 The accompanying notes are an integral part of these consolidated statements.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

                           CONSOLIDATED STATEMENTS OF
                         STOCKHOLDERS' EQUITY (DEFICIT)
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
                             (AMOUNTS IN THOUSANDS)

                                                                                              TOTAL
                                                      ADDITIONAL   RETAINED               STOCKHOLDERS'
                                             COMMON    PAID-IN     EARNINGS    TREASURY      EQUITY
                                             STOCK     CAPITAL     (DEFICIT)    STOCK       (DEFICIT)
                                             ------   ----------   ---------   --------   -------------
Balance, January 1, 1994...................   $ 15     $   239      $(1,505)    $  --        $(1,251)
  Net income...............................     --          --          250        --            250
  Distributions on redeemable preferred
     stock.................................     --        (183)          --        --           (183)
  Dividends to common stockholders.........     --          --          (47)       --            (47)
  Net proceeds from initial public
     offering..............................     45      28,903           --        --         28,948
  Deferred taxes due to a change in tax
     status from nontaxable to taxable.....     --          --       (1,169)       --         (1,169)
  Shares issued in business combination....     --         200           --        --            200
                                              ----     -------      -------     -----        -------
Balance, December 31, 1994.................     60      29,159       (2,471)       --         26,748
  Net income...............................     --          --          337        --            337
  Shares issued in business combinations...     12      12,825           --        --         12,837
  Class A common stock acquired for
     treasury..............................     --          --           --      (330)          (330)
                                              ----     -------      -------     -----        -------
Balance, December 31, 1995.................     72      41,984       (2,134)     (330)        39,592
  Net income...............................     --          --        4,497        --          4,497
  Shares issued in business combination....      2       2,725           --        --          2,727
  Warrants issued in conjunction with
     financing.............................     --         686           --        --            686
  Net proceeds from stock offering.........     38      44,402           --        --         44,440
  Proceeds from exercise of stock
     options...............................     --          59           --        --             59
                                              ----     -------      -------     -----        -------
Balance, December 31, 1996.................   $112     $89,856      $ 2,363     $(330)       $92,001
                                              ====     =======      =======     =====        =======

 The accompanying notes are an integral part of these consolidated statements.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
                             (AMOUNTS IN THOUSANDS)

                                                                1994        1995        1996
                                                              ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $     250   $     337   $   4,497
  Adjustments to reconcile net income to net cash provided
    by operating activities --
    Depreciation............................................      7,828      28,817      63,324
    Amortization............................................        534       1,761       2,396
    Deferred income tax provision...........................         (8)        540       2,479
    Warrants issued in connection with financing............         --          --         686
    Provision for doubtful accounts.........................       (282)      1,796         320
  Changes in certain assets and liabilities, net of effects
    of 1994, 1995 and 1996 acquisitions --
    Receivables.............................................       (871)    (11,189)     (6,230)
    Vehicle inventory.......................................         --      (7,995)     (3,463)
    Other assets............................................     (1,788)        387      (1,350)
    Accounts payable........................................     (2,259)      9,484      (9,469)
    Accrued and other liabilities...........................        256      (7,790)      1,189
                                                              ---------   ---------   ---------
        Net cash provided by operating activities...........      3,660      16,148      54,379
                                                              ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Change in restricted cash balance.........................    (32,691)    (13,271)      1,395
  Proceeds from sale of revenue earning vehicles............     73,728     293,905     460,550
  Proceeds from sale of property and equipment..............         51          --          --
  Purchases of revenue-earning vehicles.....................   (155,176)   (315,863)   (517,079)
  Purchases of property and equipment.......................       (637)     (4,562)     (2,608)
  Purchases of franchise rights.............................     (1,839)         --          --
  Payment for acquisitions, net of cash acquired............     (5,727)     (6,507)     (5,064)
                                                              ---------   ---------   ---------
        Net cash used in investing activities...............   (122,291)    (46,298)    (62,806)
                                                              ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sales of stock, net.........................     28,948          --      44,499
  Net increase (decrease) in vehicle obligations............     (5,760)     20,947    (220,901)
  Net increase (decrease) in working capital facilities.....         --       6,890      (9,500)
  Proceeds from notes payable --
    Medium term notes.......................................    105,682          --     176,000
    Convertible subordinated notes..........................         --          --      80,000
    Related party...........................................      1,392          --          --
    Other...................................................      2,610       3,399          --
  Principal payments --
    Related party...........................................     (3,200)       (276)     (4,900)
    Other...................................................     (5,665)       (259)     (4,197)
    Capital leases..........................................       (410)       (666)       (204)
  Payment of financing fees.................................     (1,614)        (76)     (2,237)
  Distributions on redeemable preferred stock...............       (183)         --          --
  Repayment of redeemable preferred stock...................     (2,747)         --          --
  Dividends to common stockholders..........................        (47)         --          --
  Purchase of treasury stock................................         --        (330)         --
                                                              ---------   ---------   ---------
        Net cash provided by financing activities...........    119,006      29,629      58,560
                                                              ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........        375        (521)     50,133
Cash and cash equivalents, beginning of year................        503         878         357
                                                              ---------   ---------   ---------
Cash and cash equivalents, end of year......................  $     878   $     357   $  50,490
                                                              =========   =========   =========

 The accompanying notes are an integral part of these consolidated statements.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Budget Group, Inc. (the "Company") engages in the business of the daily rental of vehicles, including cars, trucks and passenger vans and the sale of late-model used vehicles. The Company is the largest United States franchisee of Budget Rent a Car ("Budget"), operating franchises granted by Budget Rent a Car Corporation ("BRACC") through its operating subsidiaries serving thirteen metropolitan regions in the United States. These franchises include Philadelphia and Pittsburgh, Pennsylvania; San Diego, California; Southern California (excluding San Diego); Phoenix, Arizona; Cincinnati and Dayton, Ohio; Albany and Rochester, New York; Charlotte, North Carolina; Richmond, Virginia; Hartford, Connecticut and Fort Wayne, Indiana. The Company engages in the sale of late-model used vehicles in San Diego and Los Angeles, California; Dayton and Cincinnati, Ohio; Philadelphia, Pennsylvania; Charlotte, North Carolina; Richmond, Virginia and Indianapolis, Indiana. MCK Realty, Inc. ("MCK") leases certain facilities to the Company and is owned by the Company's principal stockholders. Because MCK is controlled by the Company and the Company has guaranteed the lease payments assigned to a bank, MCK is included in the consolidated financial statements of the Company.

  Basis of Presentation

     Concurrent with the Company's 1994 initial public offering (Note 2), the Company exchanged 563,400 shares of Class A common stock and 1,936,450 shares of Class B common stock for all of the outstanding common stock of its San Diego, Albany, Richmond and Rochester franchises ("the combined companies") which, accordingly, became wholly owned subsidiaries (the "Share Exchange"). The 1994, 1995 and 1996 consolidated financial statements include the accounts of Team Rental Group, Inc., its wholly owned subsidiaries and MCK. All significant intercompany accounts have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments including money market funds, commercial paper and time deposits purchased with an original maturity of three months or less to be cash equivalents.

  Restricted Cash

     Restricted cash consists of Medium Term Notes proceeds not currently invested in eligible revenue earning vehicles. Under the terms of the Medium Term Notes Indentures, the Company is required to purchase revenue earning vehicles with the proceeds or maintain the excess as restricted cash.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

  Vehicle Inventory

     Vehicle inventory is stated at the lower of cost (determined based on specific identification) or market.

  Revenue-Earning Vehicles

     Revenue-earning vehicles are stated at cost less related discounts and manufacturers' incentives and are depreciated over their estimated economic lives or at rates corresponding to manufacturers' repurchase program guidelines, where applicable. Depreciation rates generally range from 1.0% to 2.5% per month. Management periodically reviews depreciable lives and rates based on a variety of factors including general economic conditions and estimated holding periods of the vehicles. Gains and losses upon the sale of revenue-earning vehicles are recorded as an adjustment to depreciation expense.

  Property and Equipment

     Property and equipment is recorded at cost. Depreciation is being provided on the straight-line method over the following estimated useful lives:

Buildings................................  10-23 years
Equipment, furniture and fixtures........  3-10 years
Capital leases and leasehold
  improvements...........................  Lesser of estimated useful lives or terms of related leases

  Deferred Financing Fees

     Direct costs incurred in connection with the Company's borrowings have been deferred and are being amortized over the terms of the related loan agreements on the straight-line method.

     On July 9, 1996, the Company utilized proceeds from its public offering of Class A common stock to repay a $10,000 bridge financing facility it had obtained from a bank in the second quarter of 1996. In conjunction with this bank financing, the Company issued warrants valued at $700, which are included in additional paid-in capital, and paid additional fees of approximately $1,000. As a result of this repayment, the Company wrote off all unamortized fees related to this financing, totaling $1,275.

  Prepaid Royalty Fees

     Prepaid royalty fees of $1,217 and $739 (net of accumulated amortization of $783 and $1,261) at December 31, 1995 and 1996, respectively, are related to the abatement of fees at the Company's Philadelphia operations through June 15, 1999 and are recorded in other assets. The prepaid fees are being amortized using an accelerated method over the royalty abatement period of five years. Amortization of the prepaid royalty fees of $203, $580 and $478 is reflected in direct vehicle and operating expenses in the accompanying consolidated statements of income for the years ended December 31, 1994, 1995 and 1996, respectively.

  Franchise Rights

     Franchise agreements are renewable for an unlimited number of one- and five-year periods, subject to certain terms and conditions. Fees paid for franchise rights are capitalized and amortized using the straight-line method over forty years. The Company believes that the vehicle rental industry and,

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

therefore, vehicle rental franchises have an expected life in excess of forty years and the industry will continue as long as the automobile is an accepted method of transportation. The specific markets the Company serves are considered to be stable and are locations which are major national or regional commercial centers that attract business and leisure travelers who need rental vehicles. Circumstances that would indicate possible impairment to franchise rights include the failure of BRACC to maintain its international network of rental car franchises, the termination of the Company's presence in one or more major airport markets, or a significant permanent decline in cash flows from rental operations. The impairment would be measured as the amount by which the carrying value of the related asset exceeds the present value of estimated future annual cash flows generated by the franchise operations utilizing an appropriate discount rate. Management has determined that no material impairment of franchise rights existed at December 31, 1995 or 1996.

  Other Intangible Assets

     Other intangible assets consists of the goodwill recorded related to the ValCar acquisition (see Note 3). Goodwill is amortized using the straight-line method over forty years. Amortization expense of $35 is reflected in the accompanying consolidated statement of income for the year ended December 31, 1996. The Company evaluates the realizability of its goodwill based upon the nondiscounted cash flows and operating income expected to be generated by the assets purchased in the acquisition giving rise to the goodwill. Any impairment would be measured as the amount by which the carrying value of the goodwill exceeds the present value of estimated future annual cash flows generated by the assets purchased utilizing an appropriate discount rate. Management has determined that no material impairment of goodwill existed at December 31, 1996.

  Advertising, Promotion and Selling

     Advertising, promotion and selling expense are charged to expense as incurred. The Company incurred advertising expense of $412, $2,347 and $6,912 in 1994, 1995 and 1996, respectively.

  Income Taxes

     The Company accounts for income taxes using an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the future years in which they occur.

  Earnings Per Common and Common Equivalent Share

     Earnings per common and common equivalent share for the year ended December 31, 1994, was computed assuming all of the outstanding common stock of the combined companies (which totaled 2,500,000 shares) was outstanding the entire year and the shares issued in connection with the initial public offering and the Fort Wayne acquisition were outstanding from the dates issued. Earnings per common and common equivalent share for the years ended December 31, 1995 and 1996, were based on the weighted average number of common shares outstanding during the year considering the acquisitions in each respective year and the purchase of treasury stock.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 establishes new

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

standards for computing and presenting earnings per share ("EPS"). Specifically, SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS, requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997; earlier application is not permitted. Management has determined that the adoption of SFAS No. 128 will not have a material effect on the accompanying consolidated financial statements.

  Retention of Self-Insured Risks

     At December 31, 1996, the Company has automobile liability insurance coverage of up to $6,000, with a $500 retention per occurrence with respect to personal injury and damage claims arising from the use of its vehicles, except with respect to vehicles rented through its Los Angeles, San Diego and Phoenix operations. Under California law, vehicle rental customers are primarily liable for damages arising from the use of rental vehicles. Vehicle rental companies are secondarily liable for such damages up to an amount limited by California law to $35 per occurrence, unless the vehicle rental company has negligently maintained the vehicle or has "negligently entrusted" the vehicle to a rental customer. In addition, a vehicle rental company can be held liable for damages arising from use of its vehicles by its employees. The Company's Phoenix operations are self-insured, with a $500 retention. The Company's workers compensation coverage is subject to a $500 retention. The Company's general liability coverage is $1,000 per occurrence, $2,000 aggregate coverage with no retention.

     The Company provides reserves on reported claims and claims incurred but not reported at each balance sheet date based on actuarial estimates. The actuarially determined reserves are necessarily based on estimates, and while management believes that the amounts are adequate, the ultimate liability may be in excess of, or less than, the amounts provided. Such estimates are reviewed and evaluated in light of claim experience and existing circumstances. Any changes in estimates from this review process are reflected in operations currently.

  Environmental Costs

     The Company's operations include the storage and dispensing of gasoline. Expenses in connection with the remediation of accidental fuel discharges at various locations are provided for when it is probable that obligations have been incurred and amounts can be reasonably estimated. The Company has made no material payments for environmental remediation that have not been reimbursed by responsible parties.

  Stock Options

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), which encourages, but does not require, companies to adopt the fair value based method of accounting for stock-based employee compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Companies are also permitted to continue to account for such transactions under Accounting Principles Board ("APB") Opinion No. 25, but are required to disclose, on a pro forma basis, net income and, if presented, earnings per share, as if the fair value based method of accounting had been applied.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

     Effective January 1, 1996, the Company elected to adopt only the disclosure requirements of SFAS No. 123. Accordingly, the Company will continue to account for stock-based employee compensation under APB Opinion No. 25.

2. PUBLIC STOCK OFFERINGS

     The Company sold 3,300,000 shares of Class A common stock on August 25, 1994 and 154,400 shares of Class A common stock on September 19, 1994 at $9.50 per share to investors in an initial public offering resulting in gross proceeds of $32,800 to the Company. Net proceeds to the Company after offering expenses were $28,948. The net proceeds were used to acquire certain assets (certain liabilities were also assumed) of Freedom River, Inc. ("Freedom River"), capitalize Team Fleet Finance Corporation ("TFFC"), a wholly owned subsidiary, acquire vehicles under operating leases, redeem the outstanding redeemable preferred stock, acquire the Budget Rent a Truck franchise rights for San Diego, California, repay loans and accrued interest to related and non-related third parties, and purchase equipment leased from related parties.

     The Company sold an additional 3,821,007 shares of Class A common stock on July 2, 1996 at $13.00 per share to investors in a public offering resulting in gross proceeds of $49,673 to the Company. Net proceeds to the Company after offering expenses were $44,440. The net proceeds were used to repay certain outstanding indebtedness and for general corporate purposes.

3. ACQUISITIONS

     During 1994, 1995 and 1996, the Company acquired certain Budget franchise operations, a retail vehicle sales operation and a commuter van pooling operation. The acquisitions have been accounted for under the purchase method of accounting and, accordingly, the Company has allocated the cost of the acquisitions on the basis of the estimated fair value of the assets acquired and liabilities assumed. The 1996 allocation for the ValCar Acquisition, as further discussed below, is based on a preliminary estimate related to litigation claims and may be revised at a later date. The accompanying consolidated statements of income and cash flows reflect the operations of the acquired companies from their respective acquisition dates.

1994 ACQUISITIONS

  Freedom River

     Concurrent with the initial public offering, the Company acquired certain assets and assumed certain operating liabilities of Freedom River from Chrysler Credit Corporation ("CCC"), a secured creditor of Freedom River, pursuant to a private foreclosure sale conducted by CCC. The assets acquired consisted of the Budget vehicle rental operations in the Philadelphia and Pittsburgh, Pennsylvania and Cincinnati, Ohio metropolitan areas. Substantially all of Freedom River's assets, other than its fleet, were purchased for approximately $10,600.

  Fort Wayne Franchise

     In November 1994, the Company exchanged 18,500 shares of Class A common stock for all of the outstanding common stock of Fort Wayne Rental Group, Inc. located in Fort Wayne, Indiana. A principal stockholder and director of the Company, who was a stockholder of Fort Wayne Rental Group, Inc., received 7,400 shares of Class A common stock in this transaction.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

1995 ACQUISITIONS

  Dayton Franchise

     In January 1995, the Company purchased all of the outstanding stock of Don Kremer, Inc. located in Dayton, Ohio, for $1,300. The acquisition funding consisted of $650 cash and two notes totaling $650.

  Charlotte Franchise

     In January 1995, the Company purchased all of the outstanding stock of MacKay Car & Truck Rentals, Inc., located in Charlotte, North Carolina, for approximately $8,405, consisting of cash of $8,277 and 13,483 shares of Class A common stock.

  Hartford Franchise

     In March 1995, the Company purchased all of the outstanding stock of Rental Car Resources, Inc., located in Hartford, Connecticut, for approximately $1,475 by issuing 157,333 shares of Class A common stock.

  BRAC-OPCO Franchise

     In October 1995, the Company purchased all of the outstanding stock of BRAC-OPCO, Inc., which operates Budget franchises in the greater Los Angeles area, excluding the vehicle rental operations at Los Angeles International Airport, for approximately $11,234 by issuing 1,050,000 shares of Class A common stock.

1996 ACQUISITIONS

  Van Pool Operations

     In February 1996, the Company purchased for a nominal amount all of the outstanding stock of VPSI, Inc. ("VPSI"), located in Detroit, Michigan. VPSI provides commuter van pooling services to business commuters in 22 states, and operated a rental fleet of approximately 3,400 vans as of December 31, 1996.

  Phoenix Franchise

     In March 1996, the Company purchased all of the outstanding stock of Arizona Rent-A-Car Systems, Inc., located in Phoenix, Arizona, for approximately $18,000, consisting of cash of $5,000, promissory notes of $10,000 and 272,727 shares of Class A common stock.

  ValCar Rental Car Sales, Inc.

     On August 1, 1996, the Company acquired all of the outstanding stock of ValCar Rental Car Sales, Inc. for $400 cash. ValCar owns and operates four retail vehicle sales facilities in Indianapolis, Indiana, and was formerly owned by a director and officer of the Company.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

     If the 1995 and 1996 acquisitions had occurred at the beginning of 1995, the Company's results of operations would have been as shown in the following table. The unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of 1995.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 1995         1996
                                                              ----------   ----------
                                                                    (UNAUDITED)
Operating revenue...........................................   $ 337,926    $ 389,557
Net income..................................................   $   3,512    $   2,961
Earnings per common share...................................   $    0.46    $    0.31

4. REVENUE-EARNING VEHICLES

     Revenue-earning vehicles consist of the following at December 31:

                                                                1995       1996
                                                              --------   --------
Revenue-earning vehicles....................................  $245,849   $335,461
Less -- accumulated depreciation and amortization...........   (25,922)   (16,204)
                                                              --------   --------
                                                              $219,927   $319,257
                                                              ========   ========

5. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at December 31:

                                                               1995       1996
                                                              -------   --------
Land and buildings..........................................  $10,160   $ 13,729
Leasehold improvements......................................    3,994      7,379
Furniture, fixtures and office equipment....................    7,069     13,167
                                                              -------   --------
                                                               21,223     34,275
Less -- accumulated depreciation and amortization...........   (8,720)   (15,773)
                                                              -------   --------
                                                              $12,503   $ 18,502
                                                              =======   ========

     Included in property and equipment at December 31, 1995 and 1996, are $827 and $580, respectively, of assets held under capital leases.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

6. NOTES PAYABLE

     Notes payable consist of the following at December 31:

                                                                1995       1996
                                                              --------   --------
Medium term notes:
  Senior....................................................  $138,500   $304,500
  Subordinated..............................................     7,182     17,182
Convertible subordinated notes..............................        --     80,000
Vehicle obligations.........................................   149,965     38,438
Working capital facilities..................................     9,500         --
Related party obligations...................................     5,792        892
Other notes payable.........................................     7,294     13,097
                                                              --------   --------
                                                              $318,233   $454,109
                                                              ========   ========

  Medium Term Notes

     Medium term notes are comprised of notes issued by TFFC in August 1994 ("TFFC-94 notes"), notes assumed in the acquisition of BRAC-OPCO, Inc. in October 1995 ("OPCO notes") and notes issued by TFFC in December 1996 ("TFFC-96 notes")(collectively, "MTN notes"). MTN notes are secured by the underlying vehicles and restricted cash of $66,336 at December 31, 1996.

     The TFFC-94 notes consist of senior notes and subordinated notes. The senior notes, with an aggregate principal balance of $100,000 at December 31, 1995 and 1996, bear interest at an average LIBOR rate, as defined, plus 0.75% (6.38% per annum at December 31, 1996). Monthly principal payments of $16,667 commence in June 1999 with the last payment due in November 1999. The subordinated notes, with an aggregate principal balance of $5,682 at December 31, 1995 and 1996, bear interest at an average LIBOR rate, as defined, plus 1.30% (6.93% per annum at December 31, 1996) and are payable in full in December 1999. Interest on the TFFC-94 notes is payable monthly.

     The OPCO notes consist of senior notes and subordinated notes. The senior notes, with an aggregate principal balance of $38,500 at December 31, 1995 and 1996, bear interest at an average LIBOR rate, as defined, plus 0.60% (6.23% per annum at December 31, 1996). Monthly principal payments of $4,812 commence in November 1997 with the last payment due in June 1998. The subordinated notes, with an aggregate principal balance of $1,500 at December 31, 1995 and 1996, bear interest at an average LIBOR rate, as defined, plus 1.0% (6.63% per annum at December 31, 1996) and are payable in full in December 1998. Interest on the OPCO notes is payable monthly.

     The TFFC-96 notes consist of senior notes and subordinated notes. The senior notes, with an aggregate principal balance of $166,000 at December 31, 1996, bear interest at 6.65% per annum. Monthly principal payments of $13,833 commence in 2001 with the last payment due in 2002. The subordinated notes, with an aggregate principal balance of $10,000 at December 31, 1996, bear interest at 7.10% per annum and are payable in full in 2002. Interest on the TFFC-96 notes is payable monthly.

  Convertible Subordinated Notes

     In December 1996, the Company issued convertible subordinated notes with an aggregate principal amount of $80,000 bearing interest at 7% per annum due 2003. At a conversion price of $20.07, the convertible subordinated notes are convertible into 3,986,049 shares of Class A Common Stock. See Note 16.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

  Vehicle Obligations

     Vehicle obligations consist of outstanding lines of credit to purchase rental vehicles and retail car sales inventory. Collateralized lines of credit at December 31, 1996, consist of $203,000 for rental vehicles and $26,000 for retail car sales inventory with maturity dates ranging from April 1997 to May 1998. Vehicle obligations are collateralized by revenue earning vehicles financed under these credit facilities and proceeds from the sale, lease or rental of rental vehicles and retail car sales inventory.

     Vehicle obligations relating to the rental fleet are generally amortized over 5 to 15 months with monthly principal payments ranging from 2% to 3% of the capitalized vehicle cost. When rental vehicles are sold, the related unpaid obligation is due. Interest payments for rental fleet facilities are due monthly at annual interest rates ranging from 7.0% to 8.75% at December 31, 1996. Management expects vehicle obligations will generally be repaid within one year with proceeds received from either the repurchase of the vehicles by the manufacturers in accordance with the terms of the manufacturers' rental fleet programs or from the sale of the vehicles.

     In November 1996, Team Fleet Services Corporation ("TFSC") and VPSI, wholly owned subsidiaries of the Company, entered into Revolving Credit Agreements with NationsBank, National Association (South), as Agent (the "Agent") for the lenders party thereto, providing for up to $100,000 and $50,000, respectively, of financing for the acquisition of program vehicles (the "Revolving Credit Facilities"). The interest rates of loans under the Revolving Credit Facilities are, at the option of TFSC and VPSI and up to certain amounts, based on the Agent's prime rate, LIBOR or CD rates. The weighted average interest rate of loans outstanding under the Revolving Credit Facilities at December 31, 1996, was 7.125%.

     Monthly payments of interest are required on obligations relating to vehicle inventory at prime plus .25% (8.50% per annum at December 31, 1996). Vehicle inventory obligations are paid when the inventory is sold but in no event later than 120 days after the date of purchase.

  Working Capital Facilities

     At December 31, 1996, the Company had an unutilized working capital facility of $10,000, which requires monthly interest payments on the outstanding balance at LIBOR plus 2.50% (8.125% at December 31, 1996). This facility, which expires in April 1997, is collateralized by accounts receivable, vehicle inventory, property and equipment, certain intangibles, investments and all other personal property of the Company and guarantees of certain subsidiaries. This agreement is subject to certain covenants, the most restrictive of which requires the Company to maintain certain financial ratios and minimum tangible net worth and prohibits the payment of cash dividends. At December 31, 1996, the Company was in compliance with all covenants.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

     Future principal payments of notes payable at December 31, 1996 are as follows:

YEAR ENDING
DECEMBER 31,                                                   AMOUNT
------------                                                  --------
1997........................................................  $ 61,906
1998........................................................    30,376
1999........................................................   105,682
2000........................................................       145
2001........................................................   110,667
Thereafter..................................................   145,333
                                                              --------
                                                              $454,109
                                                              ========

7. RELATED PARTY TRANSACTIONS

     The Company leases facilities from entities owned by certain stockholders. Operating lease payments for the years ended December 31, 1994, 1995 and 1996, were $196, $220 and $227, respectively. MCK has assigned lease payments from the Company to a bank.

     Prior to the acquisition of the Fort Wayne operations (see Note 3), the Company leased fleet vehicles to Fort Wayne Rental Group, Inc. for approximately $366 for the year ended December 31, 1994.

     At December 31, 1995 and 1996, the Company had non-interest bearing notes receivable totaling $61 and $58 due from a stockholder and director which are payable on demand. Additionally, at December 31, 1996, the Company had a payable to a stockholder and director in the amount of $1,500 which is included in accrued and other liabilities on the accompanying consolidated balance sheet. The outstanding balance bears interest at prime plus 2.0% (10.25% per annum at December 31, 1996), is unsecured and is payable on demand.

     Approximately $564 and $4,013 of cash and cash equivalents are on deposit with or are being held as agent for the Company by a bank at December 31, 1995 and 1996, respectively. A stockholder and director of the Company serves on the bank's board of directors.

     In connection with the Los Angeles acquisition, the Company entered into a franchise agreement with the seller to pay a royalty of 5% of the monthly gross revenues derived from those operations, as well as the Company's San Diego operations. A director of the Company is the Chief Executive Officer and a general partner of the seller. In 1996, the Company paid the seller approximately $3,700 in royalty fees in accordance with this agreement.

8. LEASES

     The Company leases certain revenue earning vehicles and facilities under leases that expire at various dates through May 2014. Generally, the facility leases are subject to payment increases based on cost of living indices and require the Company to pay taxes, maintenance, insurance and certain other operating expenses. Certain facility leases require the Company to pay fixed amounts plus contingent rentals based on gross rental revenues, as defined, and gasoline sales.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

     Future minimum payments under noncancellable leases at December 31, 1996 are as follows:

                                                              CAPITAL   OPERATING
YEAR ENDING DECEMBER 31,                                      LEASES     LEASES
------------------------                                      -------   ---------
  1997......................................................   $ 210     $10,935
  1998......................................................     172       8,654
  1999......................................................     167       7,704
  2000......................................................     137       5,934
  2001......................................................       3       2,549
  Thereafter................................................      --       9,208
                                                               -----     -------
                                                               $ 689     $44,984
                                                                         =======
  Less -- amounts representing interest.....................    (109)
                                                               -----
                                                               $ 580
                                                               =====

     Rent expense consists of the following:

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1994     1995       1996
                                                          ------   -------   --------
Revenue earning vehicles................................  $3,121   $ 1,518   $  1,555
Facilities:
  Minimum rentals.......................................   1,990     5,914     14,422
  Contingent rentals....................................   1,923     3,502      3,353
                                                          ------   -------   --------
          Total.........................................  $7,034   $10,934   $ 19,330
                                                          ======   =======   ========

9. INCOME TAXES

     The provision for income taxes consists of the following:

                                                              YEAR ENDED DECEMBER 31,
                                                             -------------------------
                                                             1994     1995      1996
                                                             -----    -----    -------
Current:
  Federal..................................................   $184     $ --     $   92
  State....................................................     --      145        750
Deferred:
  Federal..................................................    (23)     470      2,161
  State....................................................     15       70        318
                                                              ----     ----     ------
                                                              $176     $685     $3,321
                                                              ====     ====     ======

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

     The provision for income taxes differs from the amount computed using the statutory federal income tax rate as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                             -------------------------
                                                             1994     1995      1996
                                                             -----    -----    -------
Income tax provision at federal statutory rate.............   $130     $348     $2,658
Effect of (earnings) losses of nontaxable (subchapter S)
  companies................................................    645       --        (87)
Nondeductible portion of amortization of franchise rights
  and goodwill.............................................     12       94        306
State tax provision, net of federal benefit................     30      215        391
Benefit of net operating loss carryforwards................   (645)      --         --
Other......................................................      4       28         53
                                                              ----     ----     ------
                                                              $176     $685     $3,321
                                                              ====     ====     ======

     The tax effects of temporary differences that give rise to the Company's deferred tax assets and liabilities are as follows at December 31:

                                                               1995      1996
                                                              -------   -------
Deferred tax assets:
  Net operating loss carryforwards..........................  $13,195   $16,846
  Non-deductible reserves...................................    2,267     5,459
  Alternative minimum tax carryforward......................      197       966
  Valuation allowance.......................................   (7,378)   (9,515)
                                                              -------   -------
                                                                8,281    13,756
                                                              -------   -------
Deferred tax liabilities:
  Difference between book and tax bases of revenue earning
     vehicles and property and equipment....................    8,690    19,327
  Franchise rights..........................................    1,292     1,835
                                                              -------   -------
                                                                9,982    21,162
                                                              -------   -------
  Net deferred tax liability................................  $ 1,701   $ 7,406
                                                              =======   =======

     Concurrent with the Share Exchange in 1994, the nontaxable status of the commonly owned companies was terminated and a deferred tax liability of approximately $1,169 was recorded with a corresponding charge to the accumulated deficit.

     At December 31, 1996, the Company and its subsidiaries have federal tax loss carryforwards of approximately $43,360 expiring between December 2005 and December 2011. The Company has recorded a valuation allowance for a portion of the acquired net operating loss carryforwards due to the uncertainty of their ultimate realization. Any subsequently recognized tax benefits attributed to the change in the valuation allowance will reduce franchise rights. The increase in the valuation allowance during 1996 resulted from an increase related to net operating loss carryforwards and uncertainty regarding their ultimate realization.

     The Internal Revenue Code places limitations on the utilization of net operating losses and similar tax attributes by a corporation in the event of a stock ownership change aggregating more than 50% over a specified time period. Net operating loss carryforwards in existence when ownership changes occur are subject to an annual utilization limitation that may restrict the future utilization of the net operating losses.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

Similarly, utilization of losses generated during years when separate returns have been filed may be limited in the future. Such limitations have been considered in the determination of deferred income taxes.

10. BENEFIT PLANS

  Stock Options

     On April 25, 1994, the Company adopted the 1994 Incentive Stock Option Plan (the "ISO Plan") and the 1994 Directors' Stock Option Plan (the "Directors' Plan"). The Company accounts for these plans under APB Opinion No. 25 under which no compensation cost has been recognized. Had compensation cost been determined consistent with SFAS No. 123, the Company's net income and EPS would have been reduced to the following unaudited pro forma amounts:

                                                                      FOR THE YEAR ENDED
                                                                         DECEMBER 31,
                                                                      ------------------
                                                                       1995       1996
                                                                      -------    -------
Net Income.......................  As Reported......................   $  377     $4,497
                                   Pro Forma........................      (36)     3,375
Primary Earnings Per
  Common and Common
  Equivalent Share...............  As Reported......................     0.05       0.47
                                   Pro Forma........................    (0.01)      0.36

     Because the SFAS No. 123 method of accounting has only been applied to options granted in 1995 and 1996, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     The ISO Plan provides for the issuance of up to 760,000 shares of Class A or Class B common stock to key employees. The ISO Plan stock options may be either incentive stock options or nonqualified options and expire ten years after the date of grant. The exercise price of incentive stock options may not be less than the fair market value of the underlying shares at the date of grant. The exercise price for nonqualified options may not be less than 85% of the fair market value of the underlying shares or, if greater, the book value of the underlying shares at the date of grant.

     The Directors' Plan provides for the issuance of shares of Class A common stock to directors of the Company who are not employees of the Company. The Directors' Plan stock options are nonqualified, vest six months following the date of grant and expire ten years after the date of grant. The exercise price of the nonqualified options under the Directors' Plan is the fair market value of the underlying shares at the date of grant.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

     A summary of the status of the Company's two stock option plans at December 31, 1995 and 1996, and activity during the years then ended is presented in the table and narrative below:

                                                                      WEIGHTED AVERAGE
                                                            SHARES     EXERCISE PRICE
                                                            -------   ----------------
Outstanding -- December 31, 1994..........................   15,000        $ 9.50
  Granted.................................................  202,000          9.50
                                                            -------
Outstanding -- December 31, 1995..........................  217,000          9.50
  Granted.................................................  547,650         11.70
  Exercised...............................................   (6,200)         9.50
  Forfeited...............................................   (8,600)        11.13
                                                            -------
Outstanding -- December 31, 1996..........................  749,850         11.09
                                                            =======

     As of December 31, 1996, options for 585,850 shares and 164,000 shares of Class A and Class B common stock, respectively, remained outstanding under the Company's stock option plans.

                                                               1995     1996
                                                              ------   -------
Exercisable at end of year --
  Shares....................................................  15,000   247,700
  Weighted average exercise price...........................   $9.50     $9.76
Weighted average fair value of options granted during the
  year......................................................   $4.52     $5.48

     At December 31, 1996, 62,500 of the 749,850 options outstanding have exercise prices between $9.50 and $11.25 with a weighted average exercise price of $10.55 and a weighted average remaining contractual life of 8.8 years. All of these options are exercisable. The remaining 687,350 options have exercise prices between $9.50 and $17.50, with a weighted average exercise price of $11.14 and a weighted average remaining contractual life of 9.0 years. Of these options, 185,200 are exercisable; their weighted average exercise price is $9.50.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. For options granted under the ISO Plan, a risk-free rate of return of 6.21% and an expected life of three years were assumed. For options granted under the Directors' Plan, a risk-free rate of return of 6.49% and an expected life of seven years were assumed. Additionally, for each option plan there was no expected dividend yield and an expected volatility of 60%.

  Profit Sharing Plan

     The Company adopted a Profit Sharing Plan with a 401(k) arrangement under the Internal Revenue Code effective January 1, 1996. Employees are eligible to participate after completing one year of service and attaining age 21. Participants may contribute 1%-15% of their gross compensation. The Company may make discretionary contributions not to exceed 15% of the total plan compensation. During 1996, the Company made discretionary contributions of approximately $146.5 to the Profit Sharing Plan.

11. COMMON STOCK WARRANT

     Concurrently with the Freedom River acquisition and in consideration of the abatement of certain future royalty fees to BRACC with respect to Freedom River's Philadelphia vehicle rental operation and other consideration received from BRACC, the Company issued a warrant to BRACC (the "Common Stock Warrant") to purchase 175,000 shares of Class A common stock at the initial public offering price.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

The warrant became exercisable on August 24, 1996, and expires on August 24, 1999. Subsequent to August 24, 1998, and prior to August 24, 1999, BRACC will have the right to cause the Company to repurchase the Common Stock Warrant for $2,000. The Company has reserved Class A common stock for the Common Stock Warrant.

12. COMMITMENTS AND CONTINGENCIES

  Franchise Agreements

     The Company has various franchise agreements with BRACC which require the payment of monthly royalty fees. These fees vary from a flat fee of $13.25 per car to 7.5% of gross rental revenues, as defined in the franchise agreements. The above franchise agreements are renewable for an unlimited number of five-year periods, subject to certain terms and conditions.

     Concurrent with the initial public offering, the Company purchased for $1,750 the direct franchise rights for Budget Rent a Truck facilities to operate in certain geographic locations in San Diego County and Imperial County, California. This reduced substantially all truck rental royalty fees to 5% of gross rental revenues, as defined. Prior to the purchase of the direct franchise rights, the Company paid royalty fees of 12% of gross rental revenue.

     The Company also participates in a "One-Way" truck rental program in San Diego County and Imperial County, California sponsored by BRACC whereby trucks owned by BRACC are stationed at the Company's facilities for one-way rental by outside parties. The Company retains fees for Budget "One Way" truck rental revenue of 20%. Revenues from the "One-Way" truck rental program for the years ended December 31, 1994, 1995 and 1996 were $558, $1,027, and $1,451, respectively.

  Sublicense Agreements

     The Company has sublicense agreements with Budget of Southern California which entitles the Company to operate Budget Car Rental facilities in Southern California. Sublicense fees to Budget of Southern California range from 5% to 6.5% of gross revenues as defined in the sublicense agreements.

     The Company also has a sublicense agreement with Transportation Storage Associates ("TSA") for the right to rent trucks in and around Los Angeles County. Fees to TSA are 12% of gross revenues as defined in the sublicense agreement.

     Royalty and sublicense fees expensed by the Company for the years ended December 31, 1994, 1995 and 1996 were $2,348, $5,715 and $9,598, respectively.
Budget reservation fees expensed by the Company for the years ended December 31, 1994, 1995 and 1996 were $1,574, $3,904 and $6,375, respectively.

  Regulatory and Environmental Matters

     The Company is subject to various federal, state and local laws and regulations that affect its operations, including those relating to the sale of loss damage waivers, vicarious liability of vehicle owners, consumer protection, advertising, used vehicle sales, the taxing and licensing of vehicles, franchising operations and sales, and environmental protection and clean-up.

     The Company maintains an environmental compliance program designed to maintain compliance with applicable technical and operational requirements, including periodic integrity testing of underground storage tanks and providing financial assurance for remediation of spills or releases. The Company believes that its operations currently are in compliance, in all material respects, with such

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

regulatory requirements. However, there are several technical specifications regarding underground storage tanks applicable to the Company's facilities, many of which will become effective in 1998. The Company believes that the remaining costs of complying with these requirements for 1997 and 1998 will be approximately $3 million.

  Litigation

     The Company has contingencies with respect to litigation arising in the ordinary course of business. In the opinion of management, such litigation will not result in any loss which would materially affect the financial position or results of operations of the Company.

13. FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosure about Fair Value of Financial Instruments. The estimated fair value amounts are determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amount.

  Cash and Cash Equivalents, Restricted Cash, Receivables and Accounts Payable

     The carrying amounts of these financial assets and liabilities at December 31, 1995 and 1996, approximate fair value because of the short maturity of these instruments.

  Notes Payable

     The carrying amount of a portion of the Company's notes payable approximates fair value at December 31, 1995 and 1996, since the debt is at floating interest rates. The carrying amount of the Company's fixed-rate notes payable approximates fair value at December 31, 1996, due to the recent issuance of such debt.

  Common Stock Warrant

     The estimated fair value is based on a pricing model which considers stock volatility and the put feature of the Common Stock Warrant. The estimated fair value was $1,750 at December 31, 1996.

14. SUPPLEMENTAL CASH FLOW DISCLOSURES

     In 1996, the Company issued approximately 272,727 shares of Class A common stock with a value of $2,727 and notes payable of $10,000 for the 1996 acquisitions. The Company issued approximately 1,220,816 shares of Class A common stock with a value of $12,837 and notes payable of $650 for the 1995 acquisitions.

     In 1994, $525 of revenue earning vehicles and property and equipment were financed through capital leases. The terms of a capital lease with certain stockholders and a director were modified and, therefore, the capital lease asset and obligation of $536 were eliminated. The net book value of the facility lease and capital lease obligation of $536 was deducted from proceeds from the sale of property and equipment and principal payments of capital lease obligations, respectively. The Company also issued

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

$200 of Class A common stock to acquire the Fort Wayne franchise. In addition, property and equipment of $4,441 were acquired and notes payable of $4,016 were assumed in connection with the Freedom River acquisition.

     In 1994, the Company recorded prepaid royalty fees and the Common Stock Warrant of $2,000 for the abatement of certain fees (see Note 11).

     The Company paid interest of $4,091, $13,764 and $26,955 in 1994, 1995 and 1996, respectively.

     Income taxes of $182, $346 and $1,017 were paid in 1994, 1995 and 1996, respectively.

15. SEGMENT INFORMATION

     The Company is engaged in the business of the daily rental of vehicles, principally cars, trucks, and passenger vans, and the retail sale of used vehicles. Segment information for the year ended December 31, 1996, is as follows:

                                                   RETAIL VEHICLE   VEHICLE
                                                       SALES         RENTAL    CONSOLIDATED
                                                   --------------   --------   ------------
Sales to unaffiliated customers..................     $134,120      $223,250     $357,370
Depreciation and amortization....................        1,482        63,685       65,167
Operating income.................................        1,857        33,410       35,267
Income before provision for income taxes.........          409         7,409        7,818
Identifiable assets..............................       48,885       538,338      587,223
Capital expenditures -- revenue earning
  vehicles.......................................           --       517,079      517,079

     Segment information for the year ended December 31, 1995, is as follows:

                                                   RETAIL VEHICLE   VEHICLE
                                                       SALES         RENTAL    CONSOLIDATED
                                                   --------------   --------   ------------
Sales to unaffiliated customers..................     $42,662       $107,067     $149,729
Depreciation and amortization....................         193         29,483       29,676
Operating income.................................       1,254         12,926       14,180
Income (loss) before provision for income
  taxes..........................................       1,869           (847)       1,022
Identifiable assets..............................      30,195        356,128      386,323
Capital expenditures -- revenue earning
  vehicles.......................................          --        315,863      315,863

     The Company operated in only the rental segment for the year ended December 31, 1994.

                      BUDGET GROUP, INC. AND SUBSIDIARIES

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

16. SUBSEQUENT EVENTS

     On April 29, 1997, pursuant to stock purchase agreements entered into on January 13, 1997, the Company completed its acquisition of Budget Rent a Car Corporation ("BRACC") in a purchase transaction and changed its name to Budget Group, Inc. In conjunction with and concurrent to the BRACC acquisition, the Company sold 8,625,000 shares of Class A common stock at a price of $21.625 in a public offering raising proceeds, net of offering costs incurred, of $177,200. The Company also issued 4,500 shares of Series A convertible, non-voting preferred stock, each share of which is convertible into 1,000 shares of the Company's Class A common stock, to Ford Motor Company. The common shares underlying the preferred stock had a value of approximately $105,800 for purposes of determining the purchase price (based on the three day period surrounding January 13, 1997) and $95,175 at the time of issuance (based on the public offering price). The Company also entered into the following debt financing transactions concurrently with the acquisition: (i) $165,000 of guaranteed senior notes at a rate of 9.57% maturing 2007; (ii) $45,000 of convertible subordinated notes at a rate of 6.85%, convertible into 1,609,442 shares of Class A common stock based on a conversion price of $27.96 and maturing in 2007; (iii) a variable-rate commercial paper vehicle financing facility in the amount of $900,000; (iv) a $500,000 asset-backed note vehicle financing facility maturing in 2001 and 2002, composed of a senior note in the amount of $472,500 bearing interest at a rate of 7.35% and a subordinated note in the amount of $27,500 bearing interest at a rate of 7.80%; and (v) a $300,000 five-year accrued working capital facility bearing interest at an initial rate of 1.75% over LIBOR, guaranteed by the Company and secured primarily by accounts receivable, cash and unencumbered vehicles.

     In connection with the above mentioned debt financing transactions, the Company extended the maturity of the Convertible Subordinated Notes (see Note 6) to 2007.

     In order to accommodate the shares issued in connection with the BRACC acquisition, on April 22, 1997, the shareholders of the Company approved an increase in the number of authorized Class A common shares to 35,000,000 shares.

     On July 31, 1997, the Company acquired the fleet and certain other assets and assumed certain liabilities of Premier Car Rental, Inc. ("Premier") for approximately $87,200. Premier owns and operates 9,000 vehicles from 101 locations in 13 major U.S. markets. Premier will operate as its own brand and continue to serve the insurance replacement market, and the Company does not expect this acquisition to have a material effect on its earnings in 1997.

     On July 10, 1997, the Company acquired the Budget franchise located in Chattanooga, Tennessee for $3,200.

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,     MARCH 31,
                                                                  1996           1997
                                                              ------------    -----------
                                                                              (UNAUDITED)
                                                                    (IN THOUSANDS)
                                         ASSETS
Cash and cash equivalents...................................   $   59,547     $   52,877
Trade and vehicle receivables, net..........................      135,371        181,209
Accounts receivable, related parties........................       67,192              0
Prepaid expenses, inventories and deposits..................       50,146         51,151
Vehicle inventory...........................................       14,299         14,828
Revenue earning vehicles, net...............................    1,303,975      1,494,755
Property and equipment, net.................................      114,537        113,799
Other assets................................................       53,102         50,555
Intangibles, including goodwill, net........................      529,946        524,978
                                                               ----------     ----------
          Total assets......................................   $2,328,115     $2,484,152
                                                               ==========     ==========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Accounts payable and accrued expenses.......................   $  344,780     $  353,851
Accounts payable -- Ford....................................        2,994         20,922
Income taxes payable........................................          812         (4,495)
Notes payable -- Ford.......................................      846,708      1,016,363
Notes payable...............................................      983,678        970,951
                                                               ----------     ----------
          Total liabilities.................................    2,178,972      2,357,592
Mandatory redeemable preferred stock........................        5,178          5,272
STOCKHOLDERS' EQUITY
Common stock................................................           --             --
Additional paid-in-capital..................................      564,994        564,994
Costs incurred for raising equity capital...................       (9,555)        (9,555)
Pension liability adjustment................................      (12,409)       (12,409)
Foreign currency translation adjustment.....................       (7,497)       (10,639)
Retained earnings...........................................     (391,568)      (411,103)
                                                               ----------     ----------
          Total stockholders' equity........................      143,965        121,288
                                                               ----------     ----------
          Total liabilities and stockholders' equity........   $2,328,115     $2,484,152
                                                               ==========     ==========

     See accompanying notes to unaudited consolidated financial statements.

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Operating revenue:
  Rental revenue............................................  $221,778    $228,135
  Car sales revenue.........................................    22,734      20,913
  Royalties and other revenue...............................    17,259      17,363
                                                              --------    --------
          Total operating revenue...........................   261,771     266,411
                                                              --------    --------
Operating expenses:
  Direct vehicle and operating..............................    25,871      31,713
  Depreciation -- vehicles..................................    54,583      65,439
  Depreciation -- nonvehicle................................     6,502       6,413
  Cost of car sales.........................................    19,598      18,430
  Advertising, promotion and selling........................    19,441      27,585
  Facilities................................................    28,471      28,904
  Personnel.................................................    61,939      63,985
  General and administrative................................    17,638      14,430
  Amortization..............................................     4,185       4,180
                                                              --------    --------
          Total operating expenses..........................   238,228     261,079
                                                              --------    --------
Operating income............................................    23,543       5,332
                                                              --------    --------
Other (income) expense:
  Vehicle interest..........................................    22,949      22,589
  Other interest, net.......................................     7,265       7,043
                                                              --------    --------
          Total other (income) expense......................    30,214      29,632
                                                              --------    --------
Income before income taxes..................................    (6,671)    (24,300)
Provision for income taxes (benefit)........................       600      (4,860)
                                                              --------    --------
Net loss....................................................  $ (7,271)   $(19,440)
                                                              ========    ========

     See accompanying notes to unaudited consolidated financial statements.

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND THE
                 THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

                                                                 COSTS
                                                               INCURRED                    FOREIGN
                                                 ADDITIONAL   FOR RAISING    PENSION      CURRENCY
                          PREFERRED    COMMON     PAID-IN       EQUITY      LIABILITY    TRANSLATION   ACCUMULATED
                            STOCK      STOCK      CAPITAL       CAPITAL     ADJUSTMENT   ADJUSTMENT      DEFICIT
                          ---------   --------   ----------   -----------   ----------   -----------   -----------
                                                               (IN THOUSANDS)
Balance at December 31,
  1993..................  $309,000    $     --    $  1,000      $(9,555)     $ (6,388)     $(15,899)    $(218,600)
  Dividends in
    arrears.............        --          --          --           --            --            --       (15,000)
  Net income............        --          --          --           --            --            --         1,125
  Pension liability
    adjustment..........        --          --          --           --           144            --            --
  Foreign currency
    translation.........        --          --          --           --            --         4,082            --
                          --------    --------    --------      -------      --------      --------     ---------
Balance at December 31,
  1994..................   309,000          --       1,000       (9,555)       (6,244)      (11,817)     (232,475)
  Dividends in
    arrears.............        --          --          --           --            --            --       (15,000)
  Net loss..............        --          --          --           --            --            --      (132,640)
  Pension liability
    adjustment..........        --          --          --           --        (8,866)           --            --
  Foreign currency
    translation.........        --          --          --           --            --           495            --
                          --------    --------    --------      -------      --------      --------     ---------
Balance at December 31,
  1995..................   309,000          --       1,000       (9,555)      (15,110)      (11,322)     (380,115)
  Dividends in
    arrears.............        --          --          --           --            --            --            --
    Series A............        --          --          --           --            --            --        (8,750)
    Series X............        --          --          --           --            --            --          (172)
  Net loss..............        --          --          --           --            --            --        (2,531)
  Exchange of preferred
    stock...............  (309,000)         --     563,994           --            --            --            --
  Pension liability
    adjustment..........        --          --          --           --         2,701            --            --
  Foreign currency
    translation.........        --          --          --           --            --         3,825            --
                          --------    --------    --------      -------      --------      --------     ---------
Balance at December 31,
  1996..................        --          --     564,994       (9,555)      (12,409)       (7,497)     (391,568)
  Dividends in
    arrears.............        --          --          --           --            --            --           (95)
  Net loss..............        --          --          --           --            --            --       (19,440)
  Foreign currency
    translation.........        --          --          --           --            --        (3,142)           --
                          --------    --------    --------      -------      --------      --------     ---------
Balance at March 31,
  1997..................  $     --    $     --    $564,994      $(9,555)     $(12,409)     $(10,639)    $(411,103)
                          ========    ========    ========      =======      ========      ========     =========

     See accompanying notes to unaudited consolidated financial statements.

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                -----------------------
                                                                  1996         1997
                                                                ---------   -----------
                                                                    (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss).........................................    $  (7,271)  $   (19,440)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation...........................................       60,035        71,852
     Intangible Amortization................................        4,185         4,180
     Provision for losses on accounts receivable............          690          (709)
     (Gain)/Loss on sale of vehicles and equipment..........       (5,077)       (2,292)
     Changes in operating assets and liabilities:
       Receivables..........................................       41,689        22,063
       Vehicles held for resale.............................       (2,891)         (529)
       Prepaid expenses, inventories and deposits...........       (5,573)       (1,005)
       Income taxes payable.................................          (18)       (5,307)
       Accounts payable and accrued expenses................      (12,943)       26,998
                                                                ---------   -----------
          Total adjustments.................................       80,097       115,251
                                                                ---------   -----------
Net cash provided by operating activities...................       72,826        95,811
Cash flows from investing activities:
  Purchase of vehicles......................................     (685,527)     (770,814)
  Proceeds from the sale of vehicles........................      535,505       511,554
  Purchases of property, plant and equipment................       (5,437)       (3,791)
  Proceeds from the sale of property, plant and equipment...        2,202         2,651
  Investment in joint ventures and other....................        5,377           991
                                                                ---------   -----------
Net cash used in investing activities.......................     (147,880)     (259,409)
Cash flows from financing activities:
  Proceeds from revolving credit/notes payable to banks and
     other notes payable....................................      201,178       190,579
  Principal payments of revolving credit/notes payable to
     banks and other notes payable..........................     (199,693)     (185,291)
  Proceeds from fleet lender notes..........................      608,827       735,035
  Principal payments on fleet lender notes..................     (570,310)     (577,635)
  Proceeds from commercial paper............................      859,753     3,621,502
  Principal payments on commercial paper....................     (855,467)   (3,627,262)
                                                                ---------   -----------
Net cash provided by financing activities...................       44,288       156,928
                                                                ---------   -----------
Net increase in cash and cash equivalents...................      (30,766)       (6,670)
Cash and cash equivalents, beginning of period..............       95,872        59,547
                                                                ---------   -----------
Cash and cash equivalents, end of period....................    $  65,106   $    52,877
                                                                =========   ===========

     See accompanying notes to unaudited consolidated financial statements.

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                 (IN THOUSANDS)

     (1) Interim financial information as of March 31, 1997 and for the three months ended March 31, 1997 and 1996 is unaudited. Management believes that the unaudited, interim financial statements reflect all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the Company's consolidated financial position as of March 31, 1997 and the consolidated results of operations and cash flows for the three months ended March 31, 1997 and 1996. Information for the interim periods is not necessarily indicative of results to be expected for the full year.

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors of
Budget Rent a Car Corporation:

     We have audited the accompanying consolidated balance sheets of Budget Rent a Car Corporation and subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Budget Rent a Car Corporation and subsidiaries as of December 31, 1995 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Chicago, Illinois
February 18, 1997

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1996

                                                                 1995            1996
                                                              ----------      ----------
                                                              (IN THOUSANDS EXCEPT SHARE
                                                                        DATA)
                                         ASSETS
Cash and cash equivalents...................................  $   95,872      $   59,547
Receivables:
  Vehicle rental and sales, less allowance of $29,133 in
     1995 and $36,271 in 1996...............................      90,707          79,296
  Royalty fees and other amounts due from franchisees, less
     allowance of $9,000 in 1995 and $5,458 in 1996.........      38,186          31,656
  Installment notes, $617 in 1995 and $835 in 1996, due
     within one year........................................       6,758           8,071
  Vehicle related programs -- Ford..........................      89,283          67,192
  Vehicle related programs -- other.........................       5,292           2,155
  Other.....................................................      10,806          14,193
                                                              ----------      ----------
                                                                 241,032         202,563
Prepaid expenses and taxes, inventories and deposits........      53,452          50,146
Vehicles held for sale......................................      11,756          14,299
Vehicles, at cost...........................................   1,498,060       1,449,476
  Less accumulated depreciation.............................    (144,071)       (145,501)
                                                              ----------      ----------
                                                               1,353,989       1,303,975
Property and equipment, at cost:
  Land......................................................      31,990          32,652
  Buildings and leasehold improvements......................     113,863         120,900
  Furniture and equipment...................................     102,991         107,275
  Construction in progress..................................       3,068           5,525
                                                              ----------      ----------
                                                                 251,912         266,352
     Less accumulated depreciation and amortization.........    (140,030)       (151,815)
                                                              ----------      ----------
                                                                 111,882         114,537
Other assets................................................      75,920          53,102
Intangibles, including goodwill, less accumulated
  amortization of $109,746 in 1995 and $126,715 in 1996.....     544,212         529,946
                                                              ----------      ----------
                                                              $2,488,115      $2,328,115
                                                              ==========      ==========

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

                           DECEMBER 31, 1995 AND 1996

                                                                 1995            1996
                                                              ----------      ----------
                                                              (IN THOUSANDS EXCEPT SHARE
                                                                        DATA)
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses, including outstanding
  checks of $31,840 in 1995 and $27,410 in 1996.............  $  246,694      $  207,531
Accounts payable -- Ford....................................      22,909           2,994
Current income taxes payable................................          93             812
Self-insurance liability....................................     155,324         137,249
Notes payable -- Ford.......................................     989,646         846,708
Notes payable -- other......................................     928,301         983,678
Mandatory Redeemable Preferred Stock:
  Series A, 10% cumulative, redeemable, par value $.01,
     stated value $1,000; 150,000 shares authorized; 150,000
     shares issued and outstanding, including $101,250 ($675
     per share) in 1995 of dividends in arrears.............     251,250              --
  Series X, 7.5% cumulative, redeemable, par value $.01,
     stated value $1,000; 291,000 shares authorized,
     5,006.46 shares issued and outstanding, including $172
     ($34 per share) in 1996 of dividends in arrears........          --           5,178
Stockholders' equity:
  Preferred stock:
     Series B, cumulative, participating, par value $.01,
       stated value $1,000; 309,000 shares authorized;
       309,000 shares issued and outstanding in 1995........     309,000              --
  Common stock, par value $.01; 10,000 shares authorized,
     issued and outstanding.................................          --              --
  Additional paid-in capital................................       1,000         564,994
  Costs incurred for raising equity capital.................      (9,555)         (9,555)
  Pension liability adjustment..............................     (15,110)        (12,409)
  Foreign currency translation adjustment...................     (11,322)         (7,497)
  Accumulated deficit.......................................    (380,115)       (391,568)
                                                              ----------      ----------
                                                                (106,102)        143,965
                                                              ----------      ----------
                                                              $2,488,115      $2,328,115
                                                              ==========      ==========

          See accompanying notes to consolidated financial statements.

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        DECEMBER 31, 1994, 1995 AND 1996

                                                            1994         1995         1996
                                                         ----------   ----------   ----------
                                                                    (IN THOUSANDS)
Revenue:
  Vehicle rental.......................................  $1,011,203    1,034,873      963,764
  Retail car sales.....................................      77,999       83,795       91,503
  Royalty fees.........................................      53,147       57,861       60,352
  Other................................................      13,417       16,941       17,202
                                                         ----------   ----------   ----------
                                                          1,155,766    1,193,470    1,132,821
                                                         ----------   ----------   ----------
Expenses:
  Direct vehicle and operating.........................     134,126      153,081      121,288
  Depreciation -- vehicles.............................     257,356      323,619      263,846
  Depreciation and amortization -- nonvehicle..........      21,410       19,520       26,645
  Cost of vehicles sold at retail......................      67,314       72,416       78,944
  Advertising, promotion and selling...................      99,738      106,446       83,304
  Occupancy............................................     110,386      113,286      114,325
  Personnel............................................     269,370      280,901      248,655
  General and administrative...........................      69,117       88,612       54,194
  Intangible amortization..............................      16,874       17,006       16,969
                                                         ----------   ----------   ----------
                                                          1,045,691    1,174,887    1,008,170
                                                         ----------   ----------   ----------
Earnings before interest and income taxes..............     110,075       18,583      124,651
Interest expense.......................................     104,950      149,909      124,182
                                                         ----------   ----------   ----------
Income (loss) before income taxes......................       5,125     (131,326)         469
Provision for income taxes.............................       4,000        1,314        3,000
                                                         ----------   ----------   ----------
Net income (loss)......................................  $    1,125     (132,640)      (2,531)
                                                         ==========   ==========   ==========

          See accompanying notes to consolidated financial statements.

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                               COSTS
                                                             INCURRED                    FOREIGN
                                               ADDITIONAL   FOR RAISING    PENSION      CURRENCY
                        PREFERRED    COMMON     PAID-IN       EQUITY      LIABILITY    TRANSLATION    ACCUMULATED
                          STOCK      STOCK      CAPITAL       CAPITAL     ADJUSTMENT   ADJUSTMENT       DEFICIT
                        ---------   --------   ----------   -----------   ----------   -----------   --------------
                                                              (IN THOUSANDS)
Balance at December
  31, 1993............  $309,000    $     --    $  1,000      $(9,555)     $ (6,388)     $(15,899)     $(218,600)
  Dividends in
     arrears..........        --          --          --           --            --            --        (15,000)
  Net income..........        --          --          --           --            --            --          1,125
  Pension liability
     adjustment.......        --          --          --           --           144            --             --
  Foreign currency
     translation......        --          --          --           --            --         4,082             --
                        --------    --------    --------      -------      --------      --------      ---------
Balance at December
  31, 1994............   309,000          --       1,000       (9,555)       (6,244)      (11,817)      (232,475)
  Dividends in
     arrears..........        --          --          --           --            --            --        (15,000)
  Net loss............        --          --          --           --            --            --       (132,640)
  Pension liability
     adjustment.......        --          --          --           --        (8,866)           --             --
  Foreign currency
     translation......        --          --          --           --            --           495             --
                        --------    --------    --------      -------      --------      --------      ---------
Balance at December
  31, 1995............   309,000          --       1,000       (9,555)      (15,110)      (11,322)      (380,115)
  Dividends in
     arrears:.........        --          --          --           --            --            --             --
     Series A.........        --          --          --           --            --            --         (8,750)
     Series X.........        --          --          --           --            --            --           (172)
  Net loss............        --          --          --           --            --            --         (2,531)
  Exchange of
     preferred
     stock............  (309,000)         --     563,994           --            --            --             --
  Pension liability
     adjustment.......        --          --          --           --         2,701            --             --
  Foreign currency
     translation......        --          --          --           --            --         3,825             --
                        --------    --------    --------      -------      --------      --------      ---------
Balance at December
  31, 1996............  $     --    $     --    $564,994      $(9,555)     $(12,409)     $ (7,497)     $(391,568)
                        ========    ========    ========      =======      ========      ========      =========

          See accompanying notes to consolidated financial statements.

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        DECEMBER 31, 1994, 1995 AND 1996

                                                        1994          1995           1996
                                                    ------------   -----------   ------------
Operating activities:
  Net income (loss)...............................  $      1,125   $  (132,640)  $     (2,531)
  Adjustments to reconcile net income (loss) to
     net cash provided by operating activities:
     Depreciation and amortization................       278,766       343,140        290,491
     Intangible amortization......................        16,874        17,006         16,969
     Gain on sale of vehicles and equipment.......       (25,389)      (20,333)       (14,137)
     Provision for losses on accounts
       receivable.................................         9,205         9,581          6,350
     Equity in (earnings) loss of equity
       investees..................................            61        (1,665)            --
     Changes in operating assets and liabilities,
       net of effects from franchise acquisitions:
       Receivables................................       (12,537)      (23,998)        32,118
       Prepaid expenses and taxes, inventories and
          deposits................................        (3,065)        2,710          3,306
       Vehicles held for sale.....................        (2,278)       (2,082)        (2,543)
       Accounts payable and accrued expenses......        34,458        (2,674)       (56,377)
       Current income taxes payable...............           434          (341)           719
       Estimated self-insurance liability.........       (16,861)      (14,760)       (18,075)
                                                    ------------   -----------   ------------
Net cash provided by operating activities.........       280,793       173,944        256,290
                                                    ------------   -----------   ------------
Investing activities:
  Purchase of vehicles............................    (2,841,717)   (2,783,295)    (2,196,399)
  Proceeds from sale of vehicles..................     2,402,724     2,666,523      2,000,129
  Purchase of property and equipment..............       (14,692)      (19,144)       (25,265)
  Proceeds from the sale of property and
     equipment....................................         8,846         8,940          7,180
  Changes in other assets.........................        33,029       (53,962)         9,301
                                                    ------------   -----------   ------------
Net cash used in investing activities.............      (411,810)     (180,938)      (205,054)
                                                    ------------   -----------   ------------
Financing activities:
  Proceeds from revolving credit facility and
     other notes payable..........................     2,130,732     2,101,462        839,349
  Principal payments on revolving credit facility
     and other notes payable......................    (2,108,407)   (1,917,026)      (823,057)
  Proceeds from fleet lender notes................     2,021,290     1,739,199      2,194,033
  Principal payments on fleet lender notes........    (2,114,124)   (1,833,544)    (2,353,082)
  Proceeds from commercial paper..................    10,098,459     7,777,064     10,878,540
  Principal payments on commercial paper..........   (10,354,161)   (7,831,494)   (10,823,344)
  Proceeds from notes payable to other vehicle
     lenders......................................       500,000            --             --
                                                    ------------   -----------   ------------
Net cash provided by (used in) financing
  activities......................................       173,789        35,661        (87,561)
                                                    ------------   -----------   ------------
Increase (decrease) in cash and cash
  equivalents.....................................        42,772        28,667        (36,325)
Cash and cash equivalents at beginning of year....        24,433        67,205         95,872
                                                    ------------   -----------   ------------
Cash and cash equivalents at end of year..........  $     67,205   $    95,872   $     59,547
                                                    ============   ===========   ============

          See accompanying notes to consolidated financial statements.

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

(1) SIGNIFICANT ACCOUNTING POLICIES

  General

     On March 30, 1989, pursuant to an agreement and plan of merger, as amended, Budget Rent a Car Corporation (the Company) became a wholly owned subsidiary of Beech Holdings Corp. (Holdings). Effective December 31, 1995, Holdings was merged with and into the Company (the Merger). All shares of Holdings stock outstanding prior to the Merger were retired and new shares of Company stock, with rights and preferences similar to the retired Holdings shares, were issued to the stockholders of Holdings. The accompanying financial statements are presented as if the Merger had taken place on January 1, 1994. The most significant impact of the Merger on the consolidated financial statements of the Company was to increase intangible assets (and amortization expense) and to increase stockholders' equity.

     On July 16, 1996, pursuant to a Recapitalization Plan approved by the Company's Board of Directors and stockholders, the Company exchanged all previously issued and outstanding shares of Preferred A and Preferred B stock for 5,006.46 shares of a new series (Series X) of mandatory redeemable preferred stock. As a result of the exchange, additional paid-in capital increased $563,994, while Series B preferred stock, at stated value, decreased $309,000 and mandatory redeemable preferred stock (Series A) was reduced by $260,000. See note 11 to the consolidated financial statements.

  Description of Business

     The Company is engaged in the business of vehicle rental through both owned and franchised operations. Company owned vehicle rental operations are located primarily throughout the United States and Western Europe. The largest concentration (approximately 25%) of vehicle rental assets is located in the highly competitive Florida market. Franchised vehicle operations are located worldwide. Customers are mainly business and leisure travelers. No customer accounts for more than 10% of the Company's revenues.

  Principles of Consolidation

     The consolidated financial statements include the accounts and operations of the Company and its majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. Investments in less than majority-owned entities are accounted for using the equity method, under which the Company's share of operating results are reflected in income as earned and dividends are credited against the investment when received.

  Cash and Cash Equivalents

     Cash equivalents include all highly liquid investments with an original maturity of three months or less.

  Computer Software Systems

     License fees related to the Company's purchased reservation system and associated applications and databases are capitalized and amortized over ten years. Costs associated with the internal development of other computer software systems and system enhancements are capitalized and amortized over three years.

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

  Intangibles, Including Goodwill

     Costs in excess of the fair value of net assets acquired as a result of the acquisition of the Company and in conjunction with acquisitions of franchise vehicle rental operations are capitalized and amortized over 40 years on the straight-line method.

     The carrying value of goodwill is reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable through projected undiscounted future operating cash flows. Although no impairment is indicated at December 31, 1996, the assessment of recoverability will be impacted if estimated projected undiscounted operating cash flows are not achieved.

  Other Revenues

     Other revenues largely consist of income before interest and taxes for insurance and credit card processing operations, the Company's share of operating results of equity investees and revenues generated from miscellaneous services provided to the Company's franchisees.

  Vehicle Dispositions

     Repurchase programs with vehicle manufacturers require the manufacturers to repurchase the vehicles after varying time frames at agreed upon prices (subject to defined condition and mileage standards). Vehicles subject to these programs are capitalized and depreciated such that no gain or loss is realized upon disposition.

     Gains or losses realized on vehicles sold through the wholesale market are recorded as adjustments to depreciation expense.

  Depreciation and Amortization

     Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives range from 25 years for buildings to three to seven years for furniture and equipment. Costs of leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated useful life of the related assets. Vehicles are depreciated at rates ranging from 1.0% to 2.5% per month, depending on vehicle type.

  Advertising, Promotion and Selling

     Advertising, promotion and selling costs are expensed as incurred. The Company incurred advertising expenses of $33,326, $38,552 and $31,201 in 1994, 1995 and 1996, respectively.

  Environmental Costs

     Environmental remediation costs are recorded in accrued expenses based on estimates of known environmental remediation exposures when it becomes probable that a liability has been incurred. Environmental exposures are largely related to underground storage tanks.

     Expenditures are expected to be made over the next three years. A receivable is recorded for amounts recoverable from third-parties when collection becomes probable.

  Self-insurance Liability

     The Company is self-insured with respect to personal and property liability claims up to specified limits. Third-party insurance is maintained for claims in excess of the limits. A liability is recorded for known claims and for incurred but not reported incidents based on actuarially computed estimates of

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES expected loss. The liability recorded as a result of these actuarially computed estimates may experience material changes from year to year as incurred but not reported incidents become known and known claims are settled.

     The Company maintained unused letters of credit amounting to $122,324 and $89,272 at December 31, 1995 and 1996, respectively, largely in support of its insurance liability in certain states and supporting the reimbursement of claims paid by third-party claims administrators.

  Income Taxes

     Deferred taxes are recognized to the extent they are expected to be payable upon distribution of earnings of foreign and unconsolidated subsidiaries. The Company uses a September 30 fiscal year for U.S. Federal income tax purposes.

     The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, as measured by the enacted tax rates which will be in effect when those temporary differences are expected to be recovered or settled. Deferred tax expense is the result of changes in the net deferred tax assets and liabilities. The effect of a change in tax rates is recognized in the period that includes the enactment date.

  Translation of Foreign Financial Statements

     The financial statements of the Company's foreign affiliates have been translated into U.S. dollars in accordance with SFAS No. 52. Accordingly, assets and liabilities of foreign operations are translated at period-end rates of exchange, with any resultant translation adjustments reported as a separate component of stockholders' equity. Income statement accounts are translated at average exchange rates for the period and gains and losses from foreign currency transactions are included in net income.

  Derivatives

     Premiums paid for purchased interest rate cap agreements are amortized to interest expense over the terms of the cap. Unamortized premiums are included in prepaid expenses in the balance sheet. Accounts receivable under cap agreements are accrued with a corresponding reduction of interest expense.

     Gains and losses on foreign exchange contracts and futures related to qualifying hedges of firm commitments or anticipated transactions are deferred and are recognized in income when the hedged transaction occurs. The Company does not engage in speculative derivatives.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Changes in Accounting Estimates

     During 1994, 1995 and 1996 the Company recorded adjustments related to prior year actuarial estimates of its self-insurance liability. The effect of these adjustments was to increase income before

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES taxes by approximately $8,000 in 1994, to decrease income before taxes by approximately $15,000 in 1995 and to increase income before taxes by approximately $19,000 in 1996.

  Reclassifications

     Certain amounts in the 1994 and 1995 consolidated financial statements have been reclassified to conform with the current year presentation.

(2) VEHICLES, AT COST

     Vehicles, at cost largely represent revenue earning cars and trucks. At December 31, 1995 and 1996 the net book value of vehicles subject to repurchase programs was approximately $1,077,000 and $940,047, respectively.

(3) REORGANIZATION AND CENTRALIZATION

     The accompanying financial statements for 1995 include charges and accruals of approximately $14,600 ($9,300 in personnel expense and $5,300 in general and administrative expense) related to a reorganization and centralization primarily of the finance and administrative functions of the Company (the "Reorganization"). In conjunction with the Reorganization, approximately 450 employees were identified for termination, primarily in finance and operations management. As of December 31, 1996, all affected employees have been terminated or accepted other open positions.

     At December 31, 1996, the remaining accruals relating to the Reorganization totaled approximately $2,300. During 1996, amounts paid and non-cash accrual reductions totaled approximately $11,000 and $1,300, respectively.

(4) OTHER ASSETS

     Other assets include purchased software and capitalized software systems development costs, net of accumulated amortization, which amount to approximately $65,351 and $53,101 at December 31, 1995 and 1996, respectively. In addition, other assets includes the Company's 50% investment in Compass Computer Services, Inc. (Compass) and a 20% investment in a foreign rental operation. Compass provides, among other services, reservation data processing.

     The Company received dividends from Compass of $850, $150 and $8,088 during 1994, 1995 and 1996, respectively. In 1996, $5,000 of the dividends represents the fair value of property and equipment received. The combined revenues of the Company's investees during 1994, 1995 and 1996 amount to less than 10% of consolidated revenues. At December 31, 1996, the amount of undistributed earnings of Compass included in consolidated accumulated deficit is not significant.

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

(5) NOTES PAYABLE

     Notes payable at December 31 consist of the following:

                                                FINAL
                           INTEREST RATE       MATURITY        1995         1996
                          ----------------  --------------  ----------   ----------
Fleet lender revolving
  notes.................   7.23% to 8.40%        1997         $598,710     $426,370
Commercial paper
  payable...............   5.20% to 6.35%        1997          312,320      367,516
Vehicle lender term
  notes.................       6.02%             1999          500,000      500,000
Revolving credit
  facility..............       7.73%             1997          392,718      418,218
Foreign notes...........  4.06% to 11.55%    1997 to 2012       58,893       71,676
Note payable to
  vendor................       6.20%             1998           39,975       35,875
Notes payable to former
  owners of franchises
  purchased by the
  Company...............  10.00% to 12.00%   1997 to 1999        2,038        1,562
Other...................   5.48% to 9.00%    1997 to 2007       13,293        9,169
                          ----------------  --------------  ----------   ----------
                                                            $1,917,947   $1,830,386
                                                            ==========   ==========

     Fleet lender revolving notes: The fleet lender revolving notes are secured by the applicable vehicles and vehicle program receivables. The notes bear interest at rates that vary with commercial paper rates or the prime rate. The Company makes monthly principal payments based on depreciation of the related vehicles adjusted for net additions or disposals. It is the Company's intention and ability to renew the fleet lender revolving notes or to obtain financing under similar terms when the present agreements expire. At December 31, 1995 and 1996, $593,937 and $426,370, respectively, are due to Ford.

     Commercial paper payable: The commercial paper payable (the "paper") is secured by the applicable vehicles and vehicle program receivables. Under limited circumstances the paper may be repaid by draws under a related, bank provided liquidity facility ($725,000) or a related letter of credit ($120,000). The paper is issued periodically with maturities up to 90 days. It is the Company's intention and ability to renew the liquidity facility and letter of credit or to obtain financing under similar terms when the present agreements expire in July 1997 and July 1998, respectively.

     Vehicle lender term notes: The vehicle lender term notes (the "notes") are secured by the applicable vehicles and vehicle program receivables. Under limited circumstances the notes may be repaid by draws under a related letter of credit ($25,000).

     Revolving credit facility: The revolving credit facility, which provides funding of working capital, bears interest at rates that vary with commercial paper rates and is due to Ford. The unused and available commitment of the credit facility was $57,282 and $106,782 at December 31, 1995 and 1996, respectively.

     Foreign notes: The foreign notes primarily provide financing for vehicle purchases and the funding of working capital. At December 31, 1995 and 1996, approximately $53,917 and $67,733, respectively, relate to vehicle debt while $4,976 and $3,943, respectively, relate to the funding of working capital and various other debt. At December 31, 1995 and 1996, $2,991 and $2,120, respectively, are due to Ford.

     Notes payable to vendor: The note payable to vendor relates to the Company's license agreement for the reservation system and associated applications and databases.

     Substantially all of the Company's assets serve as collateral under the various credit agreements. Cash deposits restricted as to use amounted to $52,471 and $28,359 at December 31, 1995 and 1996,

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES respectively. The fleet lender revolving notes, liquidity facility, vehicle lender term notes and revolving credit facility each contain restrictive covenants relating to, among other things, incurring liens, paying dividends or selling certain assets. Additionally, the revolving credit facility has specific covenants relating to net worth, leverage and capital expenditures. Compliance with these covenants has been waived.

     Maturities: Scheduled aggregate maturities of notes payable at December 31 are as follows:

                                                                 1995         1996
                                                              ----------   ----------
1996........................................................  $1,375,455   $       --
1997........................................................       4,629    1,308,854
1998........................................................       7,977       18,976
1999........................................................     505,159      501,207
2000........................................................       4,567          496
2001........................................................       4,596          368
Thereafter..................................................      15,564          485
                                                              ----------   ----------
                                                              $1,917,947   $1,830,386
                                                              ==========   ==========

     Interest payments amounted to $105,214, ($63,038 to Ford) $149,219 ($83,627 to Ford) and $124,483 ($74,815 to Ford) in the years ended December 31, 1994, 1995 and 1996, respectively. In 1995 the Company capitalized $1,233 of interest costs incurred.

(6) FINANCIAL INSTRUMENTS

     Interest Rate Caps: The Company enters into interest rate cap agreements to limit its exposure to increases in interest rates. Under these agreements, the Company will receive payment in the event that 30 day commercial paper rates exceed levels varying from 5.00% to 5.75%.

     The Company had interest rate cap agreements outstanding in the notional amount of $500,000 at December 31, 1995 and 1996, respectively. In 1996, fees of approximately $3,600 have been paid to the counterparties (major banks) and are amortized on the straight-line method to interest expense over the protection period (through December 1997). At December 31, 1995 and 1996, the unamortized fees amounted to approximately $3,390 and $3,600, respectively.

     The Company is exposed to credit-related loss, to the extent of the fair value of the contracts, in the event of nonperformance by the counterparties to the agreements, but believes this risk to be minimal given the high credit ratings of the counterparties.

     Foreign exchange contracts: The Company employs forward foreign exchange contracts to limit its exposure to currency fluctuations on certain intercompany loans between foreign operations. Under these agreements, the Company is obligated to sell foreign currencies (primarily European) in exchange for British Sterling or U.S. dollars at dates several months into the future. These contracts are subject to the creditworthiness of the counterparties (large banks), but the Company believes this risk to be minimal given the high credit ratings of the counterparties. At December 31, 1995, no foreign exchange contracts were outstanding. At December 31, 1996, the Company had approximately $7,254 in forward foreign exchange contracts outstanding and had deferred expenses of approximately $77.

(7) PENSION AND OTHER BENEFIT PLANS

     Substantially all employees of the United Kingdom and certain employees in the U.S. are covered under noncontributory pension plans. Plan benefits are based on final average compensation. The Company's funding policy for the domestic pension plan is to contribute the minimum ERISA contribution

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES required under the projected unit credit actuarial cost method. Effective December 31, 1991, the Company suspended its domestic defined benefit pension plan. As a result of this suspension, employees will earn no additional benefits under the plan. The domestic plan is supplemented by an unfunded, nonqualified plan providing benefits (as computed under the benefit formula) in excess of limits imposed by Federal tax law. The cost of the supplemental plan was approximately $1,009, $1,053 and $1,005 in 1994, 1995 and 1996, respectively.

     Effective August 1996 the Company established an unfunded, nonqualified plan providing benefits to its officers, (the Executive Protection Plan) based on a percentage of final compensation. The cost of the Executive Protection Plan was approximately $87 in 1996.

     The Company also maintains a Savings Plus Plan. Under this plan, an eligible employee of the Company, or its participating subsidiaries, who has completed one year of continuous service and enrolls in the plan may elect to defer from 1% to 15% of specified compensation under a "cash or deferred arrangement" under Section 401(k) of the Internal Revenue Code, subject to certain limitations. The Company contributes varying amounts (25% to 75%) on the first 6% of each participating employee's eligible salary deferrals to various funds established by the plan. The cost of the plan was approximately $2,436, $2,657 and $2,332 in 1994, 1995 and 1996, respectively.

     The Company maintains a defined contribution benefit plan covering all employees eligible under the Savings Plus Plan. The amount of funds contributed to the plan each year, if any, is at the discretion of the Board of Directors, based on a percentage of an employee's total cash compensation. The cost of the plan was approximately $5,368, $3,096 and $2,761 in 1994, 1995 and 1996,
respectively.

     Each of the Company's defined benefit plan's accumulated benefits exceed the plan's assets at December 31, 1996 and 1995. The following table sets forth the domestic and foreign pension plans' funded status and amounts recognized in the Company's consolidated financial statements at December 31:

                                                   1995                  1996
                                            ------------------    ------------------
                                            DOMESTIC   FOREIGN    DOMESTIC   FOREIGN
                                             PLANS      PLAN       PLANS      PLAN
                                            --------   -------    --------   -------
Actuarial present value of benefit
  obligations:
  Vested benefits.........................  $(27,328)  $(3,123)   $(27,615)  $(4,685)
  Nonvested benefits......................    (1,033)      (52)     (1,103)      (69)
                                            --------   -------    --------   -------
Accumulated benefit obligation............  $(28,361)  $(3,175)   $(28,718)   (4,754)
                                            ========   =======    ========   =======
Projected benefit obligation for service
  rendered to date........................   (28,361)   (3,920)    (28,767)   (5,768)
Plan assets at fair value, primarily
  participation in common trust funds.....    14,650     6,185      16,183     7,936
                                            --------   -------    --------   -------
Excess (deficiency) of plan assets over
  projected benefit obligation............   (13,711)    2,265     (12,584)    2,168
Unrecognized net asset at transition......        --        (3)      1,217        (3)
Unrecognized net loss (gain)..............    15,110      (200)     12,458       398
Adjustment required to recognize minimum
  liability...............................   (15,110)       --     (13,626)       --
                                            --------   -------    --------   -------
Prepaid (accrued) pension cost............  $(13,711)  $ 2,062    $(12,535)    2,563
                                            ========   =======    ========   =======

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

                                        1994                 1995                  1996
                                 ------------------   ------------------    ------------------
                                 DOMESTIC   FOREIGN   DOMESTIC   FOREIGN    DOMESTIC   FOREIGN
                                  PLANS      PLAN      PLANS      PLAN       PLANS      PLAN
                                 --------   -------   --------   -------    --------   -------
Service cost for benefits
  earned during the period.....  $    --     $ 149    $    --     $ 158     $    24     $ 447
Interest cost on projected
  benefit obligation...........    1,639       224      1,809       253       1,916       344
Return on plan assets..........      334      (520)    (2,728)     (526)     (1,904)     (666)
Net amortization and
  deferral.....................   (1,141)      (43)     1,996        (3)      1,335        --
                                 -------     -----    -------     -----     -------     -----
Pension expense (income).......  $   832     $(190)   $ 1,077     $(118)    $ 1,371     $ 125
                                 =======     =====    =======     =====     =======     =====

     The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation for 1995 and 1996 was 6.8% and 7.1%, respectively. No compensation increase has been assumed as no additional benefits will be earned under the domestic plans. The assumed compensation increase under the Executive Protection Plan and foreign plan was 5% and 4%, respectively. The expected long-term rate of return on plan assets for 1995 and 1996 was 10% and 9.5%, respectively.

     The Company has recognized additional liabilities related to each of its domestic plans as the unfunded liability recognized as accrued pension cost is less than the actuarially determined accumulated benefit obligation. The additional liability is reflected in the accompanying balance sheets as follow at December 31:

                                                               1995      1996
                                                              -------   -------
Unrecognized prior service cost (increase intangible
  assets)...................................................  $    --   $ 1,217
Additional liability in excess of unrecognized prior service
  cost (decrease stockholders' equity)......................   15,110    12,409
                                                              -------   -------
Additional liability (increase accounts payable and accrued
  expenses).................................................  $15,110   $13,626
                                                              =======   =======

(8) INCOME TAXES

     The provision for income taxes for the years ended December 31 consists of the following:

                                                              1994     1995     1996
                                                             ------   ------   ------
Current:
  State....................................................  $  823   $  448   $1,148
  Foreign                                                     1,676      866    1,852
                                                             ------   ------   ------
                                                              2,499    1,314    3,000
Deferred...................................................   1,501       --       --
                                                             ------   ------   ------
                                                             $4,000   $1,314   $3,000
                                                             ======   ======   ======

     Net income tax payments amounted to $102, $1,640 and $2,196 in the years ended December 31, 1994, 1995 and 1996, respectively.

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

     Reconciliations of income taxes at the statutory U.S. Federal income tax rate and the effective tax rate for the years ended December 31 are as follows:

                                                          1994       1995      1996
                                                         -------   --------   -------
Federal income tax provision at statutory rate.........  $ 1,794   $(45,964)  $   164
Intangible amortization and adjustments................    3,856      6,070     5,884
Provision for state taxes net of federal benefit.......      535         --       746
Change in the beginning of the year valuation allowance
  for deferred tax assets allocated to income tax
  expense..............................................   (1,345)    44,383      (684)
Effect of foreign operations...........................   (1,170)    (2,625)   (3,199)
Other..................................................      330       (550)       89
                                                         -------   --------   -------
                                                         $ 4,000   $  1,314   $ 3,000
                                                         =======   ========   =======

     Income (loss) before income tax expense from foreign sources was $5,216, $7,049 and $8,436 for the years ended December 31, 1994, 1995 and 1996, respectively.

     The significant components of deferred income tax expense for the years ended December 31 are as follows:

                                                           1994       1995     1996
                                                          -------   --------   -----
Deferred tax expense (benefit) (arising from changes in
  deferred tax assets and liabilities)..................  $ 2,845   $(47,010)  $ 684
Increase (decrease) in beginning-of-the-year balance of
  the valuation allowance for deferred tax assets.......   (1,344)    47,010    (684)
                                                          -------   --------   -----
                                                          $ 1,501   $     --   $  --
                                                          =======   ========   =====

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred liabilities at December 31 relate to the following:

                                                                1995        1996
                                                              ---------   ---------
Deferred tax assets:
  Estimated self-insurance liability........................  $  59,859   $  54,060
  Accrued expenses-pension..................................       (217)        800
  Accounts receivable, principally due to allowance for
     doubtful accounts......................................      5,600       6,391
  Accrued salaries and bonuses..............................      4,225       2,103
  Accrued expenses -- other.................................        881      (1,315)
  Net operating loss carryforwards..........................     87,952      76,672
  Business tax credit carryforwards.........................      5,881       5,881
  Alternative minimum tax credit carryforwards..............      2,811       2,811
  Foreign tax credit carryforwards..........................      3,035       4,319
  Foreign tax assets and net operating loss carryforwards...        245       1,308
  Other.....................................................        479         479
                                                              ---------   ---------
     Total gross deferred tax assets........................    170,751     153,509
     Less valuation allowance...............................   (112,697)   (112,013)
                                                              ---------   ---------
     Net deferred tax assets................................     58,054      41,496
Deferred tax liabilities:
  Vehicles, principally due to differences in
     depreciation...........................................    (19,515)     (2,986)
  Other assets, principally due to research and
     development............................................    (23,196)    (22,714)
  Intangibles, principally due to amortization of
     identifiable items.....................................    (12,483)    (13,387)
  Other.....................................................     (2,860)     (2,409)
                                                              ---------   ---------
  Total gross deferred tax liabilities......................    (58,054)    (41,496)
                                                              ---------   ---------
Net deferred tax asset......................................  $      --   $      --
                                                              =========   =========

     At December 31, 1996, the Company has net operating loss carryforwards for federal income tax purposes of $207,222 which are available to offset future federal taxable income through 2011. The Company's business tax credit carryforwards for federal income tax purposes are available to reduce future federal income taxes through 2011 and the Company's alternative minimum tax credit carryforwards are available to reduce future federal regular income taxes, if any, over an indefinite period. The foreign tax credits, available to reduce future federal income taxes, if any, expire from 1997 through 2001. During the year, as a result of the Recapitalization Plan, the Company experienced a change of ownership for income tax purposes which may limit the availability of the above carryover in future years.

     Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1996 will be allocated as follows:

                                                               AMOUNT
                                                              --------
Income tax benefit that would be reported in the
  consolidated statements of operations.....................  $ 95,764
Reduction of intangibles, including goodwill................    16,249
                                                              --------
                                                              $112,013
                                                              ========

(9) LITIGATION

     The Company was a defendant in a lawsuit (in which it filed counter claims) that sought unspecified damages for alleged breach of contract related to its interest in the INTRICO Partnership (a joint venture partnership, which was created to develop a new state of the art hotel and vehicle rental reservation system). In January 1994 the Company reached a settlement in this matter. Amounts received in the settlement were sufficient to reimburse the Company for its investment in the partnership, capitalized

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES expenditures and capitalized interest and had no other material impact on the Company's consolidated financial condition.

     Other litigation arising in the normal course of business is pending against the Company. Management believes that the Company has meritorious defenses to all significant litigation and that the ultimate outcome of the litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations.

(10) LEASES AND AIRPORT CONCESSION FEES

     Expenses for operating leases and airport concession fees for the years ended December 31 amount to:

                                                       1994       1995       1996
                                                      -------    -------    -------
Minimum fees........................................  $73,401    $66,439    $71,540
Contingent fees.....................................   24,855     32,113     28,340
                                                      -------    -------    -------
                                                      $98,256    $98,552    $99,880
                                                      =======    =======    =======

     Vehicle leasing expenses of $20,154, $20,937 and $24,713 for the years ended December 31, 1994, 1995 and 1996, respectively, are not included in the table above.

     Contingent fees are largely based on a percentage of revenues at certain locations. The Company is required by most of the leases for its operating facilities to pay real estate taxes, insurance and other occupancy expenses. In addition, the Company guarantees airport concession fees on behalf of certain franchisees.

     Future minimum commitments as of December 31, 1996 for noncancelable leases and concession agreements are as follows:

                                                               AMOUNT
                                                              --------
1997........................................................  $ 58,146
1998........................................................    35,767
1999........................................................    23,092
2000........................................................    16,923
2001........................................................    12,977
Thereafter..................................................    61,640
                                                              --------
                                                              $208,545
                                                              ========

     Several of the Company's leases include renewal options for varying periods.

(11) MANDATORY REDEEMABLE PREFERRED STOCK

     Series X preferred stock (Series X): The Series X is entitled to cumulative dividends, payable quarterly, when and if declared by the Board of Directors, at an annual rate of 7.5% of its stated value. The Series X is subject to mandatory redemption in March 2004 at its then liquidation value (stated value plus any unpaid accumulated dividends). The Series X ranks prior to all other equity securities of the Company with respect to dividends rights and rights upon liquidation.

     The Series X stockholders may vote only with respect to matters which would alter or change the powers, preferences or special rights of the shares including authorization to issue any stock ranking equal or prior to the Series
X. A majority of Series X shares are required to approve any matters brought to a vote.

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

     Series A preferred stock (Series A): The Series A is entitled to cumulative dividends, payable quarterly, when and if declared by the Board of Directors, at an annual rate of 10% of its stated value. The Series A is subject to mandatory redemption in March 2004 at its then liquidation value (stated value plus any unpaid accumulated dividends). The Series A ranks prior to all other equity securities of the Company other than Series X with respect to dividend rights and rights upon liquidation.

     The Series A stockholders may vote only with respect to matters which would alter or change the powers, preferences or special rights of the shares including authorization to issue any stock ranking equal or prior to the Series
A. A majority of Series A shares are required to approve any matters brought to a vote. The affirmative vote of the original purchaser is required to approve these matters as long as the original purchaser owns shares of Series A and Series B preferred stock which collectively have an aggregate stated value of at least $1,000.

(12) STOCKHOLDERS' EQUITY

     Series B preferred stock (Series B): The Series B is entitled to cumulative dividends, payable quarterly, when and if declared by the Board of Directors, equal to 100% of earnings, after deduction of dividends on the Series A, up to a maximum annual dividend of $25,000. The Series B ranks prior to the common stock with respect to rights upon liquidation.

     The Series B stockholders may vote only with respect to matters which would alter or change the powers, preferences or special rights of the shares including authorization to issue any stock ranking equal or prior to the Series
B. A majority of Series B shares is required to approve any matters brought to a vote.

(13) ENVIRONMENTAL MATTERS

     The Company has recorded amounts which, in management's best estimate, will be sufficient to satisfy anticipated costs of known remediation requirements. At December 31, 1996 the Company has accrued $3,400 for estimated environmental remediation costs and expects to expend approximately $1,900 during 1997. Amounts receivable from third parties for reimbursement of remediation expenditures is not significant.

     Due to factors such as continuing changes in environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites and changes in the extent of expected remediation efforts, estimated costs for future environmental compliance and remediation are subject to uncertainty and it is difficult to predict the amount or timing of future remediation requirements. The Company does not expect such future costs to have a material adverse effect on the Company's consolidated financial position or results of operations.

(14) RELATED-PARTY TRANSACTIONS

     Prior to the Recapitalization Plan, Ford Motor Company (Ford) and its affiliates held all of the outstanding preferred stock of the Company and hold a minimal amount of Series X at December 31, 1996. Ford and the Company are parties to a vehicle supply agreement, effective through August 1998, pursuant to which owned locations are to acquire at least 70% of their annual vehicle purchases from Ford. The agreement provides that Ford vehicles will be competitive with vehicles of other manufacturers in terms of price and other factors. A related agreement between Ford and the Company, effective through August 2007, provides for certain incentives to be paid by Ford to the Company dependent on the attainment of certain volume purchase requirements. Ford represents the Company's largest debtor and creditor at December 31, 1995 and 1996.

                 BUDGET RENT A CAR CORPORATION AND SUBSIDIARIES

(15) DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

     Cash and cash equivalents, receivables and accounts payable and accrued expenses: The carrying amounts approximate fair value due to the short maturity of these instruments.

     Notes payable: The carrying amounts approximate fair value as a majority of the obligations incur interest at a floating, market rate that is reset monthly. In addition, the significant terms of fixed rate obligations do not differ materially from those currently available to the Company.

     Interest rate cap agreements: As described in note 6 to the consolidated financial statements, the Company has recorded $3,600 in capitalized fees related to various interest rate cap agreements. The fair value of these agreements at December 31, 1996, based on a sampling of financial institutions' and brokers' quotes is approximately $2,020.

(16) GEOGRAPHICAL SEGMENT INFORMATION

     The Company operates in two major geographical areas; North America and International.

     Information by area for the years ended December 31 is as follows:

                                                    1994         1995         1996
                                                 ----------   ----------   ----------
Revenue:
  North America................................  $1,040,847   $1,064,182   $  997,907
  International................................     114,919      129,288      134,914
                                                 ----------   ----------   ----------
          Total................................  $1,155,766   $1,193,470   $1,132,821
                                                 ==========   ==========   ==========
Income Before Taxes:
  North America................................  $   (3,209)  $ (140,921)  $  (10,882)
  International................................       8,334        9,595       11,351
                                                 ----------   ----------   ----------
          Total................................  $    5,125   $ (131,326)  $      469
                                                 ==========   ==========   ==========
Identifiable Assets:
  North America................................  $2,440,040   $2,318,120   $2,142,798
  International................................     162,334      169,995      185,317
                                                 ----------   ----------   ----------
          Total................................  $2,602,374   $2,488,115   $2,328,115
                                                 ==========   ==========   ==========

(17) SUBSEQUENT EVENT -- SALE OF THE COMPANY

     On January 13, 1997, Team Rental Group, Inc. and its subsidiaries (TEAM) entered into stock purchase agreements (the Agreements) with Ford, the common stockholder of the Company and the Company, pursuant to which TEAM agreed to acquire the capital stock of the Company. Under the Agreements, all outstanding fleet lender revolving notes and commercial paper payable will be refinanced. In addition, the Company will be obligated to repay a portion of its outstanding indebtedness under the revolving credit facility and Ford will cancel a portion of the indebtedness.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Credit Suisse First Boston Corporation, ABN AMRO Chicago Corporation, BT Alex. Brown Incorporated, McDonald & Company Securities, Inc. and J.P. Morgan Securities Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Class A Common Stock set forth opposite its name below:

                                                              NUMBER OF
                                                              SHARES OF
                                                               CLASS A
                                                               COMMON
                        UNDERWRITER                             STOCK
                        -----------                           ---------
Goldman, Sachs & Co. .......................................    942,550
Credit Suisse First Boston Corporation......................    942,550
ABN AMRO Chicago Corporation................................    471,100
BT Alex. Brown Incorporated.................................    471,100
McDonald & Company Securities, Inc..........................    471,100
J.P. Morgan Securities Inc..................................    471,100
Dresdner Kleinwort Benson North America LLC. ...............    237,000
Furman Selz LLC.............................................    237,000
Montgomery Securities.......................................    237,000
Smith Barney Inc............................................    237,000
                                                              ---------
          Total.............................................  4,717,500
                                                              =========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.85 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company and the Selling Stockholders have granted the Underwriters options exercisable for 45 days after the date of this Prospectus to purchase up to an aggregate of 600,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. The over-allotment option from Ford (for 100,000 shares of Class A Common Stock) must be exercised in full before the other over-allotment options may be exercised and the over-allotment option from Atlantic Equity Corporation (for 50,000 shares of Class A Common Stock) must be exercised in full before the over-allotment option from the Company (for 450,000 shares of Class A Common Stock) may be exercised. If the Underwriters exercise any of the over-allotment options, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,717,500 shares of Class A Common Stock offered hereby.

     The Company's directors and executive officers, who in the aggregate beneficially own 2,933,758 shares of Class A Common Stock, and the Company have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option or purchase plans existing or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Class A Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Class A Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Class A Common

Stock offered hereby. In addition, during such 90 day period the Company may issue up to 500,000 shares of Class A Common Stock in connection with acquisitions. The recipients of such shares will be subject to restrictions on disposition similar to those imposed by the Representatives on the Company and its directors and executive officers.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act. See "Certain Transactions".

     In connection with the Offering, the Underwriters may purchase and sell the Class A Common Stock in the open market. These transactions may include over-allotment and stabilization transactions and purchases to cover syndicate short positions created in connection with the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members and other broker-dealers in respect of the Class A Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     Credit Suisse First Boston Corporation and its affiliates have provided extensive services to the Company in connection with certain of the Company's debt facilities and public offerings. Credit Suisse First Boston Corporation also acted as financial advisor to the Company in connection with the Budget Acquisition.

           ==========================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary.......................    3
Risk Factors.............................   12
Use of Proceeds..........................   17
Price Range of Common Stock..............   17
Dividend Policy..........................   17
Capitalization...........................   18
Pro Forma Consolidated Statements of
  Operations.............................   20
Selected Historical Financial Data of
  the Company............................   29
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations of the Company..............   31
Selected Historical Financial Data
  of BRACC...............................   40
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations of BRACC....................   42
Business.................................   47
The Budget Acquisition...................   61
Management...............................   64
Certain Transactions.....................   69
Principal and Selling Stockholders.......   72
Description of Capital Stock.............   75
Description of Certain Indebtedness......   80
Shares Eligible for Future Sale..........   83
Legal Matters............................   83
Experts..................................   83
Additional Information...................   85
Index to Financial Statements............  F-1
Underwriting.............................  U-1

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                                4,717,500 SHARES

                               BUDGET GROUP, INC.
                              CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                            ------------------------

                                 [BUDGET LOGO]
                            ------------------------

                              GOLDMAN, SACHS & CO.

                           CREDIT SUISSE FIRST BOSTON

                          ABN AMRO CHICAGO CORPORATION

                                 BT ALEX. BROWN

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                               J.P. MORGAN & CO.

                      REPRESENTATIVES OF THE UNDERWRITERS

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